   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 28, 1997

                                                 REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                          FIRST SIERRA FINANCIAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                          6159                         76-0438432
 (STATE OR OTHER JURISDICTION    (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
      OF INCORPORATION OR        CLASSIFICATION CODE NUMBER)         IDENTIFICATION NO.)
        ORGANIZATION)

                        TEXAS COMMERCE TOWER, SUITE 7050
                               600 TRAVIS STREET
                              HOUSTON, TEXAS 77002
                                 (713) 221-8822
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               THOMAS J. DEPPING
                                   PRESIDENT
                        TEXAS COMMERCE TOWER, SUITE 7050
                               600 TRAVIS STREET
                               HOUSTON, TX 77002
                                 (713) 229-6800
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   Copies to:

                T. MARK KELLY                                 SCOTT N. GIERKE
           VINSON & ELKINS L.L.P.                         MCDERMOTT, WILL & EMERY
     2300 FIRST CITY TOWER, 1001 FANNIN                        227 W. MONROE
           HOUSTON, TX 77002-6760                            CHICAGO, IL 60606
               (713) 758-3622                                 (312) 984-7521
             (713) 615-5531(FAX)

                             ---------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

==================================================================================================================
                                                        PROPOSED MAXIMUM        PROPOSED
      TITLE OF EACH CLASS OF          AMOUNT TO BE     OFFERING PRICE PER   MAXIMUM AGGREGATE       AMOUNT OF
   SECURITIES TO BE REGISTERED         REGISTERED           SHARE(1)        OFFERING PRICE(2)   REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------
Common stock, par value $.01......  2,300,000 shares         $10.00            $23,000,000           $6,970
==================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee.

(2) Calculated pursuant to Rule 457(a) under the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 28, 1997

PROSPECTUS

                                     [LOGO]

                                2,000,000 SHARES

                          FIRST SIERRA FINANCIAL, INC.

                                  COMMON STOCK
                             ---------------------
     All of the shares of common stock, $.01 par value per share (the "Common Stock"), offered hereby (the "Offering") are being sold by First Sierra Financial, Inc. (together with its subsidiaries, the "Company"). It is currently estimated that the price of the Common Stock to be sold in the Offering will be between $8.00 and $10.00 per share.

     Prior to the Offering, there has been no public market for the Common Stock. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. The Company intends to apply for quotation of the Common Stock on the Nasdaq National Market under the symbol "FSFH."

      SEE "RISK FACTORS" BEGINNING ON PAGE 9 OF THIS PROSPECTUS FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================================
                                                                  UNDERWRITING
                                           PRICE TO              DISCOUNTS AND             PROCEEDS TO
                                            PUBLIC               COMMISSIONS(1)             COMPANY(2)
-------------------------------------------------------------------------------------------------------------
Per Share.........................            $                        $                        $
-------------------------------------------------------------------------------------------------------------
Total (3).........................            $                        $                        $
=============================================================================================================

(1) See "Underwriting" for information regarding indemnification of the Underwriters.

(2) Before deducting expenses payable by the Company estimated to be $740,000.

(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase from the Company up to 300,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $          , $          and
    $          , respectively. See "Underwriting."

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made against payment therefor at the offices of Friedman, Billings, Ramsey & Co., Inc., Arlington, Virginia, the representative of the several Underwriters (the "Representative"), or in book entry form, through the book entry facilities of
the Depository Trust Company on or about             , 1997.
                             ---------------------
                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

               The date of this Prospectus is             , 1997.

                             AVAILABLE INFORMATION

     The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the offer and sale of Common Stock pursuant to this Prospectus. This Prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto in accordance with the rules and regulations of the Commission and reference is hereby made to such omitted information. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. The Registration Statement and other information filed by the Company with the Commission are also available at the web site maintained by the Commission on the World Wide Web at http://www.sec.gov. For further information pertaining to the Company and the Common Stock offered by this Prospectus, reference is made to the Registration Statement.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements certified by independent auditors and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. PROSPECTIVE PURCHASERS OF SHARES OF COMMON STOCK OFFERED HEREBY SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER "RISK FACTORS." UNLESS OTHERWISE SPECIFIED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS DO NOT EXERCISE THE OVER-ALLOTMENT OPTION DESCRIBED HEREIN UNDER "UNDERWRITING." UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS REFLECTS A 5.47-FOR-1 STOCK SPLIT EFFECTED ON FEBRUARY 27, 1997. AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT INDICATES OTHERWISE, THE TERMS "FIRST SIERRA" AND THE "COMPANY" REFER TO FIRST SIERRA FINANCIAL, INC. AND ITS CONSOLIDATED SUBSIDIARIES.

                                  THE COMPANY

     The Company is a specialized finance company that acquires and originates, sells and services equipment leases. The underlying leases financed by the Company relate to a wide range of equipment, including computers and peripherals, computer software, medical, dental and diagnostic, telecommunications, office, automotive servicing, hotel security, food services, tree service and industrial, as well as specialty vehicles. The equipment generally has a purchase price of less than $250,000 (with an average of approximately $17,000), and thus the Company's leases are commonly referred to as "small ticket leases." The Company initially funds the acquisition or origination of its leases through its warehouse credit facilities and, upon achieving a sufficient portfolio size, sells such receivables in the public and private markets, principally through its securitization program. The Company focuses on maximizing the spread between the yield received on its leases and its cost of funds by obtaining favorable terms on its warehouse facilities, securitizations and other structured finance transactions.

     The Company has established strategic alliances with a network of independent leasing companies, lease brokers and equipment vendors, each of which acts as a source from which the Company obtains access to equipment leases (collectively, "Sources"). The Company customizes lease financing products to meet the specific equipment financing needs of its Sources and in many cases provides such Sources with servicing and technological support via on-line connections to the Company's state-of-the-art computer system.

     The Company views acquisitions of equipment leasing companies as a fundamental part of its growth strategy. During 1996, the Company acquired General Interlease Corporation ("GIC") and Corporate Capital Leasing Group, Inc. ("CCL"), and in February 1997, the Company acquired Lease Pro, Inc. ("Lease Pro"). The Company also has an agreement to acquire Heritage Credit Services, Inc. ("Heritage"), which acquisition (the "Heritage Acquisition") is expected to close concurrently with the Offering. The Company's recent acquisitions have substantially increased the Company's ability to generate lease origination volume and have allowed it to introduce new programs and enter new markets. After completion of the pending Heritage Acquisition, the Company will have offices in eight states. The Company intends to continue to seek acquisition opportunities in additional markets to further expand its business.

     The Company commenced operations in June 1994 and initially developed a program to purchase leases from leasing companies which had the ability to originate significant lease volumes and were willing and able to provide credit protection to the Company (through recourse and purchase price holdback features) and perform certain servicing functions on an ongoing basis with respect to such leases. This program, referred to by the Company as its "Private Label" program, was designed to provide the Company with access to high volumes of leases eligible for the securitization market, while minimizing the risk of loss to the Company. The Company has experienced significant growth in its Private Label program since inception, with the volume of leases purchased increasing from $4.5 million in 1994, to $65.2 million in 1995, to $161.9 million in 1996.

     In 1996, as part of its growth strategy, the Company began targeting additional sources of lease volume from small ticket lease brokers which were unwilling or unable to provide the credit protection or perform the servicing functions required under the Private Label program and through relationships with equipment vendors. The Company established its "Broker" and "Vendor" programs in 1996 through the strategic acquisitions of GIC and CCL. The acquisition of Lease Pro (the "Lease Pro Acquisition") and the pending

Heritage Acquisition are expected to provide the Company with additional broker and vendor lease volume. On a pro forma basis, assuming the acquisitions of GIC, CCL, Lease Pro and Heritage occurred on January 1, 1996, the volume of leases originated by the Company during 1996 pursuant to its Broker and Vendor programs would have been $64.6 million and $66.8 million, respectively, and the weighted average yield on such leases (net of brokers' fees) would have been 15.29% and 17.41%, respectively. Management intends to continue to pursue opportunities to acquire additional small ticket leasing companies with broker and vendor operations and believes that a larger percentage of the Company's revenues in the future will be derived from broker and vendor Sources.

     In addition to its Private Label, Broker and Vendor programs, the Company has in the past generated, and may from time to time in the future generate, gain on sale income through the acquisition of lease portfolios and the subsequent sale of such portfolios at a premium.

     The Company's management team has extensive experience in lease financing and in securitizations and other structured finance transactions. Thomas J. Depping, Chief Executive Officer of the Company, has over 15 years of experience in the leasing and structured finance industries, including 11 years with SunAmerica Financial Resources and its predecessor. Prior to founding the Company, Mr. Depping was President of SunAmerica Financial Resources, the equipment leasing and financial division of Sun America, Inc. Sandy B. Ho, Executive Vice President and Chief Financial Officer of the Company, has over 15 years of experience in the leasing and structured finance industries, most recently as Managing Director of SunAmerica Corporate Finance. Robert H. Quinn, Jr., Executive Vice President and Chief Credit Officer of the Company, has over 23 years of leasing experience, most recently as Manager of AT&T Capital's private label program. Upon completion of the Heritage Acquisition, Oren M. Hall will become an Executive Vice President of the Company. Mr. Hall has 23 years of experience in the leasing industry and during 1996 served as President of the United Association of Equipment Lessors.

STRATEGY

     The Company's business strategy is to continue to significantly expand its business through internal growth as well as selective acquisitions of equipment leasing companies and to sell the leases it acquires or originates through securitizations and other structured finance techniques. Key elements of this strategy include:

     Pursuing Acquisitions. The Company believes that significant opportunities exist to acquire leasing companies at prices the Company considers attractive. The Company seeks to identify and acquire leasing companies in key geographic regions that can be integrated into the Company's existing operations to expand its business with minimal incremental expense. By acquiring and consolidating these companies, the Company believes it can significantly increase revenues and profit margins, utilizing the Company's relatively lower cost of funds and advanced technological capabilities.

     Expanding its Existing Business. The Company intends to continue to rely on the sophisticated skills of its management team to develop new products with customized terms to increase volumes from existing and new Sources of equipment leases. The Company also intends to expand its existing sales force of 34 persons by attracting qualified and experienced individuals who can identify Sources on a regional and national basis. The Company will continue to seek to differentiate itself from its competition by emphasizing high levels of customer service and technological support to its Sources.

     Focusing on Structured Finance Transactions. The Company intends to continue to focus on securitizations and other similar structured finance transactions as vehicles for sale of the Company's lease portfolios. Management's objective is to continue to improve the efficiency and execution of these transactions by minimizing the Company's cost of funds and capital outlay associated with financing its leases, while maximizing the number of leases that qualify for funding and subsequent securitization. Management believes that its significant experience in asset-backed securitization transactions and extensive relationships with financing sources will allow the Company to continue to achieve a low cost of funds and increased profitability upon securitization of its equipment leases.

     Utilizing its Advanced Technology and Servicing Capabilities. The Company intends to continue to utilize and further enhance its state-of-the-art data processing systems to manage the high volume of information associated with originating and servicing its leases. Management believes it has developed a technologically advanced servicing system with excess system capacity which it intends to utilize to decrease the Company's per lease servicing cost as its lease volume and number of Sources increase.

     Employing Conservative Credit Guidelines. Management believes that its low level of credit losses since inception is due primarily to its credit enhancement arrangements with its Private Label Sources and its conservative underwriting guidelines. The Company intends to continue to monitor the credit quality of its portfolio and apply its conservative underwriting standards to minimize credit risk.

     The Company was incorporated in Delaware on June 3, 1994. Its principal executive office is located at 600 Travis Street, Suite 7050, Houston, Texas 77002, and its telephone number is (713) 221-8822.

                                  THE OFFERING

Common Stock offered by the Company.............  2,000,000 shares

Common Stock to be outstanding after the
  Offering......................................  8,140,754 shares(1)(2)

Use of Proceeds.................................  To repay all outstanding amounts under the
                                                  Subordinated Note (as defined herein) and a portion
                                                  of the amounts outstanding under one of the
                                                  Company's warehouse facilities, and to fund the
                                                  cash portion of the consideration in the Heritage
                                                  Acquisition. See "Use of Proceeds."

Proposed Common Stock Nasdaq National Market
  symbol........................................  FSFH

---------------

(1) Excludes (i) 1,010,762 shares of Common Stock issuable upon exercise of options to be granted under the Company's 1997 Stock Option Plan (as defined herein) concurrently with the Offering, (ii) 310,248 shares of Common Stock (subject to adjustment for stock dividends, subdivisions or split-ups, or reclassifications) issuable upon conversion of 56,718 outstanding shares of the Company's Series A Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), (iii) 238,990 shares of Common Stock (subject to adjustment for stock dividends, subdivisions or split-ups, or reclassifications) issuable upon conversion of 43,691 outstanding shares of the Company's convertible redeemable Series B Preferred Stock, par value $.01 per share (the "Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Preferred Stock"), and (iv) 198,397 shares of Common Stock issuable upon exercise of outstanding warrants held by First Union National Bank of North Carolina (the "Warrants"). See "Management -- Stock Option Plan" and "Description of Capital Stock."

(2) Includes 444,444 shares of Common Stock to be issued to Oren M. Hall, the sole shareholder of Heritage, upon consummation of the Heritage Acquisition (assuming an initial public offering price of $9.00 per share). See "Business -- Recent and Pending Acquisitions."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table sets forth summary consolidated financial and operating data of the Company as of the dates and for the periods indicated. The summary consolidated financial data, as of December 31, 1994 and for the period from inception (June 3, 1994) to December 31, 1994 and as of and for the years ended December 31, 1995 and 1996, have been derived from financial statements audited by Arthur Andersen LLP, independent public accountants. The summary pro forma as adjusted statement of operations and operating data assume (i) that the acquisitions of GIC, CCL, Lease Pro and Heritage and (ii) the issuance and sale of 2,000,000 shares of Common Stock offered hereby at an assumed price of $9.00 per share and the application of the net proceeds therefrom as described in "Use of Proceeds" occurred on January 1, 1996. The summary pro forma as adjusted balance sheet data assume (i) that the acquisitions of Lease Pro and Heritage and (ii) the issuance and sale of 2,000,000 shares of Common Stock offered hereby at an assumed price of $9.00 per share and the application of the net proceeds therefrom as described in "Use of Proceeds" occurred on December 31, 1996. The pro forma as adjusted financial and operating data are not necessarily indicative of the results the Company would have obtained had these events actually occurred or of the Company's future results of operations. The summary consolidated financial and operating data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements of the Company and related notes thereto, the Unaudited Pro Forma Consolidated Financial Statements of the Company and related notes thereto and the financial statements of Heritage and CCL and related notes thereto included elsewhere herein.

                                                             PERIOD FROM          YEAR ENDED           PRO FORMA
                                                             INCEPTION TO        DECEMBER 31,         AS ADJUSTED
                                                             DECEMBER 31,     -------------------     DECEMBER 31,
                                                                 1994          1995        1996           1996
                                                             ------------     -------     -------     ------------
                                                                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Interest income...........................................   $   181        $ 3,053     $ 6,323       $  8,916
  Gain on sale of lease financing receivables...............        --          3,259(1)    3,456(2)       6,731
  Servicing income..........................................         6            323       1,050          1,050
  Other income..............................................        --             16         535          8,124
                                                               -------        -------     -------       --------
        Total revenues......................................       187          6,651      11,364         24,821
Expenses:
  Interest expense..........................................       157          2,616       5,014          5,124
  Salaries and benefits.....................................       312          1,346       1,987          5,413
  Provision for credit losses...............................        28            392         537          1,183
  Depreciation and amortization.............................         6            100         286            857
  Other general and administrative..........................       522            803       1,531          7,742
                                                               -------        -------     -------       --------
        Total expenses......................................     1,025          5,257       9,355         20,319
Net income (loss) before provision (benefit) for income
  taxes.....................................................      (838)         1,394       2,009          4,502
Provision (benefit) for income taxes........................      (323)           569         792          1,789
                                                               -------        -------     -------       --------
Net income (loss)...........................................      (515)           825       1,217          2,713
Preferred stock dividends...................................        --             --          60            152
                                                               -------        -------     -------       --------
Net income (loss) allocated to common stock.................   $  (515)       $   825     $ 1,157       $  2,561
                                                               =======        =======     =======       ========
Net income (loss) per common share(3).......................   $  (.09)       $   .14     $   .20       $    .31
                                                               =======        =======     =======       ========
Shares used in computing net income (loss) per common
  share(3)..................................................     5,470          5,879       5,912          8,356
BALANCE SHEET DATA (AT PERIOD END):
Assets:
  Lease financing receivables, net..........................   $29,856        $67,322     $61,270       $ 81,347
  Investment in Trust Certificates..........................        --             --       9,534          9,534
  Cash and cash equivalents.................................     2,305            876       2,598            449
  Goodwill and other intangible assets, net.................        --             --       3,615          8,241
  Furniture and equipment, net..............................       130            262       1,049          1,453
  Other assets..............................................     1,261            884       1,276          2,807
                                                               -------        -------     -------       --------
        Total assets........................................   $33,552        $69,344     $79,342       $103,831
                                                               =======        =======     =======       ========
Liabilities and Stockholders' Equity:
  Warehouse credit facilities...............................   $23,437        $55,827     $52,380       $ 62,681
  Subordinated note payable.................................     9,000          9,000       9,000          1,000
  Other liabilities.........................................       630          3,207      11,818         14,006
                                                               -------        -------     -------       --------
        Total liabilities...................................    33,067         68,034      73,198         77,687
  Redeemable preferred stock................................        --             --       3,890          3,890
  Stockholders' equity......................................       485          1,310       2,254         22,254
                                                               -------        -------     -------       --------
        Total liabilities and stockholders' equity..........   $33,552        $69,344     $79,342       $103,831
                                                               =======        =======     =======       ========

                                                   (Footnotes on following page)

                                                              PERIOD FROM        YEAR ENDED         PRO FORMA
                                                              INCEPTION TO      DECEMBER 31,       AS ADJUSTED
                                                              DECEMBER 31,   -------------------   DECEMBER 31,
                                                                  1994         1995       1996         1996
                                                              ------------   --------   --------   ------------
                                                                           (DOLLARS IN THOUSANDS)
OPERATING DATA:
Lease financing receivables acquired and originated:
  Private Label
    Number..................................................           123      2,733     11,026         10,281(4)
    Average Interest Rate...................................          9.92%      9.77%      9.48%          9.54%(4)
    Principal Amount........................................       $ 4,492    $65,244   $161,946       $146,478(4)
  Broker
    Number(5)...............................................            --         --        371          2,555
    Average Interest Rate...................................            --%        --%     14.29%         15.29%
    Principal Amount........................................       $    --    $    --   $ 10,543       $ 64,619
  Vendor
    Number(5)...............................................            --         --        203          2,443
    Average Interest Rate...................................            --%        --%     14.97%         17.41%
    Principal Amount........................................       $    --    $    --   $  7,526       $ 66,815
  Total
    Number..................................................           123      2,733     11,600         15,279
    Average Interest Rate...................................          9.92%      9.77%      9.99%         12.77%
    Principal Amount........................................       $ 4,492    $65,244   $180,015       $277,911
Leases Portfolio Serviced(6):
  Leases Serviced for Others
    Number..................................................           153        159      8,775
    Principal Amount........................................       $10,687    $ 9,694   $157,003
    Servicing Fee Income....................................       $     6    $   265   $  1,050
  Total Leases Serviced
    Number..................................................         1,428      3,026     14,266
    Principal Amount........................................       $40,543    $76,706   $217,444
Credit Quality Statistics:
  Delinquencies (at period end)
    Gross Lease Receivables Serviced and Owned..............       $ 5,784    $83,687   $257,234
    31-60 days..............................................            --%      2.53%      2.40%
    61-90 days..............................................            --%      0.45%      0.78%
    91+ days................................................            --%      0.08%      0.33%
                                                                   -------    -------   --------
        Total delinquencies.................................            --%      3.06%      3.51%
  Net Charge-offs
    Private Label
      Principal Amount......................................       $    --    $    --   $     25
      Net Charge-offs as a % of average receivables
        outstanding.........................................            --%        --%      0.02%
    Broker(5)
      Principal Amount......................................       $    --    $    --   $     --
      Net Charge-offs as a % of average receivables
        outstanding.........................................            --%        --%        --%
    Vendor(5)
      Principal Amount......................................       $    --    $    --   $     --
      Net Charge-offs as a % of average receivables
        outstanding.........................................            --%        --%        --%

---------------

(1) The gain on sale of lease financing receivables in 1995 relates to the sale of a portfolio of leases which was purchased in December 1994. The aggregate book value of the leases sold was $24.4 million.

(2) The gain on sale of lease financing receivables in 1996 relates to leases sold in connection with the Company's securitization program.

(3) Net income (loss) per common share amounts are calculated based on net income (loss) allocated to common stockholders after preferred dividends divided by the weighted average number of shares of common stock and common stock equivalents outstanding, as adjusted for stock splits.

(4) Pro forma lease financing receivables acquired pursuant to the Company's Private Label program reflects a reclassification of leases which would have been acquired or originated under the Company's Broker or Vendor programs had the acquisitions of GIC, CCL, Lease Pro and Heritage occurred on January 1, 1996.

(5) The Company established its Broker and Vendor programs in 1996 through the acquisitions of GIC in July 1996 and CCL in October 1996.

(6) The number and principal amount of leases serviced for others and total leases serviced reflect period end statistics. The Company began servicing leases for others in December 1994. Accordingly, servicing fee income for the period from inception (June 3, 1994) through December 31, 1994 reflects limited servicing activity. The number and principal amount of leases serviced for others, and thus the Company's servicing fee income, increased significantly during 1996 due to the Company's servicing responsibilities under its securitization program.

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY BY PROSPECTIVE INVESTORS IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING SHARES OF THE COMMON STOCK OFFERED HEREBY. EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE HEREIN.

DEPENDENCE ON SECURITIZATION TRANSACTIONS

     The Company sells substantially all of the equipment leases it acquires and originates through the issuance of securities backed by such leases in securitization transactions or other structured finance techniques. In a securitization transaction, the Company sells and transfers a pool of leases to a wholly-owned, special purpose subsidiary of the Company. The special purpose subsidiary simultaneously sells and transfers an interest in the leases to a trust, which issues beneficial interests in the leases in the form of senior and subordinated securities and sells such securities through public offerings and private placement transactions. The Company generally retains the right to receive any excess cash flows of the trust, which right is represented by a trust certificate (the "Trust Certificate"). The gain on sale of leases sold through securitization transactions represented approximately 30% of the Company's revenues in 1996 and is expected to comprise a significant portion of the Company's revenues in future years.

     The Company is dependent on securitizations to generate cash proceeds for repayment of its warehouse facilities, which the Company utilizes to acquire and originate additional leases. Several factors affect the Company's ability to complete securitizations, including conditions in the securities markets generally, conditions in the asset-backed securities markets, the credit quality of the Company's lease portfolio, compliance of the Company's leases with the eligibility requirements established in connection with the securitizations, the Company's ability to obtain third-party credit enhancement, the ability of the Company to adequately service its lease portfolio, and the absence of any material downgrading or withdrawal of ratings given to securities previously issued in the Company's securitizations. Any substantial reduction in the availability of the securitization market for the Company's leases or any adverse change in the terms of such securitizations could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "-- Liquidity and Capital
Resources -- Securitization Transactions."

NON-REALIZATION OF INVESTMENT IN TRUST CERTIFICATES

     The cash flows available to the Trust Certificates are calculated as the difference between (a) cash flows received from the leases and (b) the sum of
(i) interest and principal payable to the holders of the senior and subordinated securities, (ii) trustee fees, (iii) third party credit enhancement fees, (iv) service fees, and (v) backup service fees. The Company's right to receive this excess cash flow is subject to certain conditions specified in the related trust documents designed to provide additional credit enhancement to holders of the senior and subordinated securities issued in the securitization. The Company estimates the expected levels of cash flows available to the Trust Certificate taking into consideration estimated prepayments, defaults, recoveries and other factors which may affect the cash flows available to the holder of the Trust Certificate. The cash flows ultimately available to the Trust Certificate are largely dependent upon the actual default rates and recovery levels experienced on the leases sold to the Trust. Losses incurred on leases held by the Trust are borne solely by the holder of the Trust Certificate. Because the Company, as holder of the Trust Certificates issued in its securitization transactions, is typically entitled to receive from 6.0% to 6.5% of the cash flows of the Trust yet bears the risk of loss on the entire portfolio of leases held by the Trust, relatively small fluctuations in default rates, recovery levels and other factors impacting cash flows of the leases could have a material adverse effect on the Company's ability to realize its recorded basis in the Trust Certificate. In such event, the Company would be required to reduce the carrying amount of its Trust Certificate and record a charge to earnings in the period in which the event occurred or became known to management.

ACQUISITION RISKS

     A key component of the Company's growth strategy is the acquisition of other equipment leasing companies. The inability of the Company to identify suitable acquisition candidates or to complete acquisitions on reasonable terms could adversely affect the Company's ability to grow its business. In addition, any acquisition made by the Company may result in potentially dilutive issuances of equity securities, the incurrence of additional debt and the amortization of expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on the Company's financial condition and results of operations. The Company also may experience difficulties in the assimilation of the operations, services, products and personnel of acquired companies, an inability to sustain or improve the historical revenue levels of acquired companies, the diversion of management's attention from ongoing business operations, and the potential loss of key employees of such acquired companies. The Company currently has no agreements with regard to any acquisitions other than as described in "Business -- Recent and Pending Acquisitions." There can be no assurance that any pending or future acquisitions will be consummated.

DEPENDENCE ON EXTERNAL FINANCING

     The Company funds substantially all of the equipment leases that it acquires or originates through borrowings under its warehouse facilities. The warehouse facilities are available to fund leases which satisfy eligibility criteria for inclusion in the Company's securitizations. Borrowings under the warehouse facilities are repaid with the proceeds received by the Company from securitization transactions. Any adverse impact on the Company's ability to complete securitizations could have a material adverse effect on the Company's ability to obtain or maintain warehouse financing facilities or the amount available for borrowing under such facilities. Any failure by the Company to renew its existing warehouse facilities or obtain additional warehouse facilities or other borrowings with pricing, advance rates and other terms consistent with its existing facilities could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

RISK OF NEED FOR ADDITIONAL CAPITAL

     The structure of the Company's lease funding programs, along with the structure of the Company's warehouse facilities and securitization program, enabled the Company to generate positive cash flow from operations in 1996. In the event that future market conditions adversely affect the terms of the Company's warehouse facilities or the structure of its securitization transactions, the Company may require additional capital to fund its operations. The Company also may require additional capital to finance future acquisitions.

INTEREST RATE RISKS

     Leases underwritten by the Company are non-cancelable and require payments to be made by the lessee at fixed rates for specified terms. The rates charged by the Company are based on interest rates prevailing in the market at the time of lease approval. Until the Company's leases are securitized or otherwise sold, the Company generally funds such leases under its warehouse facilities or from working capital. Should the Company be unable to securitize or otherwise sell leases with fixed rates within a reasonable period of time after funding, the Company's operating margins could be adversely affected by increases in interest rates. Moreover, increases in interest rates which cause the Company to raise the implicit rate charged to its customers could cause a reduction in demand for the Company's lease funding. The Company generally undertakes to hedge against the risk of interest rate increases when its equipment lease portfolio exceeds $10.0 million. Such hedging activities limit the Company's ability to participate in the benefits of lower interest rates with respect to the hedged portfolio of leases. In addition, there can be no assurance that the Company's hedging activities will adequately insulate the Company from interest rate risks. See "Manage-ment's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

DEPENDENCE ON CREDITWORTHINESS OF LESSEES

     The Company specializes in acquiring and originating equipment leases with a purchase price of less than $250,000, generally to small and mid-size commercial businesses located throughout the United States. Small business leases generally entail a greater risk of non-performance and higher delinquencies and losses than leases entered into with larger, more creditworthy lessees. Because of the Company's short operating history, only limited performance data is available with respect to leases funded by the Company. Thus, historical delinquency and loss statistics are not necessarily indicative of future performance. The failure of the Company's lessees to comply with the terms of their leases will result in the inability of such leases to qualify to serve as collateral under the Company's warehouse facilities and securitization program and may have a material adverse effect on the Company's liquidity. Additionally, delinquencies and defaults experienced in excess of levels estimated by management in determining the Company's allowance for credit losses and in valuing the Company's right to receive excess cash flows under its securitization program could have a material adverse effect on the Company's ability to obtain financing and effect securitization transactions which may, in turn, have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

FLUCTUATIONS IN QUARTERLY RESULTS

     The Company experiences significant fluctuations in quarterly operating results due to a number of factors, including, among others, the completion of a securitization transaction in a particular calendar quarter (or the failure to complete such a securitization transaction) and the interest rate on the securities issued in connection with such securitization transactions, variations in the volume of leases funded by the Company, differences between the Company's cost of funds and the average implicit yield to the Company on its leases prior to being securitized, the effectiveness of the Company's hedging strategy, the degree to which the Company encounters competition in its markets and general economic conditions. As a result of these fluctuations and the significant impact that the timing of securitization transactions may have on the Company's results of operations, results for any one quarter should not be relied upon as being indicative of performance in future quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ABILITY TO SUSTAIN INCREASING VOLUMES OF RECEIVABLES

     The Company's ability to sustain continued growth is dependent on its capacity to attract, evaluate, finance and service increasing volumes of leases of suitable yield and credit quality. Accomplishing this on a cost-effective basis is largely a function of the Company's ability to market its products effectively, to manage the credit evaluation process to assure adequate portfolio quality, to provide competent, attentive and efficient servicing, and to maintain access to institutional financing sources to achieve an acceptable cost of funds for its financing programs. Any failure by the Company to market its products effectively, to maintain its portfolio quality, to effectively service its leases or to obtain institutional financing at reasonable rates would have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Business -- Credit Policies and Procedures" and "Business -- Servicing and Administration."

LIMITED OPERATING HISTORY

     The Company commenced business in June 1994 and therefore has a limited history of operations. While the Company was profitable in 1995 and 1996, there can be no assurance that the Company's operations will remain profitable in future years. There can be no assurance that the Company's limited operating history will not affect its ability to secure new financing sources necessary to operate its business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE UPON KEY PERSONNEL

     The Company depends to a large extent upon the experience, abilities and continued efforts of Thomas J. Depping, President and Chief Executive Officer, Sandy B. Ho, Executive Vice President and Chief Financial Officer, Robert H. Quinn, Jr., Executive Vice President and Chief Credit Officer, and its other senior management, including the management of companies it has acquired. The Company has entered into employment agreements with its principal executive officers. The loss of the services of one or more of the key members of the Company's senior management could have a material adverse effect on the Company's financial condition and results of operations. The Company's future success also will depend upon its ability to attract and retain additional skilled management personnel necessary to support anticipated future growth. See "Management."

COMPETITION

     The financing of small ticket equipment is highly competitive. The Company competes for customers with a number of national, regional and local finance companies. In addition, the Company's competitors include those equipment manufacturers that finance the sale or lease of their products themselves and other traditional types of financial services companies, such as commercial banks and savings and loan associations, all of which provide financing for the purchase of equipment. Many of the Company's competitors and potential competitors possess substantially greater financial, marketing and operational resources than the Company. The Company's competitors and potential competitors include many larger, more established companies which may have a lower cost of funds than the Company and access to capital markets and to other funding sources which may be unavailable to the Company. See "Business -- Competition."

CONCENTRATION OF LEASE SOURCES AND CREDIT RISKS

     Although the Company's portfolio of leases includes lessees located throughout the United States, the Company acquires or originates a majority of its leases from Sources operating in five states: Texas, Florida, New York, New Jersey and California. The ability of the Company's lessees to honor their contracts may be substantially dependent on economic conditions in these states. All such leases are collateralized by the related equipment. The recourse and holdback provisions of the Private Label program mitigate, but do not eliminate, a significant portion of any economic risk not recoverable through the sale of the related equipment.

     Additionally, a substantial portion of the Company's leases are concentrated in certain industries, including the medical industry, the dental industry and the veterinary industry. To the extent that the economic or regulatory conditions prevalent in such industries change, the ability of the Company's lessees to honor their lease obligations may be adversely impacted.

     On a pro forma basis, assuming the acquisitions of GIC, CCL, Lease Pro and Heritage occurred on January 1, 1996, two of the Company's Private Label Sources would have accounted for 12.6% and 9.9%, respectively, of all equipment leases acquired or originated by the Company during 1996. No other Source accounted for more than 5% of the equipment leases acquired or originated by the Company during 1996. In the event that the Company's significant Private Label Sources were to substantially reduce the number of leases sold to the Company, and the Company was not able to replace the lost lease volume, such reduction could have a material adverse effect on the Company's financial condition and results of operations.

MANAGEMENT OF GROWTH

     The Company has grown dramatically since its inception in June 1994. Pretax income has increased from a loss of $838,000 for the period from inception to December 31, 1994, to income of $1.4 million for the year ended December 31, 1995, to income of $2.0 million for the year ended December 31, 1996. Leases acquired or originated by the Company have grown from $4.5 million for the period from inception to December 31, 1994, to $65.2 million for the year ended December 31, 1995, to $180.0 million for the year ended December 31, 1996 ($277.9 million on a pro forma basis, assuming the acquisitions of GIC, CCL, Lease Pro and Heritage occurred on January 1, 1996). This significant growth has placed, and if sustained will continue to place, a burden on the administrative and financial resources of the Company. Accordingly, the Company's future financial condition and results of operations will depend on management's ability to effectively manage future growth, the success of which cannot be assured. See "Business."

RESIDUAL VALUE RISK

     The Company retains a residual interest in the equipment covered by certain of its leases. The estimated fair market value of the equipment at the end of the contract term of the lease, if any, is reflected as an asset on the Company's balance sheet. The Company's results of operations depend, to some degree, upon its ability to realize these residual values. Realization of residual values depends on many factors, several of which are outside the Company's control, including general market conditions at the time of expiration of the lease, whether there has been unusual wear and tear on, or use of, the equipment, the cost of comparable new equipment, the extent, if any, to which the equipment has become technologically or economically obsolete during the contract term and the effects of any additional or amended government regulations. If, upon the expiration of a lease, the Company sells or refinances the underlying equipment and the amount realized is less than the recorded value of the residual interest in such equipment, a loss reflecting the difference will be recognized. Any failure by the Company to realize aggregate recorded residual values could have a material adverse effect on its financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Residual Interests in Underlying Equipment."

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's Restated Certificate of Incorporation ("Charter") and Amended and Restated Bylaws ("Bylaws") contain certain provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals that a stockholder might consider favorable, including provisions authorizing the issuance of "blank check" preferred stock, providing for a Board of Directors with staggered, three-year terms, requiring super-majority or class voting to effect certain amendments to the Charter and Bylaws and to approve certain business combinations, limiting the persons who may call special stockholders' meetings, and establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at stockholders' meetings. In addition, certain provisions of Delaware law may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals. See "Description of Capital Stock -- Delaware Law and Certain Charter Provisions."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 8,140,754 shares of Common Stock outstanding. The 2,000,000 shares of Common Stock offered hereby will be freely tradeable without restriction or further registration under the Securities Act, except for shares sold by persons deemed to be "affiliates" of the Company or acting as "underwriters," as those terms are defined in the Securities Act. Following the expiration of the lock-up period described below, all of the remaining outstanding shares of Common Stock and the shares of Common Stock issuable upon conversion of the outstanding Preferred Stock will be freely tradeable subject to the restrictions on resale imposed upon "affiliates" by Rule 144 under the Securities Act. The Company, its executive officers and directors and certain stockholders of the Company have agreed not to sell, offer to sell, contract to sell, pledge or otherwise dispose of or transfer any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for, or any rights to purchase or acquire, Common Stock for a period of 180 days commencing on the date of this Prospectus without the prior written consent of the Representative, other than the issuance of options to purchase Common Stock or shares of Common Stock issuable upon the exercise thereof in connection with the Company's stock option plans, provided that such options shall not vest or such shares shall not be transferable prior to the end of the 180-day period, and the issuance by the Company of capital stock in connection with acquisitions of lease finance companies, provided that such shares shall not be transferable prior to the end of the 180-day period. See "Shares Eligible for Future Sale" and "Underwriting."

NO PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance that an active market for the Common Stock will develop upon completion of the Offering or, if developed, that such market will be sustained. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the Representative and may bear no relationship to the market price of the Common Stock after the Offering. Prices for the Common Stock after the Offering may be influenced by a number of factors, including the liquidity of the market for the Common Stock, investor perceptions of the Company and the equipment financing industry in general, and general economic and other conditions. Sales of substantial amounts of Common Stock in the public market subsequent to the Offering could adversely affect the market price of the Common Stock. For information relating to the factors to be considered in determining the initial public offering price, see "Underwriting." The trading price of the Common Stock could be subject to wide fluctuations in response to variations in financial estimates by securities analysts and other events or facts. See "Underwriting."

SUBSTANTIAL DILUTION

     Investors in the Common Stock offered hereby will experience immediate and substantial dilution in net tangible book value per share of $7.28 (assuming an initial public offering price of $9.00 per share). See "Dilution."

ABSENCE OF DIVIDENDS

     Following the Offering, the Company intends to retain earnings to finance the growth and development of its business. Additionally, provisions in the Company's warehouse facilities and the terms of the Preferred Stock contain certain restrictions on the Company's ability to pay dividends on its Common Stock. Accordingly, the Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are estimated to be $16.0 million ($18.5 million if the Underwriters' over-allotment option is exercised in full) assuming an initial public offering price of $9.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses. Of these net proceeds, $9.0 million will be used to repay in full a subordinated note (the "Subordinated Note") with Redstone Group, Ltd. ("Redstone"). The Subordinated Note bears interest at 11.00% and matures on June 6, 2004. See "Certain Transactions." Of the remaining net proceeds, approximately $5.6 million will be used to repay a portion of the outstanding balance under the Company's First Union Credit Facility (as defined herein), and approximately $1.4 million will be utilized to pay the cash portion of the purchase price in the Heritage Acquisition. See "Business -- Recent and Pending Acquisitions."

     As of December 31, 1996, the First Union Credit Facility bore interest at a floating rate equal to the 30-day LIBOR plus 1.25%. The First Union Credit Facility matures on May 1, 1997. Amounts borrowed under the First Union Credit Facility were used to fund lease acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     The Company has never paid any cash dividends on the Common Stock. The Company currently intends to retain earnings to finance the growth and development of its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. In addition, provisions in the Company's warehouse facilities and the terms of the Preferred Stock contain certain restrictions on the payment of dividends on the Common Stock. Any future change in the Company's dividend policy will be made at the discretion of the Company's Board of Directors in light of the financial condition, capital requirements, earnings and prospects of the Company and any restrictions under the Company's credit agreements or rights of the Preferred Stock, as well as other factors the Board of Directors may deem relevant. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

     Holders of shares of Series A Preferred Stock are entitled to receive annual cash dividends of $1.86 per share, such dividends being payable annually as declared by the Board of Directors. Holders of shares of Series B Preferred Stock are entitled to receive annual cash dividends ranging from $1.14 to $2.29 per share, depending on how many shares of Series B Preferred Stock are released from an escrow, such dividends being payable annually as declared by the Board of Directors. See "Description of Capital Stock."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1996 on an actual basis, on a pro forma basis to give effect to the Lease Pro and Heritage Acquisitions, and on a pro forma as adjusted basis to give effect to the sale of the shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. The table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements of the Company and related notes thereto and the Unaudited Pro Forma Consolidated Financial Statements of the Company and related notes thereto included elsewhere in this Prospectus.

                                                                   AS OF DECEMBER 31, 1996
                                                             -----------------------------------
                                                                                      PRO FORMA
                                                                                         AS
                                                             ACTUAL     PRO FORMA     ADJUSTED
                                                             -------    ---------    -----------
                                                                       (IN THOUSANDS)
Subordinated notes(1)......................................  $ 9,000     $10,000       $ 1,000
Redeemable preferred stock(2)..............................    3,890       3,890         3,890
Stockholders' equity:
  Common Stock, $.01 par value per share, 25,000,000 shares
     authorized; 5,696,310 shares issued and outstanding;
     6,140,754 shares issued and outstanding, pro forma(3);
     and 8,140,754 shares issued and outstanding, pro forma
     as adjusted(4)........................................       57          61            81
  Additional paid-in capital...............................      730       4,726        20,706
  Retained earnings........................................    1,467       1,467         1,467
                                                             -------     -------       -------
          Total stockholders' equity.......................    2,254       6,254        22,254
                                                             -------     -------       -------
          Total capitalization.............................  $15,144     $20,144       $27,144
                                                             =======     =======       =======

---------------

(1) The pro forma amount assumes the issuance of a $1.0 million subordinated note to Oren M. Hall in conjunction with the Heritage Acquisition. The pro forma as adjusted amount assumes repayment of the outstanding Subordinated Note with a portion of the proceeds of the Offering.

(2) The Series A Preferred Stock is convertible at the holder's option into Common Stock at a conversion rate of 5.47 shares of Common Stock for each share of such Preferred Stock, such rate being subject to adjustment for stock dividends, subdivisions or split-ups, or reclassifications. On December 31, 2001 the Company must redeem all shares of Series A Preferred Stock then outstanding at a redemption price of $46.55 per share, together with all accrued and unpaid dividends. See "Description of Capital Stock."

    The Series B Preferred Stock is convertible at the holder's option into Common Stock at a conversion rate of 5.47 shares of Common Stock for each share of such Preferred Stock, such rate being subject to adjustment for stock dividends, subdivisions or split-ups, or reclassifications. On December 31, 2001, the Company must redeem all outstanding shares of Series B Preferred Stock then outstanding at a redemption price in the range of $57.22 to $28.61 per share, depending on how many shares of Series B Preferred Stock are released from an escrow (subject to adjustment for any stock dividend, subdivision or split-up, or reverse stock split), together with all accrued and unpaid dividends. See "Description of Capital Stock."

(3) Includes 444,444 shares of Common Stock to be issued upon consummation of the Heritage Acquisition (assuming an initial public offering price of $9.00 per share). See "Business -- Recent and Pending Acquisitions."

(4) Excludes 1,010,762 shares of Common Stock issuable upon exercise of options to be granted under the Company's 1997 Stock Option Plan concurrently with the Offering and 198,397 shares of Common Stock issuable upon exercise of the Warrants. See "Management -- Stock Option Plan" and "Description of Capital Stock -- Warrants."

                                    DILUTION

     The pro forma deficit in net tangible book value of the Company as of December 31, 1996 was approximately $2.0 million or $0.32 per share of Common Stock after giving effect to the Lease Pro and Heritage Acquisitions. Net tangible book value per share represents the amount of the Company's stockholders' equity, less intangible assets, divided by the 6.1 million shares of Common Stock outstanding after giving effect to the Heritage Acquisition.

     Dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering and the pro forma net tangible book value per share of Common Stock offered hereby immediately after completion of the Offering. After giving effect to the sale of the Common Stock at an estimated initial public offering price of $9.00 per share (the mid-point of the price range set forth on the cover page of this Prospectus) and after deduction of the underwriting discounts and commissions and estimated expenses of the Offering, the adjusted pro forma net tangible book value, as of December 31, 1996, would have been approximately $14.0 million or $1.72 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.04 per share to existing stockholders and an immediate dilution of $7.28 per share to new investors purchasing the Common Stock. The following table illustrates the pro forma per share dilution, as of December 31, 1996:

Estimated initial public offering price per share...........           $9.00
  Pro forma net tangible book value (deficit) per share at
     December 31, 1996......................................  $(.32)
  Increase per share in pro forma net tangible book value
     attributable to new investors..........................   2.04
Pro forma net tangible book value per share after the
  Offering..................................................            1.72
                                                                       -----
Dilution per share to new investors.........................           $7.28
                                                                       =====

     The following table sets forth, after giving effect to the Offering, the number of shares of Common Stock purchased from the Company, the total consideration paid therefor and the average price per share paid by existing stockholders and by new investors:

                                     SHARES OWNED
                                  AFTER THE OFFERING     TOTAL CONSIDERATION
                                 --------------------    --------------------    AVERAGE PRICE
                                  NUMBER      PERCENT     AMOUNT     PERCENT       PER SHARE
                                 ---------    -------    --------    --------    -------------
Existing stockholders..........  5,696,310      70.0%     $   787        3.5%        $ .14
Heritage Acquisition...........    444,444       5.4        4,000       17.6          9.00
                                 ---------     -----      -------      -----
  Subtotal.....................  6,140,754      75.4        4,787       21.1
New investors..................  2,000,000      24.6       18,000       78.9          9.00
                                 ---------     -----      -------      -----
          Total................  8,140,754     100.0%     $22,787      100.0%
                                 =========     =====      =======      =====

     The foregoing tables assume no exercise of outstanding warrants or stock options to be granted and no conversion of outstanding shares of Series A Preferred Stock or Series B Preferred Stock.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table sets forth selected consolidated financial and operating data of the Company as of the dates and for the periods indicated. The selected consolidated financial data, as of December 31, 1994 and for the period from inception (June 3, 1994) to December 31, 1994 and as of and for the years ended December 31, 1995 and 1996, have been derived from financial statements audited by Arthur Andersen LLP, independent public accountants. The selected pro forma as adjusted statement of operations and operating data assume (i) that the acquisitions of GIC, CCL, Lease Pro and Heritage and (ii) the issuance of 2,000,000 shares of Common Stock offered hereby at an assumed price of $9.00 per share and the application of the net proceeds therefrom as described in "Use of Proceeds" occurred on January 1, 1996. The selected pro forma as adjusted balance sheet data assume (i) that the acquisitions of Lease Pro and Heritage and (ii) the issuance of 2,000,000 shares of Common Stock offered hereby at an assumed price of $9.00 per share and the application of the net proceeds therefrom as described in "Use of Proceeds" occurred on December 31, 1996. The pro forma as adjusted financial and operating data are not necessarily indicative of the results the Company would have obtained had these events actually occurred or of the Company's future results of operations. The selected consolidated financial and operating data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements of the Company and related notes thereto, the Unaudited Pro Forma Consolidated Financial Statements of the Company and related notes thereto and the financial statements of Heritage and CCL and related notes thereto included elsewhere herein.

                                                            PERIOD FROM         YEAR ENDED
                                                           INCEPTION TO        DECEMBER 31,              PRO FORMA
                                                           DECEMBER 31,     -------------------         AS ADJUSTED
                                                               1994          1995        1996        DECEMBER 31, 1996
                                                           -------------    -------     -------      -----------------
                                                                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Interest income........................................     $   181       $ 3,053     $ 6,323          $  8,916
  Gain on sale of lease financing receivables............          --         3,259(1)    3,456(2)          6,731
  Servicing income.......................................           6           323       1,050             1,050
  Other income...........................................          --            16         535             8,124
                                                              -------       -------     -------          --------
        Total revenues...................................         187         6,651      11,364            24,821
Expenses:
  Interest expense.......................................         157         2,616       5,014             5,124
  Salaries and benefits..................................         312         1,346       1,987             5,413
  Provision for credit losses............................          28           392         537             1,183
  Depreciation and amortization..........................           6           100         286               857
  Other general and administrative.......................         522           803       1,531             7,742
                                                              -------       -------     -------          --------
        Total expenses...................................       1,025         5,257       9,355            20,319
Net income (loss) before provision (benefit) for income
  taxes..................................................        (838)        1,394       2,009             4,502
Provision (benefit) for income taxes.....................        (323)          569         792             1,789
                                                              -------       -------     -------          --------
Net income (loss)........................................        (515)          825       1,217             2,713
Preferred stock dividends................................          --            --          60               152
                                                              -------       -------     -------          --------
Net income (loss) allocated to common stock..............     $  (515)      $   825     $ 1,157          $  2,561
                                                              =======       =======     =======          ========
Net income (loss) per common share(3)....................     $  (.09)      $   .14     $   .20          $    .31
                                                              =======       =======     =======          ========
Shares used in computing net income (loss) per common
  share(3)...............................................       5,470         5,879       5,912             8,356
BALANCE SHEET DATA (AT PERIOD END):
Assets:
  Lease financing receivables, net.......................     $29,856       $67,322     $61,270          $ 81,347
  Investment in Trust Certificates.......................          --            --       9,534             9,534
  Cash and cash equivalents..............................       2,305           876       2,598               449
  Goodwill and other intangible assets, net..............          --            --       3,615             8,241
  Furniture and equipment, net...........................         130           262       1,049             1,453
  Other assets...........................................       1,261           884       1,276             2,807
                                                              -------       -------     -------          --------
        Total assets.....................................     $33,552       $69,344     $79,342          $103,831
                                                              =======       =======     =======          ========
Liabilities and Stockholders' Equity:
  Warehouse credit facilities............................     $23,437       $55,827     $52,380          $ 62,681
  Subordinated note payable..............................       9,000         9,000       9,000             1,000
  Other liabilities......................................         630         3,207      11,818            14,006
                                                              -------       -------     -------          --------
        Total liabilities................................      33,067        68,034      73,198            77,687
  Redeemable preferred stock.............................          --            --       3,890             3,890
  Stockholders' equity...................................         485         1,310       2,254            22,254
                                                              -------       -------     -------          --------
        Total liabilities and stockholders' equity.......     $33,552       $69,344     $79,342          $103,831
                                                              =======       =======     =======          ========

                                                   (Footnotes on following page)

                                                               PERIOD FROM          YEAR ENDED             PRO FORMA
                                                              INCEPTION TO         DECEMBER 31,           AS ADJUSTED
                                                              DECEMBER 31,     ---------------------     DECEMBER 31,
                                                                  1994           1995         1996           1996
                                                              -------------    --------     --------     ------------
                                                                                (DOLLARS IN THOUSANDS)
OPERATING DATA:
Lease financing receivables acquired and originated:
  Private label
    Number..................................................         123          2,733       11,026         10,281(4)
    Average Interest Rate...................................        9.92%          9.77%        9.48%          9.54%(4)
    Principal Amount........................................    $  4,492       $ 65,244     $161,946       $146,478(4)
  Broker(5)
    Number..................................................          --             --          371          2,555
    Average Interest Rate...................................          --%            --%       14.29%         15.29%
    Principal Amount........................................    $     --       $     --     $ 10,543       $ 64,619
  Vendor(5)
    Number..................................................          --             --          203          2,443
    Average Interest Rate...................................          --%            --%       14.97%         17.41%
    Principal Amount........................................    $     --       $     --     $  7,526       $ 66,815
  Total
    Number..................................................         123          2,733       11,600         15,279
    Average Interest Rate...................................        9.92%          9.77%        9.99%         12.77%
    Principal Amount........................................    $  4,492       $ 65,244     $180,015       $277,911
Leases Portfolio Serviced(6):
  Leases Serviced for Others
    Number..................................................         153            159        8,775
    Principal Amount........................................    $ 10,687       $  9,694     $157,003
    Servicing Fee Income....................................    $      6       $    265     $  1,050
  Total Leases Serviced
    Number..................................................       1,428          3,026       14,266
    Principal Amount........................................    $ 40,543       $ 76,706     $217,444
Credit Quality Statistics:
  Delinquencies (at period end)
    Gross Lease Receivables Serviced and Owed...............    $  5,784       $ 83,687     $257,234
    31-60 days..............................................          --%          2.53%        2.40%
    61-90 days..............................................          --%          0.45%        0.78%
    91+ days................................................          --%          0.08%        0.33%
                                                                --------       --------     --------
        Total delinquencies.................................          --%          3.06%        3.51%
Net Charge-offs
  Private Label
    Principal Amount........................................    $     --       $     --     $     25
    Net Charge-offs as a % of average receivables
      outstanding...........................................          --%            --%        0.02%
  Broker(5)
    Principal Amount........................................    $     --       $     --     $     --
    Net Charge-offs as a % of average receivables
      outstanding...........................................          --%            --%          --%
  Vendor(5)
    Principal Amount........................................    $     --       $     --     $     --
    Net Charge-offs as a % of average receivables
      outstanding...........................................          --%            --%          --%

---------------

(1) The gain on sale of lease financing receivables in 1995 relates to the sale of a portfolio of leases which was purchased in December 1994. The aggregate book value of the leases sold was $24.4 million.

(2) The gain on sale of lease financing receivables in 1996 relates to leases sold in connection with the Company's securitization program.

(3) Net income (loss) per common share amounts are calculated based on net income (loss) allocated to common stockholders after preferred dividends divided by the weighted average number of shares of common stock and common stock equivalents outstanding, as adjusted for stock splits.

(4) Pro forma lease financing receivables originated pursuant to the Company's Private Label program reflects a reclassification of leases which would have been acquired or originated under the Company's Broker or Vendor programs had the acquisitions of GIC, CCL, Lease Pro and Heritage occurred on January 1, 1996.

(5) The Company established its Broker and Vendor programs in 1996 through the acquisitions of GIC in July 1996 and CCL in October 1996.

(6) The number and principal amount of leases serviced for others and total leases serviced reflect period end statistics. The Company began servicing leases for others in December 1994. Accordingly, servicing fee income for the period from inception (June 3, 1994) through December 31, 1994 reflects limited servicing activity. The number and principal amount of leases serviced for others, and thus the Company's servicing fee income, increased significantly during 1996 due to the Company's servicing responsibilities under its securitization program.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is a specialized finance company that acquires and originates, sells and services equipment leases. The Company initially funds the acquisition or origination of its leases through its warehouse credit facilities and, upon achieving a sufficient portfolio size, sells such receivables in the public and private markets, principally through its securitization program. Management believes that its significant experience in asset-backed securitization transactions and extensive relationships with financing sources has allowed the Company to achieve a lower cost of funds and ultimately a wider spread upon securitization of its equipment leases than many of its competitors. The structure of the Company's lease funding programs (including the recourse and purchase price holdback features of the Private Label program described below), along with the structure of the Company's warehouse facilities and securitization program, enabled the Company to generate positive cash flow from operations in 1996.

     The Company commenced operations in June 1994 and initially developed a program to purchase leases from leasing companies which had the ability to originate significant lease volume and were willing and able to provide credit protection to the Company and perform certain servicing functions on an ongoing basis with respect to such leases. This program, referred to by the Company as its "Private Label" program, was designed to provide the Company with access to high volumes of leases eligible for the securitization market, while minimizing the risk of loss to the Company. In a typical Private Label transaction, the Company purchases leases from the Private Label Source and receives a security interest in the underlying equipment. Each Private Label Source provides credit protection to the Company through a combination of recourse and purchase price holdback features and performs certain labor-intensive servicing functions with respect to the leases sold to the Company, such as credit collection, equipment repossession and liquidation functions. Generally, the Company receives and processes all lease payments on leases purchased by it under the Private Label program. See "Business -- Lease Funding Programs -- Private Label."

     The Company's yields generated under the Private Label program are generally lower than those generated under the Company's Broker and Vendor programs because of the credit protection afforded the Company and the reduced level of servicing required of the Company. The weighted average yield to the Company on leases funded through the Private Label program from inception through December 31, 1996 was 9.57%. The Company has experienced significant growth in its Private Label program, with the volume of leases purchased increasing from $4.5 million in 1994, to $65.2 million in 1995, to $161.9 million in 1996.

     In 1996, as part of its growth strategy, the Company began targeting additional sources of lease volume from small ticket lease brokers which were unable or unwilling to provide the credit protection or perform the servicing functions required under the Private Label program and through relationships with vendors of equipment. The Company established its Broker and Vendor programs in 1996 through the strategic acquisitions of GIC in July 1996 and CCL in October 1996. In a typical Broker or Vendor arrangement, leases are originated by the Company without recourse to the Source. The Company also performs all servicing functions on leases acquired or originated under its Broker and Vendor programs. As a result, the Company's yields are higher than those on its Private Label leases. The weighted average yields to the Company on leases funded through its Broker and Vendor programs in 1996 were 14.29% and 14.97%, respectively.

     The volume of leases funded by the Company through its Broker and Vendor programs was $10.5 million and $7.5 million, respectively, in 1996. In February 1997, the Company acquired Lease Pro, a company primarily focused on originating leases through vendor relationships. The Company also has an agreement to acquire Heritage, which has both broker and vendor operations, upon the closing of the Offering. On a pro forma basis, assuming the acquisitions of GIC, CCL, Lease Pro and Heritage occurred on January 1, 1996, the volume of leases acquired or originated by the Company under its Broker and Vendor programs would have been $64.6 million and $66.8 million, respectively. Management intends to continue to pursue opportunities to acquire additional small ticket leasing companies with broker and vendor operations and believes that a larger percentage of the Company's revenues in the future will be derived from such broker and vendor Sources.

     In addition to its Private Label, Broker and Vendor programs, the Company has in the past generated, and may from time to time in the future generate, gain on sale income through the acquisition of lease portfolios and the subsequent sale of such portfolios at a premium. In December 1994, the Company acquired a portfolio of leases for $25.4 million. In February 1995, the Company sold the majority of the leases in such portfolio for total consideration of $27.7 million. The Company realized a pre-tax gain on sale of portfolio leases of $3.3 million in connection with such sale, net of related closing expenses. No portfolio sales were made in 1996. See "Business -- Portfolio Acquisitions and Sales."

     The leases acquired or originated by the Company are non-cancelable for a specified term during which the Company generally receives scheduled payments sufficient, in the aggregate, to cover the Company's borrowing costs and the costs of the underlying equipment, and to provide the Company with an appropriate profit margin. The non-cancelable term of each lease is equal to or less than the equipment's estimated economic life. Initial terms of the leases in the Company's portfolio generally range from 12 to 84 months, with a weighted average initial term of 55 months as of December 31, 1996. Certain of the leases acquired or originated by the Company carry a $1.00 buy-out provision upon maturity of the lease.

     As a fundamental part of its business and financing strategy, the Company sells the leases it acquires or originates through securitization transactions and other structured finance transactions. In a securitization transaction, the Company sells and transfers a pool of leases to a wholly-owned, special purpose subsidiary of the Company. The special purpose subsidiary simultaneously sells and transfers an interest in the leases to a trust, which issues beneficial interests in the leases in the form of senior securities (the "Class A Certificates") and subordinated securities (the "Class B1 Certificates" and "Class B2 Certificates") and sells such senior and subordinated securities in the public and private markets. The Company generally retains the right to receive any excess cash flows of the trust, which right is represented by the Trust Certificate.

     Securities issued by the Company in its securitization transactions are credit enhanced through a combination of (i) a financial guaranty insurance policy which guarantees the holders of Class A Certificates the timely payment of interest and the payment of principal at maturity; (ii) the terms of the subordinated securities which provide that, in certain default and performance deficiency situations, cash flows that would otherwise be allocated to holders of Class B-1 and Class B-2 Certificates will be allocated to holders of Class A Certificates; and (iii) the terms of the Trust Certificate, which provide that in certain default and performance deficiency situations, excess cash flows that would otherwise be allocated to the Company will be allocated to the holders of Class A Certificates, Class B-1 Certificates and Class B-2 Certificates.

  Certain Accounting Considerations

     Substantially all of the leases acquired or originated by the Company are "direct financing" leases in that they transfer substantially all of the benefits and risks of equipment ownership to the lessee. A lease is classified as a direct financing lease if the collection of the minimum lease payments are reasonably predictable, no significant uncertainties exist relating to unreimbursable costs yet to be incurred by the lessor under the lease and the lease meets one of the following criteria: (i) ownership of the property is transferred to the lessee at the end of the lease term; (ii) the lease contains a bargain purchase option; (iii) the term of the lease is at least equal to 75% of the estimated economic life of the leased equipment; or (iv) the present value of the minimum lease payments is at least equal to 90% of the fair value of the leased equipment at the inception of the lease. Because the Company's leases are classified as direct financing leases, the Company records total lease rentals, estimated unguaranteed residual value and initial direct costs as the gross investment in the lease. The difference between the gross investment in the lease and the cost of the leased equipment is defined as "unearned income." Interest income is recognized over the term of the lease by amortizing the unearned income and deferred initial direct costs using the interest method.

     Management evaluates the collectibility of its leases based on the level of recourse provided, if any, delinquency statistics, historical loss experience, current economic conditions and other relevant factors. The Company provides an allowance for credit losses for leases which are considered impaired during the period from the funding of the leases through the date such leases are sold through the Company's securitization program. Estimated losses on leases that are considered impaired and have been sold through the Company's securitization program are taken into consideration in the valuation of the Company's investment in the Trust Certificate retained in the securitization transaction. See "Business -- Exposure to Credit Losses."

     As previously discussed, the Company generally sells the leases it acquires or originates through securitization transactions and other structured finance techniques. In a securitization transaction, the Company sells and transfers a pool of leases to a wholly-owned, bankruptcy remote special purpose subsidiary of the Company. This subsidiary in turn simultaneously sells and transfers its interest in the leases to a trust which issues beneficial interests in the leases in the form of senior and subordinated securities. The Company generally retains the right to receive the Trust Certificate.

     Gain on sale of leases sold through securitization transactions is recorded as the difference between the proceeds received from the sale of senior and subordinated securities, net of related issuance expenses, and the cost basis of the leases allocated to the securities sold. The cost basis of the leases is allocated to the senior and subordinated securities and the Trust Certificate on a relative fair value basis on the date of sale. The fair value of the senior and subordinated securities is based on the price at which such securities are sold through public offerings and private placement transactions, while the fair value of the Trust Certificate is based on the Company's estimate of its fair value using a discounted cash flow approach.

     The cash flows available to the Trust Certificates are calculated as the difference between (a) cash flows received from the leases and (b) the sum of
(i) interest and principal payable to the holders of the senior and subordinated securities, (ii) trustee fees, (iii) third party credit enhancement fees, (iv) service fees, and (v) backup service fees. The Company's right to receive this excess cash flow is subject to certain conditions specified in the related trust documents designed to provide additional credit enhancement to holders of the senior and subordinated securities issued in the securitization. The Company estimates the expected levels of cash flows available to the Trust Certificate taking into consideration estimated prepayments, defaults, recoveries and other factors which may affect the cash flows available to the holder of the Trust Certificate. The cash flows ultimately available to the Trust Certificate are largely dependent upon the actual default rates and recovery levels experienced on the leases sold to the Trust. Losses incurred on leases held by the Trust are borne solely by the holder of the Trust Certificate. Because the Company, as holder of the Trust Certificates issued in its securitization transactions, is typically entitled to receive from 6.0% to 6.5% of the cash flows of the Trust yet bears the risk of loss on the entire portfolio of leases held by the Trust, relatively small fluctuations in default rates, recovery levels and other factors impacting cash flows of the leases could have a materially adverse effect on the Company's ability to realize its recorded basis in the Trust Certificate. In such event, the Company would be required to reduce the carrying amount of its Trust Certificates and record a charge to earnings in the period in which the event occurred or became known to management.

     Gain on sale of lease portfolios is calculated as the difference between the proceeds received, net of related selling expenses, and the carrying amount of the related leases, adjusted for ongoing recourse obligations of the Company, if any.

     The Company generally retains the right to service the leases it sells through securitization transactions and receives a fee for performing such services, as well as late charges applicable to the leases.

     In June 1996, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standard ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." SFAS No. 125 is effective for transactions occurring after December 31, 1996. Among other things, SFAS No. 125 requires that servicing assets and other retained interests in transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interests, if any, based on relative fair values at the date of transfer. Under SFAS No. 125, the Company will record a servicing asset representing the excess of estimated fees to be received over expenses to be incurred in servicing leases sold through the Company's securitization program. The effect will be to decrease the cost basis allocable to the senior and subordinated securities and the Trust Certificate issued in connection with the Company's securitization transactions. The reduced basis allocated to the senior and subordinated securities will result in greater gains being recorded upon sale of the leases than was provided for under accounting pronouncements applicable through December 31, 1996, as well as reduced servicing income generated from leases sold after December 31, 1996 as a result of the amortization of the servicing asset recorded upon the sale.

RESULTS OF OPERATIONS

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1996

     Interest income increased $3.3 million, or 107%, from $3.1 million for the year ended December 31, 1995 to $6.3 million for the year ended December 31, 1996. The increase was primarily attributable to a 73% increase in average lease receivable volume, and also to interest income recognized on subordinated securities retained by the Company in its May and November 1996 securitization transactions.

     Gain on sale of lease financing receivables increased $197,000, or 6%, from $3.3 million for the year ended December 31, 1995 to $3.5 million for the year ended December 31, 1996. The gain on sale of lease financing receivables recognized in 1996 reflects the net profit resulting from the Company's two 1996 securitization transactions. The leases securitized in 1996 were acquired through the Company's Private Label program. The $3.3 million gain on sale of lease financing receivables recognized in 1995 resulted from the sale of a lease portfolio acquired at a discount from a third party in 1994.

     Servicing income increased $727,000, or 225%, from $323,000 for the year ended December 31, 1995 to $1.1 million for the year ended December 31, 1996. Such increase was primarily attributable to servicing fees received from the Company's two 1996 securitization transactions. At December 31, 1995, the Company serviced 159 leases for others with an aggregate principal amount of $9.7 million. At December 31, 1996, the Company serviced 8,775 leases with an aggregate principal amount of $157.0 million.

     Other income increased $519,000 from $16,000 for the year ended December 31, 1995 to $535,000 for the year ended December 31, 1996. Such increase was primarily attributable to brokerage fees received on transactions brokered to third parties by the Company subsequent to its acquisition of GIC in fulfillment of an existing contractual obligation of GIC.

     Interest expense increased $2.4 million, or 92%, from $2.6 million for the year ended December 31, 1995 to $5.0 million for the year ended December 31, 1996. Such increase was due to an increase in the average balance outstanding under the Company's warehouse facilities, which borrowings were used to finance the significant increase in leases acquired or originated by the Company in 1996. In 1996, the Company acquired or originated $180.0 million of leases, as compared to $65.2 million in 1995.

     Salaries and benefits increased $641,000, or 48%, from $1.3 million for the year ended December 31, 1995 to $2.0 million for the year ended December 31, 1996. Such increase was primarily attributable to a general expansion of the Company's business and an increase in the number of employees resulting from the acquisitions of GIC and CCL.

     Provision for credit losses increased $145,000, or 37%, from $392,000 for the year ended December 31, 1995 to $537,000 for the year ended December 31, 1996. Such increase was primarily attributable to the increase in the amount of leases acquired or originated by the Company in 1996.

     Depreciation and amortization increased $186,000, or 186%, from $100,000 for the year ended December 31, 1995 to $286,000 for the year ended December 31, 1996. Such increase was primarily attributable to a 300% increase in fixed assets owned during 1996, as well as amortization of goodwill and other intangible assets resulting from the acquisitions of GIC and CCL.

     Other general and administrative expenses increased $728,000, or 91%, from $803,000 for the year ended December 31, 1995 to $1.5 million for the year ended December 31, 1996. Such increase was primarily attributable to the general expansion of the Company's business and the acquisitions of GIC and CCL.

  Period from Inception, June 3, 1994, through December 31, 1994
  Compared to Year Ended December 31, 1995

     Operations of the Company for the period from inception, June 3, 1994, through December 31, 1994, were limited and primarily focused on establishing the Company's Private Label program, developing its lease accounting and servicing system, establishing its warehouse facilities to be used to finance the acquisition or origination of leases and developing its overall corporate infrastructure. The only significant activity which occurred in 1994 was the acquisition of a lease portfolio for $25.4 million in December 1994 at a discount. In January 1995, the Company sold such portfolio and recognized a gain on sale of $3.3 million. Total revenues for the period ended December 31, 1994 were only $187,000. The Company had total assets of $33.5 million and four employees at December 31, 1994. Accordingly, management believes that further comparison of 1994 results with results for the year ended December 31, 1995 is not meaningful.

LIQUIDITY AND CAPITAL RESOURCES

  General

     The Company's lease finance business is capital intensive and requires access to substantial short-term and long-term credit to fund new equipment leases. Since inception, the Company has funded its operations primarily through sales of leases, borrowings under its warehouse facilities, sales of equity to the Company's existing stockholders and through its two securitization transactions completed in 1996. The Company will continue to require access to significant additional capital to maintain and expand its volume of leases funded.

     The Company's uses of cash include the acquisition and origination of equipment leases, payment of interest expenses, repayment of borrowings under its warehouse facilities, operating and administrative expenses, income taxes and capital expenditures. The structure of the Company's lease funding programs (including the holdback and recourse features of the Private Label program described under "Business -- Exposure to Credit Losses"), along with the structure of the Company's warehouse facilities and securitization program, enabled the Company to generate positive cash flow from operations in 1996.

     The Company borrows amounts under its warehouse facilities to fund the acquisition and origination of leases that satisfy the eligibility requirements established pursuant to each facility. At December 31, 1996, the Company had an aggregate maximum of $150.0 million available for borrowing under two warehouse facilities, of which the Company had borrowed an aggregate of approximately $52.4 million. The Company recently entered into a term sheet with two lending institutions that provides for an additional $50.0 million of warehouse financing. The Company's warehouse facilities have advance rates that generally do not require the Company to utilize its capital during the period that funds are borrowed under such facilities. The financing provided under each warehouse facility is interim in nature and generally must be repaid within six to nine months of the date of the advance. The leases acquired or originated with borrowings under the warehouse facilities and any interest of the Company in the equipment are pledged to secure the repayment of the amounts borrowed. Each warehouse facility contemplates that repayment of advances will be made from funds received by the Company through its securitization program.

     To date, proceeds received by the Company in its securitization transactions have generally been sufficient to repay amounts borrowed under the warehouse facilities, as well as issuance expenses. In addition to the proceeds received upon closing of the sale of the securitized leases, the Company generates cash flow from ongoing servicing and other fees, including late charges on securitized equipment leases, and excess cash flow distributions from the Trust Certificates retained by the Company and other assets of the trust once the securities are retired. The Company structures its securitization transactions to qualify as financings for income tax purposes. Therefore, no income tax is payable in the current period on the gain recognized. The Company anticipates that future sales of its equipment leases will be through securitization transactions or other structured finance techniques.

     The Company believes that cash flow from its operations, the net proceeds of the Offering, the net proceeds from future securitization transactions and amounts available under its warehouse facilities will be sufficient to fund the Company's operations for the foreseeable future.

  Warehouse Facilities

     In May 1995, the Company's wholly owned subsidiary, First Sierra Receivables, Inc., entered into a $50.0 million warehouse facility with First Union National Bank of North Carolina (the "First Union Credit Facility"). The First Union Credit Facility has subsequently been increased to $75.0 million. As of December 31, 1996, $12.2 million was outstanding under this facility and approximately $14.8 million of net lease financing receivables were pledged as security. As of December 31, 1996, the First Union Credit Facility bore interest at a floating rate equal to the 30-day LIBOR plus 1.25%. The First Union Credit Facility also provides $25.0 million of financing to fund the purchase of subordinated securities issued through the Company's securitization program, with any advances utilized for that purpose reducing the amount available under such facility. Such advances bear interest at a floating rate equal to the 30-day LIBOR plus 1.50%. The First Union Credit Facility is recourse to First Sierra Receivables, Inc., but non-recourse to the Company. Under the terms of the facility, the Company is required to maintain certain minimum financial ratios. As of December 31, 1996, the Company was in compliance with such requirements. The First Union Credit Facility matures on May 1, 1997. If not previously renewed, at which time all amounts outstanding convert to a term loan which matures on the tenth day of the month following the date on which the last scheduled payment on the leases pledged is due.

     In September 1996, the Company entered into a warehouse facility with Prudential Securities Credit Corporation (the "Prudential Facility"). The Prudential Facility provides the Company with $75.0 million of warehouse financing, of which $40.1 million was outstanding at December 31, 1996. The Prudential Facility provides for a maximum borrowing amount equal to 94.0% of the present value of the remaining scheduled payments due on the leases funded with advances under such facility. Borrowings under the Prudential Facility bear interest at a floating rate equal to the 30-day LIBOR plus 0.95%. The Prudential Facility matures on March 31, 1997. The Company is required to maintain certain minimum financial ratios pursuant to the terms of the Prudential Facility. As of December 31, 1996, the Company was in compliance with such requirements. In connection with the Prudential Facility, the Company received an engagement letter from Prudential Securities Incorporated under which Prudential Securities Incorporated agreed to guarantee the purchase of the BB rated subordinated securities issued in connection with securitizations of leases acquired or originated by the Company using funds advanced under the Prudential Facility. The purchase price is based on a spread over the rate on comparable U.S. Treasury securities as of the date of the securitization.

     The Company is currently negotiating the renewal and/or restructuring of its existing warehouse facilities and believes that such renewals or restructurings will be completed prior to maturity of the existing facilities on terms at least as favorable as those contained in the existing facilities.

     The Company currently is in negotiations with two lending institutions for an additional warehouse facility (the "Supplemental Warehouse Facility") that would provide the Company with up to $50.0 million of additional warehouse funding. Borrowings under the Supplemental Warehouse Facility are expected to bear interest at a floating rate equal to the 30-day LIBOR plus 1.25%. The Supplemental Warehouse Facility would provide for the issuance of a letter of credit for the purpose of providing credit enhancement at securitization, which would allow the Company to issue one senior class of securities rated AAA/Aaa in an amount which would be at least 94.0% of the present value of the remaining scheduled payments due on the leases included in the securitization. This securitization structure does not require the Company to obtain credit ratings on the subordinated securities issued in the transaction and would allow the Company to enhance the level of cash proceeds realized at securitization.

  Securitization Transactions

     To date, the Company has completed two securitization transactions involving lease receivables aggregating approximately $152.0 million. In connection with each securitization transaction, Class A Certificates, rated AAA by Standard & Poor's Rating Group and Aaa by Moody's Investors Services, were sold in the public market. The Class B-1 and Class B-2 Certificates were rated BBB and BB, respectively, by Duff & Phelps Rating Co., and were sold on a non-recourse basis in the private market. Management believes that other small ticket lease finance companies which have securitized their lease portfolios typically retain a

12.0% to 18.0% Trust Certificate in a securitization, and thus generate cash proceeds before issuance costs from the securitization in the range of 82.0% to 88.0% of the present value of the remaining scheduled payments of the equipment leases which, in most cases, is not sufficient to cover the issuer's investment in the equipment leases. Due to the Company's ability to structure and sell its Class B-1 and Class B-2 Certificates in its two completed securitization transactions, the sizes of the Trust Certificates retained by the Company were reduced, thereby allowing the Company to maximize the cash proceeds generated from such transactions. The Company has been able to realize approximately 94.0% of the present value of the remaining scheduled payments of the equipment leases included in its securitizations, which have generally been sufficient to cover the Company's investment in the equipment leases sold, as well as issuance costs. Management believes that the structures of its two completed securitizations were among the most financially attractive securitization structures achieved to date in the small ticket leasing market.

     The Company continually seeks to improve the efficiency and execution of its securitization transactions. In the Company's second securitization transaction, which was completed in November 1996, the Company was able to reduce the level of subordination required for the Class A Certificates from 14.0% to 12.0%, thereby increasing the size of the Class A Certificates, which carry the lowest coupon rate, from 86.0% to 88.0% of the present value of the remaining scheduled lease payments under the securitization. Furthermore, the spread over comparable Treasury securities on the Class A Certificates was reduced from 64 basis points to 51 basis points, and the spread over comparable Treasury securities of the Class B-1 Certificates was reduced from 142 basis points to 125 basis points. The effect of these reduced subordination levels and lower spreads has been to decrease the effective cost of the transaction to the Company and thus increase the gain realized by the Company in the securitization transaction.

     The table below sets forth certain information related to the two securitization transactions completed by the Company to date:

                          SECURITIZATION TRANSACTIONS

                                                       FIRST SIERRA       FIRST SIERRA
                                                      EQUIPMENT LEASE    EQUIPMENT LEASE
                                                       TRUST 1996-1       TRUST 1996-2
                                                      ---------------    ---------------
                                                            (DOLLARS IN THOUSANDS)
Closing Date........................................   May 1996          November 1996
SENIOR SECURITIES:
  Class A Certificates Rating:
     S & P..........................................      AAA                 AAA
     Moody's........................................      Aaa                 Aaa
     Duff & Phelps..................................      AAA                 AAA
  Principal Amount..................................    $73,780             $63,382
  % of Total........................................     86.0%               88.0%
  Subordination Level...............................     14.0%               12.0%
  Spread over Treasury (Semi Bond)..................      64                   51
SUBORDINATED SECURITIES:
Class B1 Certificates Rating:
     Duff & Phelps..................................      BBB                 BBB
  Principal Amount..................................    $3,432               $2,161
  % of Total........................................     4.0%                 3.0%
  Subordination Level...............................     10.0%                9.0%
  Spread over Treasury (Semi Bond)..................      142                 125
Class B2 Certificates Rating:
     Duff & Phelps..................................     BB(1)                 BB
  Amount............................................    $3,432               $1,801
  % of Total........................................     4.0%                 2.5%
  Subordination Level...............................     6.0%                 6.5%
  Spread over Treasury (Semi Bond)..................      250                 250
TRUST CERTIFICATES:
  Rating............................................    Unrated             Unrated
  Amount............................................    $4,501               $4,804
  % of Total........................................     6.0%                 6.5%

---------------

(1) In May 1996, Duff & Phelps assigned a "B" rating to the Class B2 Certificates which were retained by the Company. In November 1996, such Class B2 Certificates were upgraded to BB and have subsequently been sold by the Company pursuant to a private placement.

  Subordinated Note

     In 1994, the Company issued a $9.0 million Subordinated Note due June 6, 2004 to Redstone. Interest on the Subordinated Note is payable monthly at a rate of 11.00% per annum. The Company intends to utilize a portion of the proceeds of the Offering to repay the Subordinated Note. Upon completion of the Offering, the Company also intends to enter into a new $5.0 million subordinated revolving credit facility with Redstone, with the commitment level thereunder decreasing by $1.0 million per year. Advances under the facility will bear interest at 11.00% per annum.

  Hedging Strategy

     The implicit yield to the Company on all of its leases is on a fixed interest rate basis due to the leases having scheduled payments that are fixed at the time of origination of the lease. When the Company acquires or originates leases, it bases its pricing in part on the "spread" it expects to achieve between the implicit yield rate to the Company on each lease and the effective interest cost it will pay when it sells such leases through securitization. Increases in interest rates between the time the leases are acquired or originated by the Company and the time they are securitized could narrow or eliminate the spread, or result in a negative spread. The Company has adopted a policy that is designed to provide a level of protection against the volatility of interest rate movement between the time the Company acquires or originates a lease and the time such lease is sold through a securitization. Such hedging arrangements generally are implemented when the Company's portfolio of unhedged leases reaches $10.0 million. The Company hedges against this risk by entering into amortizing "swap" transactions under which the notional amount changes monthly to match the amortization of the underlying lease receivables. Under these swap agreements, the Company receives interest on the notional amount at the 30-day LIBOR rate, which is reset monthly, and the Company pays a fixed rate which is equal to a spread over the yield to maturity of U.S. Treasury securities similar to the maturities of the specific leases being held for securitization. The Company also may from time to time assume a short position in U.S. Treasury securities having maturities similar to the maturities of the specific leases being held for securitization. U.S. Treasury securities are utilized by the Company as benchmarks due to the liquidity of the market for such securities and the use of the yields to maturity on such securities in determining the interest rates on the lease-backed securities issued in connection with the Company's securitization activities.

                                    BUSINESS

GENERAL

     The Company is a specialized finance company that acquires and originates, sells and services equipment leases. The underlying leases financed by the Company relate to a wide range of equipment, including computers and peripherals, computer software, medical, dental and diagnostic, telecommunications, office, automotive servicing, hotel security, food services, tree service and industrial, as well as specialty vehicles. The equipment generally has a purchase price of less than $250,000 (with an average of approximately $17,000), and thus the Company's leases are commonly referred to as "small ticket leases." The Company initially funds the acquisition or origination of its leases through its warehouse facilities and, upon achieving a sufficient portfolio size, sells such receivables in the public and private markets, principally through its securitization program. The Company focuses on maximizing the spread between the yield received on its leases and its cost of funds by obtaining favorable terms on its warehouse facilities, securitizations and other structured finance transactions.

     The Company has established strategic alliances with a network of independent leasing companies, lease brokers and equipment vendors, each of which acts as a Source from which the Company obtains access to equipment leases. The Company customizes lease financing products to meet the specific equipment financing needs of its Sources and in many cases provides such Sources with servicing and technological support via on-line connections to the Company's state-of-the-art computer system.

     The Company views acquisitions of equipment leasing companies as a fundamental part of its growth strategy. During 1996, the Company acquired GIC and CCL, and in February 1997, the Company acquired Lease Pro. The Company also has an agreement to acquire Heritage, which acquisition is expected to close concurrently with the Offering. See "-- Recent and Pending Acquisitions." The Company's recent acquisitions have substantially increased the Company's ability to generate lease origination volume and have allowed it to introduce new programs and enter new markets. After completion of the pending Heritage Acquisition, the Company will have offices in eight states. The Company intends to continue to seek acquisition opportunities in additional markets to further expand its business.

     The Company commenced operations in June 1994 and initially developed a program to purchase leases from leasing companies which had the ability to originate significant lease volumes and were willing and able to provide credit protection to the Company and perform certain servicing functions on an ongoing basis with respect to such leases. This program, referred to by the Company as its "Private Label" program, was designed to provide the Company with access to high volumes of leases eligible for the securitization market, while minimizing the risk of loss to the Company. The Company has experienced significant growth in its Private Label program since inception, with the volume of leases purchased increasing from $4.5 million in 1994, to $65.2 million in 1995, to $161.9 million in 1996.

     In 1996, as part of its growth strategy, the Company began targeting additional sources of lease volume from small ticket lease brokers which were unwilling or unable to provide the credit protection or perform the servicing functions required under the Private Label program and through relationships with equipment vendors. The Company established its Broker and Vendor programs in 1996 through the strategic acquisitions of GIC and CCL. The acquisition of Lease Pro and the pending Heritage Acquisition are expected to provide the Company with additional broker and vendor lease volume. On a pro forma basis, assuming the acquisitions of GIC, CCL, Lease Pro and Heritage occurred on January 1, 1996, the volume of leases originated by the Company during 1996 pursuant to its Broker and Vendor programs would have been $64.6 million and $66.8 million, respectively, and the weighted average yield on such leases (net of brokers' fees) would have been 15.29% and 17.41%, respectively. Management intends to continue to pursue opportunities to acquire additional small ticket leasing companies with broker and vendor operations and believes that a larger percentage of the Company's revenues in the future will be derived from broker and vendor Sources.

     In addition to its Private Label, Broker and Vendor programs, the Company has in the past generated, and may from time to time in the future generate, gain on sale income through the acquisition of lease portfolios and the subsequent sale of such portfolios at a premium. Since its inception, the Company has acquired $25.4 million of leases pursuant to portfolio acquisitions.

     The Company's management team has extensive experience in lease financing and in securitizations and other structured finance transactions. Thomas J. Depping, Chief Executive Officer of the Company, has over 15 years of experience in the leasing and structured finance industries, including 11 years with SunAmerica Financial Resources and its predecessor. Prior to founding the Company, Mr. Depping was President of SunAmerica Financial Resources, the equipment leasing and financial division of SunAmerica, Inc. Sandy B. Ho, Executive Vice President and Chief Financial Officer of the Company, has over 15 years of experience in the leasing and structured finance industries, most recently as Managing Director of SunAmerica Corporate Finance. Robert H. Quinn, Jr., Executive Vice President and Chief Credit Officer of the Company, has over 23 years of leasing experience, most recently as Manager of AT&T Capital's private label program. Upon completion of the Heritage Acquisition, Oren M. Hall will become an Executive Vice President of the Company. Mr. Hall has 23 years of experience in the leasing industry and during 1996 served as President of the United Association of Equipment Lessors.

INDUSTRY OVERVIEW

     The equipment financing industry in the United States has grown rapidly during the last decade and includes a wide range of entities that provide funding for the purchase of equipment. The equipment leasing industry in the United States is a significant factor in financing capital expenditures of businesses. According to research by the Equipment Leasing Association of America ("ELA"), using United States Department of Commerce data, approximately $160.7 billion of the $571 billion spent on productive assets in 1995 was financed by means of leasing. The ELA estimates that 80% of all U.S. businesses use leasing or financing to acquire capital assets.

     The Company believes that the small ticket segment of the equipment leasing industry is one of the most rapidly growing segments of the industry in part due to: (i) the consolidation of the banking industry, which has eliminated many of the smaller community banks that traditionally provided equipment financing for small to mid-size businesses, forcing these businesses to seek alternative financing rather than deal with the approval process of large commercial banks;
(ii) stricter lending requirements of commercial banks; (iii) a trend toward instant approvals at the point of sale made possible by improved technology;
(iv) the decline in the price of computer hardware and software and increasing demand therefor; and (v) the adoption of accounting pronouncements concerning the accounting treatment of transactions with captive finance company subsidiaries, which has caused a number of manufacturers to eliminate their finance companies, resulting in an increased demand for independent financing.

STRATEGY

     The Company's business strategy is to continue to significantly expand its business through internal growth as well as selective acquisitions of equipment leasing companies and to sell the leases it acquires or originates through securitizations and other structured finance techniques. Key elements of this strategy include:

     Pursuing Acquisitions. The Company believes that significant opportunities exist to acquire leasing companies at prices the Company considers attractive. The Company seeks to identify and acquire leasing companies in key geographic regions that can be integrated into the Company's existing operations to expand its business with minimal incremental expense. By acquiring and consolidating these companies, the Company believes it can significantly increase revenues and profit margins, utilizing the Company's relatively lower cost of funds and advanced technological capabilities.

     Expanding its Existing Business. The Company intends to continue to rely on the sophisticated skills of its management team to develop new products with customized terms to increase volumes from existing and new Sources of equipment leases. The Company also intends to expand its existing sales force of 34 persons by attracting qualified and experienced individuals who can identify Sources on a regional and national basis. The

Company will continue to seek to differentiate itself from its competition by emphasizing high levels of customer service and technological support to its Sources.

     Focusing on Structured Finance Transactions. The Company intends to continue to focus on securitizations and other similar structured finance transactions as vehicles for sale of the Company's lease portfolios. Management's objective is to continue to improve the efficiency and execution of these transactions by minimizing the Company's cost of funds and capital outlay associated with financing its leases, while maximizing the number of leases that qualify for funding and subsequent securitization. Management believes that its significant experience in asset-backed securitization transactions and extensive relationships with financing sources will allow the Company to continue to achieve a low cost of funds and increased profitability upon securitization of its equipment leases.

     Utilizing its Advanced Technology and Servicing Capabilities. The Company intends to continue to utilize and further enhance its state-of-the-art data processing systems to manage the high volume of information associated with originating and servicing its leases. Management believes it has developed a technologically advanced servicing system with excess system capacity which it intends to utilize to decrease the Company's per lease servicing cost as its lease volume and number of Sources increase.

     Employing Conservative Credit Guidelines. Management believes that its low level of credit losses since inception is due primarily to its credit enhancement arrangements with its Private Label Sources and its conservative underwriting guidelines. The Company intends to continue to monitor the credit quality of its portfolio and apply its conservative underwriting standards to minimize credit risk.

LEASE FUNDING PROGRAMS

     The Company provides lease financing to different participants in the small ticket equipment leasing industry through three general lease funding programs, referred to as its Private Label, Broker and Vendor programs. While the terms of the underlying leases are similar in all of the Company's lease funding programs, the financing arrangement offered by the Company varies depending on the size and servicing capabilities of the Source.

     The Company initially developed its Private Label program to target leasing companies which had the ability to originate significant lease volumes and were willing and able to provide credit protection to the Company and perform certain servicing functions on an ongoing basis with respect to such leases. The Company subsequently developed its Broker and Vendor programs to increase its level of lease volume through the acquisition or origination of leases from lease brokers which were unwilling or unable to provide the credit protection and perform certain servicing functions required by the Private Label program and through relationships with equipment vendors.

  Private Label

     The Company's Private Label program is designed to provide financing to established leasing companies which have demonstrated the ability to originate a significant level of lease volume, follow prudent underwriting guidelines established by the Company and undertake certain labor-intensive aspects of lease servicing on an ongoing basis. Such leasing companies typically rely on commercial loans from local banks to fund their leases. The loans are generally secured by a specific pledge of the lease receivable and the underlying equipment as well as recourse back to the leasing company. Financing available to these companies under typical commercial lending arrangements is generally limited and the Private Label program offers an attractive alternative to meet their financing needs. This program also offers an alternative source of financing to companies whose volume of leases may be too small to economically securitize such leases. The Private Label program is designed to provide the economic advantages of securitized financings, namely enhanced liquidity at relatively low rates, without the administrative and financial burdens common to issuers of asset-backed securities.

     Under the Private Label program, participating leasing companies identify, document and evaluate potential leases in accordance with the Company's underwriting guidelines. Completed application packages for potential leases are submitted to the Company for review prior to acquisition by the Company. Because of the leasing companies' familiarity with the Company's guidelines, acceptance by the Company of leases submitted by Private Label Sources is generally in excess of 90%.

     In a typical Private Label transaction, the Company purchases leases from a Private Label Source and receives a security interest in the underlying equipment. The Private Label Source typically retains ownership of the leased equipment and is responsible for paying applicable property taxes. Leases acquired pursuant to the Private Label program generally carry a $1.00 buyout provision upon maturity. Payments on the leases are received directly by the Company in a lockbox account. The Private Label Source is responsible for monitoring the payment activity of the lessees and performing collection activities as necessary. To facilitate the Sources's collection efforts, the Company provides the Source with on-line access to the Company's servicing system.

     The terms of the lease purchase agreements under the Company's Private Label program provide the Company protection from losses on defaulted leases through a first lien security interest in the underlying equipment, recourse to the Source, holdbacks from amounts paid to the Source upon purchase, or a combination of the above. Under the recourse provisions, the Source is generally required to repurchase a lease from the Company in the event that it becomes 90 days past due. Such recourse is typically limited to 10% to 20% of the aggregate amount of leases funded from each Source. Holdback amounts generally range from 1% to 10% of the purchase price of the related leases. See "-- Delinquency and Losses." Through December 31, 1996, the Company had incurred losses of $25,000 from leases funded pursuant to the Private Label program. There can be no assurance that the Company's Private Label Sources will continue to meet their repurchase obligations or that the amounts withheld under the purchase price holdback feature of the Private Label program, together with any amounts realized upon disposal of the underlying equipment, will be sufficient to fully offset any losses which might be incurred upon default of lessees in the future.

     On a pro forma basis, assuming the acquisitions of GIC, CCL, Lease Pro and Heritage occurred on January 1, 1996, two of the Company's Private Label Sources would have accounted for 12.6% and 9.9%, respectively, of all equipment leases acquired or originated by the Company during 1996. No other Source accounted for more than 5% of the equipment leases acquired or originated by the Company during 1996. In the event that the Company's significant Private Label Sources were to substantially reduce the number of leases sold to the Company, and the Company was not able to replace the lost lease volume, such reduction could have a material adverse effect on the Company's financial condition and results of operations.

  Broker

     The Company's Broker program is designed to fund equipment leases from small ticket lease brokers that are unwilling or unable to provide the credit protection and perform the servicing functions necessary to participate in the Company's Private Label program. In a typical Broker transaction, the Company originates leases referred to it by the Broker Source and pays the Source a referral fee. Leases originated under the Broker program are structured on a non-recourse basis, with risk of loss in the event of default by the lessee residing with the Company. The Company owns the underlying equipment covered by a Broker lease and, in certain cases, retains a residual interest in such underlying equipment. All servicing functions are performed by the Company.

     The Company also provides a variety of value-added services to participants in its Broker program, including consulting on the structuring of financing transactions with equipment purchasers, timely and efficient credit approvals and preparation and completion of standardized lease documents. Although the Company enters into a brokerage agreement with each of the participants in its Broker program, such agreements are not exclusive and can be terminated by either party.

     The Company's yields on leases originated under its Broker program are higher than those acquired under its Private Label program because of the risk of loss and servicing responsibilities assumed by the Company in the Broker program.

  Vendor

     The Company's Vendor program focuses on establishing formal and informal relationships with equipment vendors in order to establish the Company as the provider of financing recommended by such vendors to their equipment purchasers. By assisting such vendors in providing timely, convenient and competitive financing for their equipment sales and offering vendors a variety of value-added services, the Company simultaneously promotes the vendor's equipment sales and the utilization of the Company as the equipment finance provider.

     In a typical vendor arrangement, the Company originates all leases referred to it by the Vendor Source. Leases originated under the Vendor program are structured on a non-recourse basis, with risk of loss in the event of a default by the lessee residing with the Company. The Company owns the underlying equipment covered by a vendor lease and, in certain cases, retains a residual interest in such equipment. All servicing functions are performed by the Company under the Vendor program.

     The Vendor program provides for customized lease finance arrangements to respond to the needs of a particular vendor and its equipment purchasers. The value-added services offered by the Company to participants in its Vendor program include consulting with vendors on structuring financing transactions with equipment purchasers, training the vendor's sales and management staffs to understand and market the Company's various financing alternatives, customizing financial products to encourage product sales, and preparation and completion of standardized lease documents. In most cases, the Company's sales representatives also work directly with the vendor's equipment purchasers, providing them with the guidance necessary to complete the equipment financing transaction. The Company also may participate actively in the vendor's sales and marketing efforts, including advertising, promotions, trade show activities and sales meetings.

     The Company generally obtains higher yields on leases funded under the Vendor program than those in the Broker program due to additional services provided by the Company under the Vendor program.

PORTFOLIO ACQUISITIONS AND SALES

     In addition to its Private Label, Broker and Vendor programs, the Company has in the past generated, and may from time to time in the future generate, gain on sale income through the acquisition of lease portfolios and the subsequent sale of such portfolios at a premium. Such leases typically do not fit within the eligibility criteria established pursuant to the Company's warehouse facilities and thus will be sold outside the Company's securitization program. In general, the Company seeks to acquire portfolios of equipment leases from finance companies exiting the business, independent companies seeking a financial partner, or companies with businesses complementary to the Company. Prior to the acquisition of a portfolio of leases under its portfolio acquisition program, the Company performs due diligence procedures including review of a sample of the lease files included in such portfolio, loss and delinquency experience of such portfolio and such other factors as may be appropriate.

     In December 1994, the Company purchased a portfolio of leases for $25.4 million. These leases were sold in February 1995, and the Company realized a gain on sale of $3.3 million. No portfolio sales were made in 1996.

RECENT AND PENDING ACQUISITIONS

     On July 11, 1996, the Company acquired certain assets and liabilities of GIC, including its key personnel. GIC is located in Fort Lauderdale, Florida and primarily focuses on the small ticket broker and vendor markets in the southeastern region of the United States. From January 1 through July 11, 1996, GIC generated equipment leases of $19.4 million. By virtue of the GIC acquisition, the Company was able to enter the lease broker market and gained a geographic presence in the Florida vendor market, the fourth largest vendor market in the United States based on a study by the Foundation for Leasing Education. In addition, the Company gained a presence in several national vendor markets, including hotel security, food services, industrial and automotive servicing equipment. Upon completion of the GIC acquisition, Eric J. Barash, the founder and former President of GIC, became Senior Vice President of the Company.

     On October 31, 1996, the Company acquired the outstanding capital stock of CCL. CCL is located in West Chester, Pennsylvania and focuses primarily on the broker market in the mid-Atlantic region of the United States. By virtue of the CCL acquisition, the Company gained a geographic presence in the mid-Atlantic broker market, as well as the national market for vendors of arbor servicing equipment. See "-- Sales and Marketing." For the ten months ended October 31, 1996, CCL generated equipment leases of $31.4 million. Upon completion of the CCL acquisition, Valerie A. Hayes, the founder and former President of CCL, became President of the Company's Corporate Capital Leasing Division.

     On February 4, 1997, the Company acquired certain assets and liabilities of Lease Pro. Lease Pro is located in Atlanta, Georgia and has a significant presence in the national market for veterinary equipment financing. Since October 1986, Lease Pro has generated approximately 5,000 veterinarian leases. For the year ended December 31, 1996, Lease Pro generated equipment leases of approximately $12.6 million. In connection with the acquisition of Lease Pro, Charles E. Lester, the founder and former President of Lease Pro, was named President of the Company's Lease Pro division.

     The Company has entered into an agreement to acquire the outstanding capital stock of Heritage for $6.4 million, consisting of $1.4 million in cash, a $1.0 million subordinated note bearing interest at 9.00% per annum and 444,444 shares of Common Stock (assuming an initial public offering price of $9.00 per share). Closing of the Heritage Acquisition will occur concurrently with and is contingent upon, the closing of the Offering. Heritage is located near Sacramento, California and maintains sales offices in Miami, Florida, Los Angeles, California and Prescott, Arizona. Heritage is primarily involved in the broker market on the U.S. west coast and has a significant vendor base in California, the largest market in the United States, based on a study by the Foundation for Leasing Education. For the year ended December 31, 1996, Heritage generated equipment leases of approximately $49.0 million. Upon completion of the Heritage Acquisition, it is expected that Oren M. Hall, the founder and President of Heritage, will be named an Executive Vice President of the Company, and Greg E. McIntosh, Executive Vice President and Chief Operating Officer of Heritage, will be named a Senior Vice President of the Company. Charles E. Brazier, Executive Vice President and Chief Operating Officer of Oakmont Financial, a division of Heritage, also will be named a Senior Vice President of the Company upon completion of the Heritage Acquisition.

CREDIT POLICIES AND PROCEDURES

     The Company has developed credit underwriting policies and procedures that management believes have been effective in the selection of creditworthy equipment lessees and in minimizing the risks of delinquencies and credit losses. The nature of the Company's business requires two levels of review, the first focused on the qualification of the Source and the second focused on the lessee or ultimate end-user of the equipment.

  Source Qualification

     The Company performs a background investigation on all potential Sources. This investigation may include verification of bank and trade references and a review of financial statements, past credit history and the business and industry in which the Source operates. The Company performs additional procedures to evaluate the credit worthiness of its Private Label Sources because of the credit protection provided by such Sources under the Private Label program. Such additional procedures may include an examination of the Source's management team, staffing and servicing infrastructure, as well as a review of ongoing support capabilities in credit, documentation, customer service and collections.

  Lease Underwriting

     In each of the Company's lease funding programs, the Company reviews individual leases for compliance with underwriting guidelines prepared by the Company's Credit Policy Committee. The Company's underwriting guidelines generally require a credit investigation of an equipment lessee, including an analysis of the personal credit of the owner who typically guarantees the lease, verification of time in business and corporate name, and bank and trade references. Under the Private Label program, certain of these functions are performed by the Source.

     The lease approval process begins with the submission by facsimile or electronic transmission of a credit application by the lease originator, at which time the Company conducts its own independent credit investigation through recognized commercial credit reporting agencies such as Dun & Bradstreet, Equifax, Inc. and TRW, Inc. The credit application is then forwarded to the Company's operations center in Jupiter, Florida for review and approval by a senior credit officer. The time required for an underwriting decision varies according to the nature, size and complexity of each transaction, but approval is generally accomplished within one day.

     Once a determination to fund has been made, the Company requires receipt of signed lease documentation on the Company's standard lease form, or other pre-approved lease forms, before funding. Once the equipment is shipped and installed, the vendor invoices the Company, and thereafter the Company verifies that the lessee has received and accepted the equipment. Upon the lessee authorizing payment to the vendor, the lease is forwarded to the Company's funding and documentation department for funding, transaction accounting and billing procedures.

     In connection with the Company's securitization program, extensive reviews of the Company's underwriting standards and procedures are conducted by financial guaranty insurers and rating agencies.

SERVICING AND ADMINISTRATION

     The Company's servicing responsibilities with respect to any lease vary depending on the program under which the lease was acquired or originated. Such servicing responsibilities generally include billing, processing payments, remitting payments to Sources and investors, preparing investor reports, paying taxes and insurance and performing collection and liquidation functions. For equipment leases funded under the Private Label program, the collection and customer service functions are performed by the Source, while the Company performs other servicing functions including billing and cash receipt. This arrangement allows the Source to maintain close relationships with lessees and reduces the Company's servicing costs. Under its Broker and Vendor programs, the Company is normally responsible for all servicing functions.

     The Company retains the right to service leases sold though its securitization transactions. In return, the Company receives a servicing fee of 0.50% per annum on the outstanding principal balance of all securitized leases plus late fees, which are collected out of monthly lease payments. Management believes that the Company's performance of servicing functions on its securitized leases enhances certain operating efficiencies and provides an additional revenue stream. As of December 31, 1996, the Company had a servicing portfolio of $217.4 million.

     The small ticket leasing industry is operationally intensive due, in part, to the small average lease size. Accordingly, state-of-the-art technology is critical in keeping servicing costs to a minimum and providing quality customer service. Recognizing the importance of servicing, the Company utilizes a lease administration system tailored to support the Company's technological needs. The system handles application tracking, invoicing, payment processing, automated collection queuing, portfolio evaluation, cash forecasting and report writing. The system is linked with a lockbox bank account for payment processing and provides for direct withdrawal of lease payments. The system also allows users to view all lease documents on-line.

     The Company's underwriting, customer service and collection staff are centralized in its Jupiter, Florida office. This operations center is managed by Robert H. Quinn, Jr., Executive Vice President and Chief Credit Officer of the Company, who has over 23 years of experience in the lease finance industry. Payment processing, accounting, and reporting are performed in Houston, Texas and are managed by Sandy B. Ho, Executive Vice President and Chief Financial Officer of the Company, and Craig M. Spencer, Senior Vice President and Chief Accounting Officer of the Company, who together have in excess of 28 years of experience in financial services and reporting. See "Management."

     Collection functions (other than receipt of cash) for leases acquired under the Company's Private Label program are performed by the Source. Many of the Company's Private Label Sources have direct access to the Company's lease administration system to assist them in servicing and collecting the leases sold to the Company. Delinquency information with respect to leases from each Private Label Source is closely monitored by the Company's management. In the event of a lessee default (typically when an account is 90 days past due), the Company sends a notice to the Source stating that the Source is obligated to repurchase the lease or cure the delinquency within 60 days. For leases acquired or originated under the Company's Broker and Vendor programs, the Company's collections policy is designed to identify payment problems sufficiently early to permit the Company to quickly address delinquencies and, when necessary, to act to preserve equity in the equipment leased. Collection procedures commence immediately upon payments becoming 10 days past due.

TERMS OF EQUIPMENT LEASES

     Substantially all equipment leases acquired or originated by the Company are non-cancelable. During the term of the lease, the Company generally receives scheduled payments sufficient, in the aggregate, to cover the Company's borrowing costs and the costs of the underlying equipment, and to provide the Company with an appropriate profit margin. The initial non-cancelable term of the lease is equal to or less than the equipment's estimated economic life and a small portion of the Company's leases provide the Company with additional revenues based on the residual value of the equipment financed at the end of the initial term of the lease. Initial terms of the leases in the Company's portfolio generally range from 12 to 84 months, with a weighted average initial term of 55 months as of December 31, 1996.

     The terms and conditions of all of the Company's leases are substantially similar. In most cases, the lessees contractually are required to: (i) maintain, service and operate the equipment in accordance with the manufacturer's and government-mandated procedures; (ii) insure the equipment against property and casualty loss; (iii) pay all taxes associated with the equipment; and (iv) make all scheduled contract payments regardless of the performance of the equipment. The Company's standard forms of leases provide that in the event of a default by the lessee, the Company can require payment of liquidated damages and can seize and remove the equipment for subsequent sale, refinancing or other disposal at its discretion. Any additions, modifications or upgrades to the equipment, regardless of the source of payment, are automatically incorporated into and deemed a part of the equipment financed.

RESIDUAL INTERESTS IN UNDERLYING EQUIPMENT

     Under its Broker and Vendor programs, the Company may own a residual interest in the equipment covered by the lease. The Company records the residual value of a lease on its books when there is no obligation on the part of the lessee to purchase the equipment at the expiration of the lease term. Of the leases acquired or originated by the Company under its Broker and Vendor programs and outstanding as of December 31, 1996, approximately 53% of such leases (as measured by net investment) had no residual value on the Company's books, generally because the lessee was granted an option to purchase the equipment at the end of the term for a nominal price or the lessee was required to purchase the equipment at the end of the term at a fixed price. The balance of the equipment leases acquired and originated by the Company under its Broker and Vendor programs and outstanding as of December 31, 1996 had a residual value of approximately $597,000 in the aggregate, representing less than 0.8% of the Company's total assets at December 31, 1996. With respect to equipment in which the Company owns a residual interest, the Company generally seeks to determine the best remarketing plan for such equipment prior to the expiration of the lease covering such equipment. In many cases, such remarketing plan provides for the continuation of the lease on a month to month or other basis or the negotiated sale of the equipment to the lessee through equipment brokers and remarketers, rather than the Company's employees, in order to maximize the net proceeds from such sale.

EXPOSURE TO CREDIT LOSSES

     The Company manages its risk of credit losses through adherence to conservative underwriting guidelines, providing for recourse to Private Label Sources and prompt and diligent collection procedures. Management evaluates the collectibility of leases acquired or originated based on the level of recourse provided, if any, delinquency statistics, historical loss experience, current economic conditions and other relevant factors. The Company provides an allowance for credit losses for leases which are considered impaired during the period from the funding of the leases through the date such leases are sold through the

Company's securitization program. Estimated losses on leases that are considered impaired and have been sold through the Company's securitization program are taken into consideration in the valuation of the Company's investment in the Trust Certificates retained in the securitization transaction.

     The following table sets forth certain information as of December 31, 1995 and 1996, with respect to leases which were held by the Company in its portfolio or serviced by the Company pursuant to its securitization program (dollars in thousands):

                                                                  1996
                                                 ---------------------------------------
                                                 PRIVATE
                                        1995      LABEL     BROKER    VENDOR
                                      TOTAL(1)   PROGRAM    PROGRAM   PROGRAM    TOTAL
                                      --------   --------   -------   -------   --------
Gross leases outstanding............  $83,687    $244,049   $9,715    $3,470    $257,234
31-60 days past due.................     2.53%       2.46%    1.69%       --%       2.40%
61-90 days past due.................     0.45%       0.81%    0.29%       --%       0.78%
Over 90 days past due...............     0.08%       0.35%      --%       --%       0.33%
                                      -------    --------   ------    ------    --------
  Total past due....................     3.06%       3.62%    1.98%       --%       3.51%

---------------

(1) All leases outstanding at December 31, 1995 were acquired under the Company's Private Label program.

     In assessing the Company's exposure to credit losses, management generally segregates the leases acquired under its Private Label program from those acquired or originated under its Broker and Vendor programs due to the differing levels of credit protection available to the Company under the various lease funding programs.

     The following table sets forth the Company's allowance for credit losses for its Private Label program and its Broker and Vendor programs as of December 31, 1994 and for the years ended December 31, 1995 and 1996 (in thousands):

                                                              PRIVATE       BROKER AND
                                                               LABEL          VENDOR
                                                              PROGRAM       PROGRAMS(1)     TOTAL
                                                              -------       -----------     -----
Balance at December 31, 1994............................        $ 28               --        $ 28
Provision for credit losses.............................         392               --         392
Charge-offs, net of recoveries..........................          --               --          --
                                                                ----             ----        ----
Balance at December 31, 1995............................         420               --         420
Provision for credit losses.............................         326              211         537
Charge-offs, net of recoveries..........................         (25)              --         (25)
Reduction of allowance for leases sold..................        (407)              --        (407)
                                                                ----             ----        ----
Balance at December 31, 1996............................        $314             $211        $525
                                                                ====             ====        ====

---------------

(1) The Company established its Broker and Vendor programs in 1996 through the acquisitions of GIC in July 1996 and CCL in October 1996.

     Under the Private Label program, the Company seeks to minimize its losses through a first lien security interest in the equipment funded, recourse to the Private Label Source, holdback reserves withheld from the Private Label Source upon purchase of the lease, or a combination of the above. The recourse provisions generally require the Private Label Source to repurchase a receivable when it becomes 90 days past due. The recourse commitment generally ranges from 10% to 20% of the aggregate purchase price of all leases acquired from a Private Label Source. Holdback reserves withheld from the purchase price generally range from 1% to 10% of the aggregate purchase price of the leases acquired from the Private Label Source. In determining whether a lease acquired pursuant to the Private Label program which is considered impaired will result in a loss to the Company, management takes into consideration the ability of the Private Label Source to honor its recourse commitments, the holdback reserves withheld from the Private Label Source upon purchase of the lease, as well as the credit quality of the underlying lessee and the related equipment value. At December 31, 1995 and 1996, the Company had holdback reserves of $2.0 million and $6.5 million, respectively, relating to leases acquired pursuant to the Private Label program. Such amounts have been classified as liabilities in the accompanying financial statements.

     The following table sets forth certain aggregate information regarding the level of credit protection afforded the Company pursuant to the recourse and holdback provisions of the Private Label program as of December 31, 1995 and 1996 (dollars in thousands):

                                                               1995        1996
                                                              -------    --------
Leases outstanding under the Private Label program(1).......  $67,322    $202,523
                                                              =======    ========
Recourse to Sources available...............................    5,744      19,480
Holdback reserves outstanding...............................    1,969       6,523
                                                              -------    --------
Total recourse and holdback reserves available..............  $ 7,713    $ 26,003
                                                              =======    ========
Ratio of recourse and holdback reserves outstanding to total
  leases outstanding under the Private Label program(2).....   11.46%      12.84%
                                                              =======    ========

---------------

(1) Represents net principal balance of leases held by the Company in its portfolio, as well as leases serviced by the Company pursuant to its securitization program.

(2) The specific level of credit protection varies for each Private Label Source. Specific levels of credit protection by Source are considered by management in determining the allowance for credit losses.

     The following table sets forth the experience of the Company with respect to leases acquired pursuant to the Private Label program for the periods indicated (dollars in thousands):

                                                  PERIOD FROM
                                                  INCEPTION TO    YEAR ENDED DECEMBER 31,
                                                  DECEMBER 31,    -----------------------
                                                      1994          1995          1996
                                                  ------------    --------      ---------
Average balance of leases acquired pursuant to
  the Private Label program outstanding during
  the period(1).................................     $1,442        $30,561       $124,592
                                                     ======        =======       ========
Total amount of leases triggering action under
  recourse and holdback provisions during the
  period........................................         --            266          1,855
Amounts recovered under recourse provisions.....         --            238          1,694
Amounts recovered pursuant to holdback
  reserves......................................         --             28            136
                                                     ------        -------       --------
Total amounts recovered.........................         --            266          1,830
                                                     ------        -------       --------
Net loss experienced on leases acquired pursuant
  to the Private Label program..................     $   --        $    --       $     25
                                                     ======        =======       ========
Net default ratio...............................       0.00%          0.00%          0.02%
                                                     ======        =======       ========

---------------

(1) Represents net principal balance of leases held by the Company in its portfolio, as well as leases serviced by the Company pursuant to its securitization program.

     At December 31, 1996, the Company's outstanding net principal balance of leases acquired or originated under its Broker and Vendor programs was $10.5 million. Such leases had been outstanding for less than two months on a weighted average basis as of such date. Management analyzes the collectibility of leases acquired or originated pursuant to its Broker and Vendor programs based on its underwriting criteria, delinquency statistics, historical loss experience, current economic conditions and other relevant factors. While the Company has a first lien security interest in the underlying equipment, it does not have any recourse or holdback reserves with respect to any leases acquired or originated under its Broker and Vendor programs. Management believes, however, that the relatively short holding period between the time that leases are acquired or originated under these programs and the time that such leases are sold minimizes the Company's exposure to credit losses. Accordingly, management believes that an allowance for credit losses of $211,000 is adequate to cover estimated losses incurred on Broker or Vendor leases considered to be impaired as of December 31, 1996.

     The Company's allowance for credit losses and its valuation of the Trust Certificates retained in its securitization transactions are based on estimates and qualitative evaluations, and ultimate losses will vary from current estimates. These estimates are reviewed periodically and, as adjustments, either positive or negative, become necessary, they are reported in the Company's results of operations for the period in which they become known.

SALES AND MARKETING

     The Company's marketing strategy is to increase its volume of lease funding by (i) maintaining, selectively expanding and supporting its network of lease Sources, (ii) developing programs for specific vendor or customer groups, (iii) developing and introducing complementary lease finance products that can be marketed and sold through its existing network of lease Sources, and (iv) selectively acquiring leasing companies with origination capabilities which are complementary to the Company.

     As of February 4, 1997, the Company employed a sales force of 34 employees. These employees are responsible for implementing marketing plans and coordinating marketing activities with the Company's lease Sources, as well as providing customer service and participating in the Company's attendance at industry conventions and trade shows. The Company expects to add 18 employees to its sales force upon consummation of the Heritage Acquisition.

     The Company has established a substantial network of independent leasing companies, brokers and vendors. The Company developed its network of Sources as a result of the industry knowledge and experience of its management. In conjunction with the Company's sales force, the Company's management maintains close contact with these Sources. Many of these Sources have had a prior relationship with the management or sales force of the Company and have, in management's opinion, shown an ability to generate significant volumes of leases with a credit quality that meets the Company's conservative underwriting guidelines.

     The Company's sales force has developed several convenience-oriented speciality lease finance programs designed to enhance lease volume in specific industries. For example, the Company provides financing to the arbor (tree service) industry and provides business operators within this industry with a pre-approved credit line, referred to by the Company as an "Arbor Card," which can be used with various vendors of arbor equipment, enabling the business operator to obtain quick and efficient financing. The Company intends to continue to grow its business by offering specialized finance products to both existing and new Sources.

     The Company is represented at major equipment leasing conventions and trade shows held each year, and several officers of the Company are active in the Equipment Leasing Association, the United Association of Equipment Lessors and the Eastern Association of Equipment Lessors, all well-recognized trade associations.

COMPETITION

     The Company competes in the equipment financing market with a number of national, regional and local finance companies. In addition, the Company's competitors include those equipment manufacturers that finance the sale or lease of their products themselves and other traditional types of financial services companies, such as commercial banks and savings and loan association, all of which provide financing for the purchase of equipment. The Company's competitors include many larger, more established companies that may have access to capital markets and to other funding sources which may not be available to the Company. Many of the Company's competitors have substantially greater financial, marketing and operational resources and longer operating histories than the Company.

     The Company believes that the structure of its warehouse facilities and its securitization program provide it with access to capital on terms comparable to those of its larger, more established competitors. The Company believes that its experienced management team and sales force, its advanced technology and servicing capacity and its significant broker and vendor base allows the Company to aggressively compete with larger, more established companies.

FACILITIES

     The Company's corporate headquarters are located in leased space of 9,114 square feet at 600 Travis Street, Suite 7050, Houston, Texas 77002. The Company's operations center is located in leased space of 4,683 square feet at 1061 E. Indiantown Road, Suite 204, Jupiter, Florida 33477. The Company also leases office space for its regional offices in Fort Lauderdale, Florida, Marietta, Georgia and West Chester, Pennsylvania. As of December 31, 1996, the aggregate monthly rent under all of the Company's office leases was approximately $33,000. The Company has an aggregate of approximately 26,253 square feet under lease with an average remaining lease term of two years.

EMPLOYEES

     As of February 27, 1997, the Company had 80 full time employees, of which 24 were engaged in credit and collection activities, 22 were engaged in servicing and general administration activities and 34 were engaged in marketing activities. Upon consummation of the Heritage Acquisition, the Company expects to add 45 employees, of which 10 will be engaged in credit and collection activities, 17 will be engaged in servicing and general administration activities and 18 will be engaged in marketing activities. Management believes that its relationship with its employees is good. No employees of the Company are members of a collective bargaining unit.

LEGAL PROCEEDINGS

     From time to time, the Company and its subsidiaries are parties to various claims, lawsuits and administrative proceedings arising in the ordinary course of business. Although the outcome of these lawsuits cannot be predicted with certainty, the Company does not expect such matters to have a material adverse effect on the financial condition or results of operations of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the name, age and position with the Company of each of the directors and executive officers of the Company:

              NAME                AGE                          POSITION
              ----                ---                          --------
     Thomas J. Depping(1).......        Chairman of the Board, President and Chief Executive
                                  38    Officer
     Richard J. Campo(2)(3).....  42    Director
     Norman J. Metcalfe(2)(3)...  54    Director
     David C. Shindeldecker.....  48    Director
     David L. Solomon(1)........  43    Director
     Oren M. Hall(4)............  60    Executive Vice President
     Sandy B. Ho................  37    Executive Vice President and Chief Financial Officer
     Robert H. Quinn, Jr........  42    Executive Vice President and Chief Credit Officer
     Craig M. Spencer...........  35    Senior Vice President and Chief Accounting Officer

---------------

(1) Member of Compensation Committee.

(2) Member of Audit and Stock Option Committees.

(3) To be elected following completion of the Offering.

(4) To be named an Executive Vice President following closing of the Heritage Acquisition.

     Set forth below is a brief description of the business experience of the executive officers and directors of the Company.

     Thomas J. Depping has served as Chairman of the Board, President and Chief Executive Officer of the Company since its inception in June 1994. Mr. Depping has over 15 years of experience in the equipment leasing industry, including 11 years with SunAmerica Financial Resources and its predecessor company. From 1991 to May 1994, Mr. Depping served as President of SunAmerica Financial Resources, the equipment leasing and financial division of SunAmerica, Inc. Mr. Depping is a licensed Certified Public Accountant in the State of Texas.

     Richard J. Campo will become a director of the Company upon completion of the Offering. Mr. Campo has been Chairman of the Board and Chief Executive Officer of Camden Property Trust, a self-administered, self-managed real estate investment trust based in Houston, Texas, since May 1993. From 1986 to May 1993, Mr. Campo was Chairman of the Board and Chief Executive Officer of Centeq Holdings, Inc., a predecessor company of Camden Property Trust. Mr. Campo has over 20 years of experience in the real estate industry.

     Norman J. Metcalfe will become a director of the Company upon completion of the Offering. Mr. Metcalfe is the managing director of a private investment and consulting firm. From February 1993 to December 1996, Mr. Metcalfe served as Vice Chairman and Chief Financial Officer for The Irvine Company. From 1989 to 1992, Mr. Metcalfe served as President of SunAmerica Investments as well as Chief Investment Officer for SunAmerica Investments' $10 billion insurance investment portfolio. In the past, Mr. Metcalfe has served on the Board of Directors of SunAmerica, Inc., Kaufman and Broad Home Corporation and Irvine Apartment Communities.

     David C. Shindeldecker has been a director of the Company since June 1994. Mr. Shindeldecker has been Chairman and Chief Executive Officer of Northwest Bancorporation Inc. since June 1988. He was Chief Executive Officer of Northwest Bank, N.A., a subsidiary of Northwest Bancorporation Inc., from 1988 to 1993, and currently serves on the Board of Directors of Northwest Bank, N.A. In addition, he currently serves as President and Co-Chief Executive Officer of Redstone, Inc., general partner of Redstone, and has served as an executive officer and director of Redstone, Inc. since 1994. Redstone is an investment company with investments and operations, either directly or through various affiliates, in hotels, restaurants and real estate.

Redstone and Northwest Bancorporation Inc. are affiliates of each other. Mr. Shindeldecker has also served as an executive officer and director of numerous entities that are affiliated with Redstone and/or its predecessor entities since 1989.

     David L. Solomon has been a director of the Company since June 1994. Mr. Solomon has served as Chairman and Co-Chief Executive Officer of Redstone, Inc., general partner of Redstone, since 1996. Mr. Solomon has also served as an executive officer and director of numerous entities that are affiliated with Redstone and/or its predecessor entities since 1989. Mr. Solomon serves on the Board of Directors of Northwest Bank, N.A. and L.B. Simmons Energy, Inc. Mr. Solomon also has served on the Board of Directors of TeleServe, Inc., an affiliate of Camden Property Trust, since 1995. Mr. Solomon has been a Senior Vice President with PaineWebber since August 1994. From May 1985 to August 1994, Mr. Solomon was a Senior Vice President of Kidder, Peabody & Co.

     Oren M. Hall was the founder of Heritage and has been its sole shareholder and President since 1986. The Company and Mr. Hall are currently parties to a definitive agreement that contemplates the acquisition by the Company of Heritage through a merger transaction, effective as of the date of closing of the Offering. Upon such closing, Mr. Hall will become an Executive Vice President of the Company. In such capacity, it is expected that Mr. Hall will be responsible for the overall management of the Company's acquisition and origination of leases. Mr. Hall has 23 years of experience in the leasing industry. Mr. Hall was President of the United Association of Equipment Lessors during 1996.

     Sandy B. Ho has served as Executive Vice President and Chief Financial Officer of the Company since January 1995. Ms. Ho has over 15 years of experience in the equipment leasing and financial services industries, including 10 years with SunAmerica Financial Resources and its predecessor company. From 1991 through 1994, Ms. Ho served as Vice President of SunAmerica Financial Resources and Managing Director of SunAmerica Corporate Finance. Ms. Ho is a licensed Certified Public Accountant in the State of Texas.

     Robert H. Quinn, Jr. has served as Executive Vice President and Chief Credit Officer of the Company since August 1994. Mr. Quinn has over 23 years of experience in the commercial banking and lease finance industries. From December 1992 through July 1994, Mr. Quinn managed the private label division of AT&T Capital. In such capacity, Mr. Quinn was directly responsible for generating new private label transactions for AT&T Capital and managing its sales force, credit, documentation and funding, as well as portfolio quality. Prior to his employment at AT&T, Mr. Quinn was employed by Bank of New England for 18 years, most recently as a senior credit officer.

     Craig M. Spencer has served as Senior Vice President and Chief Accounting Officer of the Company since November 1996. From 1984 until 1996, Mr. Spencer was employed by Arthur Andersen LLP as a senior manager specializing in financial services companies and asset securitization transactions. Immediately prior to joining the Company, Mr. Spencer was a Director of Portfolio Management with Enron Capital & Trade Resources, Inc. Mr. Spencer is a licensed Certified Public Accountant in the State of Texas.

ELECTION OF DIRECTORS

     Upon completion of the Offering, the Company's Board of Directors will be divided into three classes and the directors will be appointed to the following classes: Mr. Campo and Mr. Shindeldecker will be Class I directors with their terms of office expiring on the date of the Company's annual meeting of stockholders in 1998; Mr. Metcalfe will be a Class II director with a term of office expiring on the date of the Company's annual meeting of stockholders in 1999; and Mr. Depping and Mr. Solomon will be Class III directors with their terms of office expiring on the date of the Company's annual meeting of stockholders in 2000.

     Messrs. Depping, Solomon and Shindeldecker were elected to the Company's Board of Directors pursuant to the terms of a Stockholders Agreement dated as of June 3, 1994 (the "Stockholders Agreement"). The Stockholders Agreement will be terminated prior to completion of the Offering.

EXECUTIVE COMPENSATION

     The following Summary Compensation Table sets forth certain information concerning the compensation payable by the Company to its Chief Executive Officer and its other most highly compensated executive officers for the year ended December 31, 1996.

                           SUMMARY COMPENSATION TABLE

                                                              ANNUAL COMPENSATION
                                                              --------------------
                NAME AND PRINCIPAL POSITION                    SALARY      BONUS
                ---------------------------                   --------    --------
Thomas J. Depping...........................................  $200,000    $100,000
  President and Chief Executive Officer
Sandy B. Ho.................................................  $131,250    $110,000
  Executive Vice President and Chief Financial Officer
Robert H. Quinn, Jr.........................................  $145,417    $120,000
  Executive Vice President and Chief Credit Officer

EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement with Thomas J. Depping effective as of completion of the Offering. Mr. Depping's employment agreement has an initial term of three years with an evergreen three year extension continuing after the initial term unless either the Company or the employee gives 90 days' notice of termination. Pursuant to his employment agreement, Mr. Depping will be entitled to receive an annual salary of not less than $250,000. In addition, if the agreement is terminated without cause by the Company, or with cause (including certain changes in control of the Company) by Mr. Depping, the Company is obligated to pay Mr. Depping a termination fee equal to three times the amount of Mr. Depping's then current annual rate of total compensation. In addition, the agreement contains a covenant prohibiting Mr. Depping from competing with the Company for a period of one year following termination of his employment with the Company. The agreement also provides for customary benefits and perquisites.

     The Company has entered into separate employment agreements with each of Sandy B. Ho and Robert H. Quinn effective as of completion of the Offering. The employment agreements have an initial term of three years. Pursuant to these agreements, Ms. Ho and Mr. Quinn will each be entitled to receive an annual salary of not less than $160,000. In addition, these agreements contain a covenant prohibiting the employee from competing with the Company for a period of one year following termination of his or her employment with the Company. The agreements with Ms. Ho and Mr. Quinn also will provide for customary benefits and perquisites.

     In connection with the closing of the Heritage Acquisition, the Company will enter into an employment agreement with Oren M. Hall, whereby Mr. Hall will be employed as an Executive Vice President of the Company. Mr. Hall's employment agreement will have a term of three years and will provide that Mr. Hall will have an annual salary of not less than $195,000. The agreement will contain a provision which requires the Company to pay Mr. Hall at least 12 months of base salary if the agreement is terminated without cause by the Company or with cause by Mr. Hall. In addition, the agreement will contain a covenant prohibiting Mr. Hall from competing with the Company for a period of one year following termination of his employment with the Company. The agreement also will provide for customary benefits and perquisites.

COMPENSATION OF DIRECTORS

     Following the Offering, it is anticipated that each outside director of the Company who is not an officer or employee of the Company or any of its subsidiaries or affiliated with Redstone will have the option to receive, as of the date of each annual meeting of stockholders of the Company, a cash retainer of $25,000 or a number of shares of Common Stock of the Company valued at $25,000 (based on the closing price of the Common

Stock on the date of the annual meeting of stockholders). In addition, all directors of the Company will be reimbursed for expenses incurred in attending meetings of the Board of Directors and committees thereof.

STOCK OPTION PLAN

     1997 Stock Option Plan. The Company has adopted the 1997 Stock Option Plan (the "1997 Stock Option Plan") to align the interests of the directors, executives, consultants, and employees of the Company with those of its stockholders. 1,800,000 shares of Common Stock have been reserved for issuance pursuant to the 1997 Stock Option Plan. The 1997 Stock Option Plan is administered by the Stock Option Committee of the Board of Directors. Under the 1997 Stock Option Plan, the Company may grant both incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and options that are not qualified as incentive stock options ("non-qualified stock options"). Non-qualified stock options may be granted to directors, executives, consultants and employees of the Company and its subsidiaries. The exercise price of non-qualified stock options will be determined by the Board of Directors or a committee thereof and will not be less than the fair market value of the Common Stock on the date the option is granted. Incentive stock options may be granted only to individuals who are employees of the Company or a subsidiary on the date of grant. The exercise price of incentive stock options will be determined by the Board of Directors or a committee thereof and will not be less than the fair market value of the Common Stock on the date the incentive stock option is granted. Subject to the terms of the 1997 Stock Option Plan, the Board of Directors or a committee thereof is authorized to select the recipients of options from among those eligible and to establish the exercise price and the number of shares that may be issued under each option. The maximum number of shares of Common Stock that may be subject to options granted to any one individual under the 1997 Stock Option Plan during any calendar year may not exceed 500,000 shares. Under the terms of the 1997 Stock Option Plan, the exercise price of an option may be paid in cash, in shares of Common Stock (valued at fair market value on the date of exercise) or by a combination of such means of payment, as may be determined by the Board of Directors or a committee thereof.

     The 1997 Stock Option Plan provides that the total number of shares covered by such plan, the maximum number of shares which may be the subject of options awarded to any one individual in a calendar year, the number of shares covered by each option, and the exercise price per share under each option will be proportionately adjusted in the event of a stock split, reverse stock split, stock dividend, or similar capital adjustment effected without receipt of consideration by the Company.

     Concurrently with the Offering, each of the following individuals will be awarded a non-qualified stock option under the 1997 Stock Option Plan for the number of shares of Common Stock indicated: David L. Solomon, Director, 137,826 shares; David C. Shindeldecker, Director, 137,826 shares; Thomas J. Depping, President, Chief Executive Officer and Chairman of the Board of Directors, 367,536 shares; Robert H. Quinn, Jr., Executive Vice President, 128,941 shares; Sandy B. Ho, Executive Vice President, 128,941 shares; and 109,692 shares to other officers of the Company. Each option will (i) have an exercise price per share equal to the initial public offering price of the Common Stock, (ii) vest over a period of five years at the rate of 20% per year beginning on the first anniversary of the date of grant, and (iii) have a term of ten years. All of such options also will become fully vested in the event that the optionee's employment with the Company terminates by reason of death or upon the occurrence of a "Corporate Change" while the optionee is employed by the Company or one of its subsidiaries. The 1997 Stock Option Plan provides that a Corporate Change occurs (i) if the Company is dissolved and liquidated, (ii) if the Company is not the surviving entity in any merger, consolidation, or reorganization (or survives only as a subsidiary of another entity), (iii) if the Company sells, leases or exchanges, or agrees to sell, lease, or exchange, all or substantially all of its assets, (iv) if any person, entity or group acquires or gains ownership or control of more than 50% of the outstanding shares of the Company's voting stock (based upon voting power), or (v) if, after a contested election of directors, the persons who were directors before such election cease to constitute a majority of the Board of Directors.

                              CERTAIN TRANSACTIONS

     The Stockholders Agreement contains provisions for voting of shares, election of directors, restrictions on transfer of shares and certain demand and piggyback registration rights. All of the existing members of the Company's Board of Directors were elected pursuant to the terms of the Stockholders Agreement. The Stockholders Agreement will be terminated prior to completion of the Offering. The Company and the holders of 100% of the Common Stock outstanding prior to the Offering will enter into a Registration Rights Agreement (the "Registration Rights Agreement") prior to completion of the Offering. The Registration Rights Agreement will provide each of Redstone and its affiliates and Thomas J. Depping, after the Offering, with the right on two occasions to require the Company to register all or part of their registrable shares under the Securities Act, provided that at least 400,000 shares of Common Stock will be registered in such offering, and the Company will be required to use its diligent good faith efforts to effect such registration, subject to certain conditions and limitations. The Registration Rights Agreement also will provide all the parties to the Registration Rights Agreement with piggyback registration rights on any underwritten offering by the Company of any of its securities, either for its own account or the account of a selling stockholder, except for certain types of registrations, and with piggyback registration rights on a registration pursuant to the demand rights described in the previous sentence. The Company will bear the expenses of all registrations under the Registration Rights Agreement other than the underwriting discounts and commissions. The parties to the Registration Rights Agreement have waived their rights to include their shares in the Offering.

     Redstone and the Company are parties to a Loan Agreement dated June 8, 1994 pursuant to which Redstone loaned to the Company $9.0 million on a subordinated basis. David L. Solomon, Chairman and Co-Chief Executive Officer of Redstone, Inc., general partner of Redstone, is a director of the Company and its largest beneficial stockholder. David C. Shindeldecker, President and Co-Chief Executive Officer of Redstone, Inc., is a director of the Company and one of its largest beneficial stockholders. The Subordinated Note bears interest at a rate of 11.00% per annum. Interest on the Subordinated Note is payable monthly and such note matures on June 6, 2004.

     The Company expects to use a portion of the proceeds of the Offering to repay the outstanding balance under the Subordinated Note. Upon completion of the Offering, the Company will enter into a new $5.0 million subordinated revolving credit facility with Redstone. Advances under the subordinated revolving credit facility will bear interest at 11.00% per annum and the commitment level thereunder will decrease by $1.0 million per year.

     The Company and an affiliate of Redstone (the "Affiliate") are parties to an agreement dated December 20, 1996 whereby the Affiliate may introduce potential lease customers or vendors of equipment to the Company. Pursuant to this agreement, the Company will pay a referral fee to the Affiliate equal to 5.0% of the total equipment cost funded for each lease the Company enters into with a customer referred to it by the Affiliate, which fee is consistent with referral fees paid by the Company to other referral sources.

     In June 1994, the Company entered into a two-year consulting agreement with Roy H. Trice, Jr., one of the Company's stockholders, which terminated in June 1996. Pursuant to this agreement, Mr. Trice provided the Company with certain consulting services and received an annual fee of $75,000 plus expenses. In May 1996, the Company acquired 628,426 shares of Common Stock from Mr. Trice for $360,000.

     In connection with the acquisition of GIC, irrevocable standby letters of credit were issued by a financial institution in favor of Eric Barash and Daniel Dengate in the amounts of $2,244,000 and $396,000, respectively. In connection with the acquisition of CCL, an irrevocable standby letter of credit was issued by a financial institution in favor of Valerie Hayes in the amount of $2,500,000. See "Business -- Recent and Pending Acquisitions." Such letters of credit are guaranteed by Redstone and can be drawn upon if certain events occur, including the failure of the Company to pay dividends when due on the Preferred Stock, the failure of the Company to redeem the Preferred Stock when required or the occurrence of a liquidation, dissolution or winding up of the Company. The Company has agreed to reimburse Redstone for any amounts required to be paid by Redstone pursuant to its guarantee of the letters of credit.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information as of February 27, 1997, and as adjusted to reflect the sale of the Common Stock offered hereby, with respect to the beneficial ownership of Common Stock of each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, each director and executive officer of the Company and all directors and executive officers of the Company as a group. Each person named has sole voting and investment power with respect to the shares indicated, except as otherwise stated in the notes to the table.

                                                                               PERCENT OF COMMON
                                                                                  STOCK OWNED
                                                                              --------------------
                                                               SHARES OF       BEFORE      AFTER
                                                              COMMON STOCK    OFFERING    OFFERING
                                                              ------------    --------    --------
Thomas J. Depping...........................................   1,795,801       31.5%       22.1%
Redstone Group, Ltd.(1).....................................   1,823,151       32.0%       22.4%
David C. Shindeldecker(2)...................................   1,970,518       34.6%       24.2%
David L. Solomon(2).........................................   2,735,000       48.0%       33.6%
Roy H. Trice, Jr............................................     283,423        5.0%        3.5%
Sandy B. Ho.................................................     235,790        4.1%        2.9%
Robert H. Quinn, Jr.........................................     235,790        4.1%        2.9%
Craig M. Spencer............................................          --          --          --
Richard J. Campo(3).........................................          --          --          --
Norman J. Metcalfe(3).......................................          --          --          --
All directors and executive officers as a group (8
  persons)..................................................   5,149,748       90.4%       63.3%

---------------

(1) Redstone is a Texas limited partnership, of which Redstone, Inc. is the general partner.

(2) Includes 1,823,151 shares which are owned of record by Redstone. Messrs. Shindeldecker and Solomon are Co-Chief Executive Officers of Redstone, Inc., the general partner of Redstone.

(3) To be elected following completion of the Offering.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 25,000,000 shares of common stock, par value $.01 per share ("Common Stock"), and 1,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock").

COMMON STOCK

     As of February 27, 1997, 5,696,310 shares of Common Stock were outstanding and held of record by ten persons. Upon completion of the Offering, 8,140,754 shares of Common Stock will be outstanding, excluding 918,878 shares of Common Stock issuable upon exercise of options to be granted under the 1997 Stock Option Plan concurrently with the Offering and 198,397 shares of Common Stock issuable upon exercise of the Warrants.

     The holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of holders of Common Stock. The Common Stock does not have cumulative voting rights, which means that the holders of a majority of the voting power of shares of Common Stock outstanding are able to elect all the directors and the holders of the remaining shares are not able to elect any directors. Each share of Common Stock is entitled to participate equally in dividends, if, as and when declared by the Company's Board of Directors, and in the distribution of assets in the event of liquidation, subject in all cases to any prior rights of outstanding shares of Preferred Stock. The Company has never paid cash dividends on its Common Stock. The shares of Common Stock have no preemptive rights, redemption rights, or sinking fund provisions. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby upon issuance and sale will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Company is authorized to issue 1,000,000 shares of Preferred Stock. The Company's Board of Directors may establish, without stockholder approval, one or more classes or series of Preferred Stock having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, and limitations that the Board of Directors may designate. The Company believes that this power to issue Preferred Stock will provide flexibility in connection with possible corporate transactions. The issuance of Preferred Stock, however, could adversely affect the voting power of holders of Common Stock and restrict their rights to receive payments upon liquidation of the Company. It could also have the effect of delaying, deferring or preventing a change in control of the Company. As of February 27, 1997, the Company's outstanding Preferred Stock consisted of 56,718 shares of Series A Preferred Stock and 43,691 shares of Series B Preferred Stock.

SERIES A PREFERRED STOCK

     As of February 27, 1997, the Company had issued and outstanding 56,718 shares of Series A Preferred Stock. These shares will remain outstanding after the Offering. The following description is a summary of the Certificate of Designation for the Series A Preferred Stock, and is qualified in its entirety by reference to that document.

     Dividends. The Series A Preferred Stock ranks, with respect to dividend rights and distribution of assets on liquidation, senior and prior to the Common Stock, on parity with the Series B Preferred Stock and junior to, or on parity with, as the case may be, any other stock of the Company designated as senior to, or on parity with, as the case may be, Series A Preferred Stock. Holders of Series A Preferred Stock are entitled to receive non-cumulative annual cash dividends of $1.86 per share payable annually when declared by the Board of Directors. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock then outstanding will be entitled to receive an amount of cash per share equal to $46.54607 before any distribution is made on the Common Stock. As long as any shares of Series A Preferred Stock are outstanding, the Company may not pay, declare or set apart a dividend or distribution on the Common Stock (other than stock dividends or distributions payable in Common Stock).

     Redemption. The Series A Preferred Stock is mandatorily redeemable by the Company on December 31, 2001 (subject to conversion rights at any time on or prior to November 30, 2001) at a redemption price of $46.54607 per share.

     Conversion. The Series A Preferred Stock is convertible, at the option of the holder thereof, at any time into Common Stock at a conversion rate of 5.47 shares of Common Stock for each share of Series A Preferred Stock, subject to adjustment for stock dividends, stock splits and combinations.

     Voting Rights. The shares of Series A Preferred Stock have general voting rights on all issues submitted to the stockholders. Each share of Series A Preferred Stock entitles the holder thereof to such number of votes per share as shall equal the number of shares of Common Stock into which such shares of Series A Preferred Stock are convertible.

     Registration Rights. Until the earlier of December 31, 2001 or, as to any holder of Series A Preferred Stock, (a) the date such holder owns less than the equivalent of 5,000 shares of fully diluted Common Stock, or (b) the date on which such holder is able to dispose of all shares of Common Stock issuable upon conversion of the Series A Preferred Stock under Rule 144, the holders of Series A Preferred Stock have piggyback registration rights with respect to any offering by the Company or a stockholder of the Company of Common Stock to the public for cash except for (i) offerings of shares issuable by the Company upon the exercise of employee or director stock options, or (ii) offerings of shares issued in mergers wherein the Company is the surviving corporation. The Company is required to give holders of Series A Preferred Stock at least 30 days prior written notice of the filing of any registration statement, specifying the estimated price range of the offering covered thereby. The holders of the Series A Preferred Stock have waived their registration rights with respect to the Offering.

SERIES B PREFERRED STOCK

     As of February 27, 1997, the Company had issued and outstanding 43,691 shares of Series B Preferred Stock. These shares will remain outstanding after the Offering. The following description is a summary of the Certificate of Designation for the Series B Convertible Preferred Stock, and is qualified in its entirety by reference to that document.

     Dividends. The Series B Preferred Stock ranks, with respect to dividend rights and distribution of assets on liquidation, senior and prior to the Common Stock, on parity with the Series A Preferred Stock and junior to, or on parity with, as the case may be, any other stock of the Company designated as senior to, or on parity with, as the case may be, the Series B Preferred Stock. Holders of Series B Preferred Stock are entitled to receive cumulative annual cash dividends ranging from $1.14 to $2.29 per share, depending upon the number of shares of Series B Preferred Stock which have then been released from escrow pursuant to an escrow agreement between the Company and Valerie A. Hayes (the "Escrow"). 21,845 shares of the Series B Preferred Stock issued to Valerie A. Hayes are held pursuant to the Escrow and will be released therefrom pursuant to certain earnout provisions contained in the Escrow Agreement. The earnout covers an aggregate period of approximately 39 months (with the first earnings period being approximately 15 months and the two succeeding earnings periods being 12 months each) and provides that approximately 7,281 shares of such Series B Preferred Stock are to be released from the Escrow per earnings period if the Corporate Capital Leasing division of the Company meets or exceeds an income amount determined pursuant to a formula. If the Corporate Capital Leasing division of the Company does not meet or exceed the required income amount in any earnings period, then approximately 7,281 shares of such Series B Preferred Stock are required to be cancelled. As of February 27, 1997, no shares of Series B Preferred Stock had been released from the Escrow and the dividend rate in effect for the Series B Preferred Stock was $1.14. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, except a Redemption Acceleration Event (as defined below), the holders of Series B Preferred Stock then outstanding will be entitled to receive an amount of cash per share ranging from $28.61 to $57.22, depending upon the number of shares of Series B Preferred Stock which have then been released from the Escrow, before any distribution is made on the Common Stock. As of February 27, 1997, the dissolution rate in effect for the Series B Preferred Stock was $28.61. As long as dividends on the Series B Preferred Stock are in arrears or the Company shall be obligated to, and shall have failed to redeem, any shares of Series B Preferred Stock which are mandatorily redeemable or optionally redeemable following a Redemption Acceleration Event, the Company may not pay or declare a dividend on the Common Stock (other than distributions payable in Common Stock).

     Redemption. The Series B Preferred Stock is mandatorily redeemable by the Company on December 31, 2001 (subject to conversion rights at any time on or prior to November 30, 2001) at a redemption price ranging from $28.61 to $57.22 per share, depending upon the number of shares of Series B Preferred Stock which have then been released from the Escrow (the "Redemption Price"). As of February 27, 1997, the Redemption Price in effect for the Series B Preferred Stock was $28.61. In addition, if the Company files for bankruptcy, a bankruptcy petition is filed against the Company, the Company institutes insolvency proceedings, fails to renew or extend the Letter of Credit described in the Agreement and Plan of Reorganization dated as of October 15, 1996 between Valerie A. Hayes, CCL, the Company and First Sierra Pennsylvania, Inc. (the "Reorganization Agreement"), or fails to pay any dividends on the Series B Preferred Stock when required pursuant to the Reorganization Agreement (each, a "Redemption Acceleration Event"), then each holder of Series B Preferred Stock may, at such holder's option, require the Company to redeem all of the shares of Series B Preferred Stock held by such holder at the Redemption Price then in effect.

     Conversion. The Series B Preferred Stock is convertible at any time, at the option of the holder thereof, into Common Stock at a conversion rate of 5.47 shares of Common Stock for each share of Series B Preferred Stock. In addition, shares of Series B Preferred Stock will be automatically converted by the Company into shares of Common Stock at a conversion rate of 5.47 shares of Common Stock for each share of Series B Preferred Stock if the Common Stock trades at or above $12.33 per share (subject to adjustment for stock dividends, subdivisions or split-ups, and reverse stock splits) for twenty consecutive trading days and there is then in effect a registration statement and prospectus covering the resale of the shares of Common Stock into which such shares of Series B Preferred Stock are convertible.

     Voting Rights. The shares of Series B Preferred Stock have general voting rights on all issues submitted to stockholders. Each share of Series B Preferred Stock entitles the holder thereof to such number of votes per share as shall equal the number of shares of Common Stock into which such shares of Series B Preferred Stock are convertible.

     Registration Rights. Unless waived by written consent, the holders of Series B Preferred Stock have piggyback registration rights on any offering by the Company or by a stockholder of the Company of Common Stock to the public for cash except for (i) offerings of shares issuable by the Company upon the exercise of employee or director stock options, or (ii) offerings of shares issued in mergers wherein the Company is the surviving corporation. The Company is required to give holders of Series B Preferred Stock at least 15 days prior written notice of the filing of a registration statement, specifying the estimated price range of the offering covered thereby. The holders of the Series B Preferred Stock have waived their piggyback registration rights with respect to the Offering. In addition, during the period beginning on the 12-month anniversary of the completion of the Offering and ending 48 months thereafter, the holders of Series B Preferred Stock can demand, on one occasion, registration of the shares of Common Stock which are issuable upon conversion of their shares of Series B Preferred Stock, provided that the number of shares proposed to be sold shall be at least equal to 25% of the aggregate number of shares of Common Stock issuable upon conversion of all of the then outstanding shares of Series B Preferred Stock. If a demand is made pursuant to the previous sentence, then the Company is required to prepare and file a continuous or "shelf" registration statement pursuant to Rule 415 under the Securities Act respecting the sale from time to time of all of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock then outstanding.

WARRANTS

     In connection with the First Union Credit Facility, First Union National Bank of North Carolina was granted warrants (the "Warrants") to purchase 198,397 shares of the Company's Common Stock at an exercise price of $.0018 per share. The Warrants are currently exercisable and have an expiration date of May 8, 2005. To date, none of the Warrants have been exercised. Pursuant to the warrant agreement, holders of a majority of the shares of Common Stock to be acquired upon exercise of the Warrants have the right on one occasion to demand registration of their registrable securities as well as certain piggyback registration rights. Such registration rights terminate to the extent such holders are able to sell the shares of Common Stock issuable upon exercise of the Warrants under Rule 144(k) (or any successor provision). The holder of the Warrants has waived its registration rights with respect to the registration statement filed by the Company with respect to the Offering.

     The Company has the option to purchase the Warrants at Fair Market Value (as defined in the Warrant Agreement) upon the occurrence of certain events, including an event of default under the First Union Credit Facility or May 8, 2001.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company for three years following the date that person becomes an interested stockholder unless (a) before that person became an interested stockholder, the Company's Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (b) upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the Company's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

     Under Section 203, these restrictions do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

     Upon completion of the Offering, the Company's Board of Directors will be divided into three classes. The directors of each class will be elected for three-year terms, with the terms of the three classes staggered so that directors from a single class are elected at each annual meeting of stockholders. Stockholders may remove a director only for cause upon the vote of at least 80% of the then outstanding shares of capital stock entitled to vote upon the election of directors ("Voting Stock"). In general, the Board of Directors, not the stockholders, has the right to appoint persons to fill vacancies on the Board of Directors.

     The Charter provides that special meetings of holders of Common Stock may be called only by the Company's Board of Directors and that only business proposed by the Board of Directors may be considered at special meetings of holders of Common Stock.

     The Charter provides that the only business (including election of directors) that may be considered at an annual meeting of holders of Common Stock, in addition to business proposed (or persons nominated to be directors) by the directors of the Company, is business proposed (or persons nominated to be directors) by holders of Common Stock who comply with the notice and disclosure requirements set forth in the Charter. In general, the Charter requires that a stockholder give the Company notice of proposed business or nominations no later than 60 days before the annual meeting of holders of Common Stock (meaning the date on which the meeting is first scheduled and not postponements or adjournments thereof) or (if later) ten days after the first public notice of the annual meeting is sent to holders of Common Stock. In general, the notice must also contain information about the stockholder proposing the business or nomination, the stockholder's interest in the business, and (with respect to nominations for director) information about the nominee of the nature ordinarily required to be disclosed in public proxy statements. The stockholder also must submit a notarized letter from each of the stockholder's nominees stating the nominee's acceptance of the nomination and indicating the nominee's intention to serve as director if elected.

     The Charter provides that the affirmative vote of at least two-thirds of the Voting Stock shall be required to approve any of the following proposed transactions: (i) a merger or consolidation in which the Company shall not be the surviving entity or shall survive only as a subsidiary of an entity; (ii) a sale, lease or exchange or an agreement to sell, lease or exchange all or substantially all of the assets of the Company to any other person or entity; or
(iii) the dissolution or liquidation of the Company.

     The Charter authorizes the Board of Directors, without any action by the stockholders of the Company, to issue up to 1,000,000 shares of Preferred Stock, in one or more series and to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and in liquidation and the conversion and other rights of each such series. Because the terms of the preferred stock may be fixed by the Board of Directors without stockholder action, the preferred stock could be issued quickly with terms designed to make more difficult a proposed takeover of the Company or the removal of its management, thus affecting the market price of the Common Stock and preventing stockholders from obtaining any premium offered by the potential buyer. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders.

     The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the corporation's certificate of incorporation or bylaws requires a greater percentage. The Charter provides that approval by the holders of at least 80% of the Voting Stock is required to amend the provisions of the Charter previously discussed and certain other provisions.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is           .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 8,140,754 shares of Common Stock outstanding. The 2,000,000 shares of Common Stock offered hereby will be freely tradeable without restriction or further registration under the Securities Act, except for shares sold by persons deemed to be "affiliates" of the Company or acting as "underwriters," as those terms are defined in the Securities Act. Following the expiration of the lock-up period described below, all of the remaining outstanding shares of Common Stock and the shares of Common Stock issuable upon conversion of the Preferred Stock will be freely tradeable subject to the restrictions on resale imposed upon "affiliates" by Rule 144 under the Securities Act.

     In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned, for at least two years, shares of Common Stock that have not been registered under the Securities Act or that were acquired from an "affiliate" of the Company is entitled to sell within any three-month period the number of shares of Common Stock which does not exceed the greater of one percent of the number of then outstanding shares or the average weekly reported trading volume during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain notice requirements and to the availability of current public information about the Company and must be made in unsolicited brokers' transactions or to a market maker. A person (or persons whose shares are aggregated) who was not an "affiliate" of the Company under the Securities Act during the three months preceding a sale and who has beneficially owned such shares for at least three years is entitled to sell such shares under Rule 144 without regard to the volume, notice, information and manner of sale provisions of such Rule. On February 18, 1996, the Commission approved amendments to Rule 144 that shorten the holding periods for restricted securities. The amendments permit limited resales of restricted securities after a one-year, rather than a two-year, holding period, and allow unlimited resales of restricted securities by non-affiliates after a two-year, rather than a three-year, holding period. The amendments will be effective 60 days after publication in the Federal Register.

     An aggregate of 1,800,000 shares of Common Stock are reserved for issuance to directors, executives, consultants and employees of the Company pursuant to the 1997 Stock Option Plan. The Company intends to file a registration statement on Form S-8 covering the issuance of shares of Common Stock pursuant to the 1997 Stock Option Plan. Accordingly, shares issued pursuant to the 1997 Stock Option Plan will be freely tradeable, except for any shares held by an "affiliate" of the Company.

     Certain holders of the Company's securities have been granted certain demand and "piggy-back" registration rights if the Company proposes to undertake a public offering. Such holders have waived their registration rights in connection with the Offering.

     The Company, its executive officers and directors, and certain stockholders of the Company, have agreed not to sell, offer to sell, contract to sell, pledge or otherwise dispose of or transfer any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for, or any rights to purchase or acquire, Common Stock for a period of 180 days commencing on the date of this Prospectus without the prior written consent of the Representative, other than the issuance of options to purchase Common Stock or shares of Common Stock issuable upon the exercise thereof in connection with the Company's stock option plans, provided that such options shall not vest or such shares shall not be transferable prior to the end of the 180-day period, and the issuance by the Company of capital stock in connection with acquisitions of lease finance companies, provided that such shares shall not be transferable prior to the end of the 180-day period.

     Prior to the Offering, there has been no market for the Common Stock. No predictions can be made of the effect, if any, that market sales of shares of Common Stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of Common Stock could adversely affect the prevailing market price of the Common Stock, as well as impair the ability of the Company to raise capital through the issuance of additional equity securities.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters") through their Representative, have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Friedman, Billings, Ramsey & Co., Inc.......................

                                                              ---------
          Total.............................................  2,000,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of the Common Stock offered hereby if any of such shares of Common Stock are purchased.

     The Company has been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain securities dealers at such price less a concession not in excess of $
per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $          per share to certain other dealers. After
the Offering, the initial public offering price, concession, allowance and reallowance may be changed by the Representative.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 2,000,000 and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,000,000 shares of Common Stock are being offered.

     Prior to the Offering, there has been no public trading market for the Common Stock. The Company has made application for quotation of the Common Stock on the Nasdaq National Market. However, there can be no assurance that an active trading market for the Common Stock will develop after the Offering, or if developed, that such a market will be sustained. See "Risk Factors -- No Prior Market for Common Stock; Possible Volatility of Stock Price."

     The initial public offering price for the Common Stock has been determined by negotiations between the Company and the Representative. Among the factors to be considered in determining the initial public offering price are prevailing market conditions, revenue and earnings of the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, an assessment of the Company's management and the consideration of the above factors in relation to the market valuation of certain publicly traded companies in comparable lines of business.

     The Company, its executive officers and directors, and certain stockholders of the Company, have agreed not to sell, offer to sell, contract to sell, pledge or otherwise dispose of or transfer any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for, or any rights to purchase or acquire, Common Stock for a period of 180 days commencing on the date of this Prospectus without the prior written consent of the Representative, other than the issuance of options to purchase Common Stock or shares of Common Stock issuable upon the exercise thereof in connection with the Company's stock option plans, provided that such options shall not vest or such shares shall not be transferable prior to the end of the 180-day period, and the issuance by the Company of capital stock in connection with acquisitions of lease finance companies, provided that such shares shall not be transferable prior to the end of the 180-day period.

     The Representative has informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company has agreed to indemnify the Underwriters and controlling persons, if any, against certain losses, claims, damages or liabilities, including liabilities under the Securities Act, or will contribute to payments that the Underwriters or any such controlling persons may be required to make in respect thereof .

     The Representative intends to make a market in the Common Stock on completion of the Offering, as permitted by applicable laws and regulations. The Representative, however, is not obligated to make a market in such shares, and any such market making may be discontinued at any time at the sole discretion of the Representative.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters relating to the Common Stock offered hereby will be passed upon for the Underwriters by McDermott, Will & Emery, Chicago, Illinois.

                                    EXPERTS

     The Audited Consolidated Financial Statements of the Company included in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The Audited Consolidated Financial Statements of Heritage Credit Services, Inc. included in this Prospectus and Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

     The Audited Financial Statements of Corporate Capital Leasing Group, Inc. included in this Prospectus and Registration Statement have been audited by MacDade Abbott LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                         INDEX TO FINANCIAL STATEMENTS

FIRST SIERRA FINANCIAL, INC. -- CONSOLIDATED FINANCIAL
  STATEMENTS
  Report of Independent Public Accountants..................    F-2
  Consolidated Balance Sheets as of December 31, 1995 and
     1996...................................................    F-3
  Consolidated Statements of Operations for the Period from
     Inception (June 3, 1994) through December 31, 1994 and
     for the Years Ended December 31, 1995 and 1996.........    F-4
  Consolidated Statements of Stockholders' Equity for the
     Period from Inception (June 3, 1994) through December
     31, 1994 and for the Years Ended December 31, 1995 and
     1996...................................................    F-5
  Consolidated Statements of Cash Flows for the Period from
     Inception (June 3, 1994) through December 31, 1994 and
     for the Years Ended December 31, 1995 and 1996.........    F-6
  Notes to Consolidated Financial Statements................    F-7
FIRST SIERRA FINANCIAL, INC. -- UNAUDITED PRO FORMA
  CONSOLIDATED FINANCIAL STATEMENTS
  Unaudited Pro Forma Consolidated Balance Sheet as of
     December 31, 1996......................................   F-24
  Unaudited Pro Forma Consolidated Statement of Operations
     for the Year Ended
     December 31, 1996......................................   F-25
  Notes to Unaudited Pro Forma Consolidated Financial
     Statements.............................................   F-26
CORPORATE CAPITAL LEASING GROUP, INC. -- FINANCIAL
  STATEMENTS
  Report of Independent Public Accountants..................   F-29
  Balance Sheets as of December 31, 1995 and October 31,
     1996...................................................   F-30
  Statements of Income for the Ten Months Ended December 31,
     1995 and the Year Ended October 31, 1996...............   F-31
  Statements of Stockholder's Equity for the Ten Months
     Ended December 31, 1995 and the Year Ended October 31,
     1996...................................................   F-32
  Statements of Cash Flows for the Ten Months Ended December
     31, 1995 and the Year Ended October 31, 1996...........   F-33
  Notes to Financial Statements.............................   F-34
HERITAGE CREDIT SERVICES, INC. -- FINANCIAL STATEMENTS
  Report of Independent Certified Public Accountants........   F-38
  Balance Sheets as of September 30, 1995 and 1996 and
     December 31, 1996 (unaudited)..........................   F-39
  Statements of Income and Retained Earnings for the Years
     Ended September 30, 1994, 1995 and 1996 and the Three
     Months Ended December 31, 1995 and 1996 (unaudited)....   F-40
  Statements of Cash Flows for the Years Ended September 30,
     1994, 1995 and 1996 and the Three Months Ended December
     31, 1995 and 1996 (unaudited)..........................   F-41
  Notes to Financial Statements.............................   F-42

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To First Sierra Financial, Inc.:

     We have audited the accompanying consolidated balance sheets of First Sierra Financial, Inc., and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from inception (June 3, 1994) through December 31, 1994 and for the years ended December 31, 1995 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Sierra Financial, Inc., and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for the period from inception (June 3, 1994) through December 31, 1994, and for the years ended December 31, 1995 and 1996, in conformity with generally accepted accounting principles.

/s/  ARTHUR ANDERSEN LLP

Houston, Texas
February 27, 1997

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                             DECEMBER 31
                                          ------------------
                                           1995       1996
                                          -------    -------
LEASE FINANCING RECEIVABLES, net........  $67,322    $61,270
INVESTMENT IN TRUST CERTIFICATES........       --      9,534
GOODWILL AND OTHER INTANGIBLE ASSETS,
  net...................................       --      3,615
CASH AND CASH EQUIVALENTS...............      876      2,598
FURNITURE AND EQUIPMENT, net............      262      1,049
OTHER ASSETS............................      884      1,276
                                          -------    -------
          Total assets..................  $69,344    $79,342
                                          =======    =======

            LIABILITIES AND STOCKHOLDERS' EQUITY

DEBT:
  Warehouse credit facilities...........  $55,827    $52,380
  Subordinated note payable.............    9,000      9,000
OTHER LIABILITIES:
  Holdback reserve payable..............    1,969      6,523
  Accounts payable and accrued
     liabilities........................    1,238      3,929
  Deferred income taxes.................       --      1,366
                                          -------    -------
          Total liabilities.............   68,034     73,198
                                          -------    -------
COMMITMENTS AND CONTINGENCIES
REDEEMABLE PREFERRED STOCK..............       --      3,890
STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value,
     25,000,000 shares authorized,
     5,470,000 shares and 5,696,310
     shares issued and outstanding,
     respectively.......................       55         57
  Additional paid-in capital............      945        730
  Retained earnings.....................      310      1,467
                                          -------    -------
          Total stockholders' equity....    1,310      2,254
                                          -------    -------
          Total liabilities and
           stockholders' equity.........  $69,344    $79,342
                                          =======    =======

   The accompanying notes are an integral part of these financial statements.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                           PERIOD FROM
                                            INCEPTION
                                          (JUNE 3, 1994)         YEAR ENDED
                                             THROUGH            DECEMBER 31
                                           DECEMBER 31,     --------------------
                                               1994           1995        1996
                                          --------------    --------    --------
INTEREST INCOME.........................        $   181      $3,053      $6,323
GAIN ON SALE OF LEASE FINANCING
  RECEIVABLES...........................             --       3,259       3,456
SERVICING INCOME........................              6         323       1,050
OTHER INCOME............................             --          16         535
                                                -------      ------      ------
          Total revenues................            187       6,651      11,364
                                                -------      ------      ------
INTEREST EXPENSE........................            157       2,616       5,014
SALARIES AND BENEFITS...................            312       1,346       1,987
PROVISION FOR CREDIT LOSSES.............             28         392         537
DEPRECIATION AND AMORTIZATION...........              6         100         286
OTHER GENERAL AND ADMINISTRATIVE........            522         803       1,531
                                                -------      ------      ------
          Total expenses................          1,025       5,257       9,355
                                                -------      ------      ------
INCOME (LOSS) BEFORE PROVISION (BENEFIT)
  FOR INCOME TAXES......................           (838)      1,394       2,009
PROVISION (BENEFIT) FOR INCOME TAXES....           (323)        569         792
                                                -------      ------      ------
NET INCOME (LOSS).......................           (515)        825       1,217
PREFERRED STOCK DIVIDENDS...............             --          --          60
                                                -------      ------      ------
NET INCOME (LOSS) ALLOCATED TO COMMON
  STOCKHOLDERS..........................        $  (515)     $  825      $1,157
                                                =======      ======      ======
NET INCOME (LOSS) PER COMMON AND COMMON
  EQUIVALENT SHARE......................        $ (0.09)     $ 0.14      $ 0.20
                                                =======      ======      ======

   The accompanying notes are an integral part of these financial statements.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                           COMMON STOCK
                                        -------------------    ADDITIONAL    RETAINED         TOTAL
                                         NUMBER                 PAID-IN      (DEFICIT)    STOCKHOLDERS'
                                        OF SHARES    AMOUNT     CAPITAL      EARNINGS        EQUITY
                                        ---------    ------    ----------    ---------    -------------
INITIAL ISSUANCE OF COMMON STOCK, June
  3, 1994.............................  5,470,000     $55         $945         $   --        $1,000
  Net loss............................         --      --           --           (515)         (515)
                                        ---------     ---         ----         ------        ------
BALANCE, December 31, 1994............  5,470,000      55          945           (515)          485
  Net income..........................         --      --           --            825           825
                                        ---------     ---         ----         ------        ------
BALANCE, December 31, 1995............  5,470,000      55          945            310         1,310
  Net income..........................         --      --           --          1,217         1,217
  Issuance of common stock............    854,736       8          139             --           147
  Repurchase and retirement of common
     stock............................   (628,426)     (6)        (354)            --          (360)
  Preferred stock dividends...........         --      --           --            (60)          (60)
                                        ---------     ---         ----         ------        ------
BALANCE, December 31, 1996............  5,696,310     $57         $730         $1,467        $2,254
                                        =========     ===         ====         ======        ======

   The accompanying notes are an integral part of these financial statements.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                          PERIOD FROM
                                                           INCEPTION
                                                            (JUNE 3,
                                                             1994)             YEAR ENDED
                                                            THROUGH            DECEMBER 31
                                                          DECEMBER 31,    ---------------------
                                                              1994          1995         1996
                                                          ------------    ---------    --------
CASH FLOWS FROM OPERATIONS:
  Net income (loss).....................................    $   (515)     $     825    $  1,217
  Reconciliation of net income (loss) to cash provided
     by (used in) operations --
     Depreciation and amortization......................           6            100         286
     Provision for credit losses........................          28            392         537
     Gain on sale of lease financing receivables........          --         (3,259)     (3,456)
     Decrease (increase) in other assets................        (938)           233        (273)
     Increase in accounts payable and accrued
       liabilities......................................         510            728       1,964
     Increase in holdback reserve payable...............         120          1,850       4,554
     Deferred income tax provision (benefit)............        (323)           144         792
     Funding of lease financing receivables.............      (4,520)       (66,390)   (172,740)
     Principal payments received on lease financing
       receivables......................................          --          3,167      13,977
     Proceeds from sales of lease financing receivables,
       net of trust certificates retained...............          --         28,623     159,354
     Purchase of VGC lease portfolio....................     (25,364)            --          --
                                                            --------      ---------    --------
          Net cash provided by (used in) operations.....     (30,996)       (33,587)      6,212
                                                            --------      ---------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to furniture and equipment..................        (136)          (231)       (761)
  Cash used in acquisitions, net of cash acquired.......          --             --         (69)
                                                            --------      ---------    --------
          Net cash used in investing activities.........        (136)          (231)       (830)
                                                            --------      ---------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from (repayments of) warehouse credit
     facilities, net....................................      23,437         32,389      (3,447)
  Proceeds from issuance of subordinated note payable...       9,000             --          --
  Proceeds from initial issuance of common stock........       1,000             --          --
  Proceeds from issuance of common stock................          --             --         147
  Repurchase of common stock............................          --             --        (360)
                                                            --------      ---------    --------
          Net cash provided by (used in) financing
            activities..................................      33,437         32,389      (3,660)
                                                            --------      ---------    --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS....       2,305         (1,429)      1,722
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD........          --          2,305         876
                                                            --------      ---------    --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..............    $  2,305      $     876    $  2,598
                                                            ========      =========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Income taxes paid..................................    $     --      $     357    $     10
                                                            ========      =========    ========
     Interest paid......................................    $     35      $   2,736    $  4,763
                                                            ========      =========    ========

   The accompanying notes are an integral part of these financial statements.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

  Organization

     First Sierra Financial, Inc. ("First Sierra" or the "Company") is a specialized finance company that was formed in June 1994 to acquire and originate, sell and service equipment leases. The underlying leases financed by the Company relate to a wide range of equipment, including computers and peripherals, computer software, medical, dental and diagnostic, telecommunications, office, automotive servicing, hotel security, food services, tree service and industrial, as well as specialty vehicles. The equipment generally has a purchase price of less than $250,000 (with an average of approximately $17,000.) The Company initially funds the acquisition or origination of its leases through its warehouse credit facilities and, upon achieving a sufficient portfolio size, sells such receivables in the public and private markets, principally through its securitization program.

     The Company acquires and originates leases primarily through its Private Label, Broker and Vendor programs. Under the Private Label program, the Company is provided protection from credit losses on defaulted leases through a first lien security interest in the underlying equipment, recourse to the source of the lease (the "Source"), holdback reserves withheld from amounts paid to the Source upon purchase of the lease, or a combination of the above. Leases acquired through the Broker and Vendor programs are originated through relationships with vendors, manufacturers, brokers and dealers of equipment. In addition, the Company has in the past generated, and may in the future generate, gain on sale income through the acquisition of lease portfolios and the subsequent sale of such portfolios at a premium.

  Initial Public Offering

     The Company is in the process of filing a registration statement on Form S-1 with the Securities and Exchange Commission ("SEC") for an initial public offering of its common stock (the "Offering"). Proceeds of the Offering, assuming an issuance price of $9.00 per share and net of underwriters' discounts and commissions and estimated offering expenses, will be approximately $16.0 million. The Company intends to use the proceeds from the Offering to repay all outstanding indebtedness under a $9.0 million subordinated note and a portion of the amounts outstanding under the Company's warehouse facilities and to fund the cash portion of the consideration in a pending acquisition as further described in Note 12.

2. SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include the accounts of First Sierra and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and conform to practices within the equipment leasing industry.

  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Lease Financing Receivables

     The Company records the sum of the future minimum lease payments, unguaranteed residual value and initial direct costs as the gross investment in the lease. The difference between gross investment in the lease

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES and the cost of the lease is defined as "unearned income." Unearned income and initial direct costs incurred in connection with the acquisition or origination of the lease are amortized over the related lease term using the interest method. Amortization of unearned income and initial direct costs is suspended if, in the opinion of management, full payment of the contractual amount due under the lease agreement is doubtful, typically upon a payment becoming 90 days past due, unless such payment is guaranteed pursuant to recourse or holdback provisions of the lease acquisition agreements.

     In conjunction with the acquisition and origination of leases, the Company may retain a residual interest in the underlying equipment upon termination of the lease. The value of such interests is estimated at inception of the lease and evaluated periodically for impairment.

  Gain on Sale of Lease Financing Receivables

     The Company generally sells the leases it acquires or originates through securitization transactions and other structured finance techniques. In a securitization transaction, the Company sells and transfers a pool of leases to a wholly-owned, bankruptcy remote, special purpose subsidiary. This subsidiary in turn simultaneously sells and transfers its interest in the leases to a trust which issues beneficial interests in the leases in the form of senior and subordinated securities. The Company generally retains the right to receive any excess cash flows of the trust (the "Trust Certificate").

     Gain on sale of leases sold through securitization transactions is recorded as the difference between the proceeds received from the sale of senior and subordinated securities, net of related issuance expenses, and the cost basis of the leases allocated to the securities sold. The cost basis of the leases is allocated to the senior and subordinated securities and the Trust Certificate on a relative fair value basis on the date of sale. The fair value of the senior and subordinated securities is based on the price at which such securities are sold through public issuances and private placement transactions, while the fair value of the Trust Certificate is based on the Company's estimate of its fair value using a discounted cash flow approach.

     Gain on portfolio sales of leases is calculated as the difference between the proceeds received, net of related selling expenses, and the carrying amount of the related leases adjusted for ongoing recourse obligations of the Company, if any. At December 31, 1996, the Company has no recourse obligations related to receivables sold through portfolio sales.

  Investment in Trust Certificates

     Trust Certificates are initially recorded based upon the allocated cost basis of the leases sold through securitization transactions as discussed above. The Company's investment in Trust Certificates is amortized over the estimated lives of the underlying leases using the interest method. The cash flows allocable to the Trust Certificate are calculated as the difference between (a) cash flows received from the leases and (b) the sum of (i) interest and principal payable to the holders of the senior and subordinated securities, (ii) trustee fees, (iii) third party credit enhancement fees, (iv) service fees, and
(v) backup service fees. The Company's right to receive this excess cash flow is subject to certain conditions specified in the related trust documents designed to provide additional credit enhancement to holders of the senior and subordinated securities. The Company estimates the expected levels of cash flows to the Trust Certificate taking into consideration estimated prepayments, defaults, recoveries and other factors which may affect the cash flows to the holder of the Trust Certificate. The cash flows ultimately available to the Trust Certificate are largely dependent upon the actual default rates and recoveries experienced on the leases held by the Trust. Increases in default rates above, or reduction in recoveries below, the Company's estimates could materially reduce the cash flows available to the Trust Certificate. To the extent events occur which cause actual Trust Certificate cash flows to be materially below those originally estimated, the Company would be required to reduce the carrying amount of its Trust Certificates and record a charge to earnings. Such charge would be recorded in the period in which the event occurred or became known to management.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

  Exposure to Credit Losses

     Management evaluates the collectibility of leases acquired or originated based on the level of recourse provided, if any, delinquency statistics, historical loss experience, current economic conditions and other relevant factors. The Company provides an allowance for credit losses for leases which are considered impaired during the period from the funding of the leases through the date such leases are sold through the Company's securitization program. Estimated losses on leases that are considered impaired and have been sold through the Company's securitization program are taken into consideration in the valuation of the Company's investment in the Trust Certificates retained in the securitization transaction.

     The following table sets forth certain information as of December 31, 1995 and 1996, with respect to leases which were held by the Company in its portfolio or serviced by the Company pursuant to its securitization program (dollars in thousands):

                                                                   1996
                                                  ---------------------------------------
                                                  PRIVATE
                                         1995      LABEL     BROKER    VENDOR
                                       TOTAL(1)   PROGRAM    PROGRAM   PROGRAM    TOTAL
                                       --------   --------   -------   -------   --------
Gross leases outstanding.............  $83,687    $244,049    $9,715   $3,470    $257,234
31 - 60 days past due................    2.53%       2.46%     1.69%    0.00%       2.40%
61 - 90 days past due................    0.45%       0.81%     0.29%    0.00%       0.78%
Over 90 days past due................    0.08%       0.35%     0.00%    0.00%       0.33%
                                       -------    --------    ------   ------    --------
          Total past due.............    3.06%       3.62%     1.98%    0.00%       3.51%

---------------

(1) All leases outstanding at December 31, 1995 were acquired or originated under the Company's Private Label program.

     In assessing the Company's exposure to credit losses, management generally segregates the leases acquired under its Private Label program from those acquired or originated under its Broker and Vendor programs due to the differing levels of credit protection available to the Company under the various lease funding programs.

     The following table sets forth the Company's allowance for credit losses for its Private Label program and its Broker and Vendor programs as of December 31, 1994 and for the years ended December 31, 1995 and 1996 (in thousands):

                                                                  BROKER
                                                  PRIVATE           AND
                                                   LABEL          VENDOR
                                                  PROGRAM       PROGRAMS(1)      TOTAL
                                                  -------       -----------      -----
Balance at December 31, 1994....................   $  28             $ --        $  28
Provision for credit losses.....................     392               --          392
Charge-offs, net of recoveries..................      --               --           --
                                                   -----             ----        -----
Balance at December 31, 1995....................     420               --          420
Provision for credit losses.....................     326              211          537
Charge-offs, net of recoveries..................     (25)              --          (25)
Reduction of allowance for leases sold..........    (407)              --         (407)
                                                   -----             ----        -----
Balance at December 31, 1996....................   $ 314             $211        $ 525
                                                   =====             ====        =====

---------------
(1) The Company established its Broker and Vendor programs in 1996 through the acquisitions of GIC in July 1996 and CCL in October 1996.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

     Under the Private Label program, the Company seeks to minimize its losses through a first lien security interest in the equipment funded, recourse to the Private Label source, holdback reserves withheld from the Private Label Source upon purchase of the lease, or a combination of the above. The recourse provisions generally require the Private Label Source to repurchase a receivable when it becomes 90 days past due. The recourse commitment generally ranges from 10% to 20% of the aggregate purchase price of all leases acquired from the Private Label Source. Holdback reserves withheld from the purchase price generally range from 1% to 10% of the aggregate purchase price of the leases acquired from the Private Label Source. In determining whether a lease acquired pursuant to the Private Label program which is considered impaired will result in a loss to the Company, management takes into consideration the ability of the Private Label Source to honor its recourse commitments and the holdback reserves withheld from the Private Label Source upon purchase of the lease, as well as the credit quality of the underlying lessee and the related equipment value. At December 31, 1995 and 1996, the Company had holdback reserves of $2.0 million and $6.5 million, respectively, relating to leases, acquired pursuant to the Private Label program. Such amounts have been classified as liabilities in the accompanying financial statements.

     The following table sets forth certain aggregate information regarding the level of credit protection afforded the Company pursuant to the recourse and holdback provisions of the Private Label program as of December 31, 1995 and 1996 (dollars in thousands):

                                                               1995        1996
                                                              -------    --------
Leases outstanding under the Private Label program (1)......  $67,322    $202,523
                                                              =======    ========

Recourse to Sources available...............................  $ 5,744    $ 19,480
Holdback reserves outstanding...............................    1,969       6,523
                                                              -------    --------
Total recourse and holdback reserves available..............  $ 7,713    $ 26,003
                                                              =======    ========
Ratio of recourse and holdback reserves outstanding to total
  leases outstanding under the Private Label program(2).....    11.46%      12.84%
                                                              =======    ========

---------------

(1) Represents net principal balance of leases held by the Company in its portfolio as well as leases serviced by the Company pursuant to its securitization program.

(2) The specific level of credit protection varies for each Private Label Source. Specific levels of credit protection by Source are considered by management in determining the allowance for credit losses.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

     The following table sets forth the experience of the Company with respect to leases acquired pursuant to the Private Label program for the periods indicated (dollars in thousands):

                                                            PERIOD FROM
                                                            INCEPTION TO      YEAR ENDED DECEMBER 31,
                                                            DECEMBER 31,      -----------------------
                                                                1994            1995          1996
                                                            ------------      --------      ---------
Average balance of leases acquired pursuant to the Private
  Label program outstanding during the period(1)..........       $ 1,442       $30,561       $124,592
                                                                 =======       =======       ========
Total amount of leases triggering action under recourse
  and holdback provisions during the period...............       $    --       $   266       $  1,855
Amounts recovered under recourse provisions...............            --           238          1,694
Amounts recovered pursuant to holdback reserves...........            --            28            136
                                                                 -------       -------       --------
Total amounts recovered...................................            --           266          1,830
                                                                 -------       -------       --------
Net loss experienced on leases acquired pursuant to the
  Private Label program...................................       $    --       $    --       $     25
                                                                 =======       =======       ========
Net default ratio.........................................            --%         0.00%          0.02%
                                                                 =======       =======       ========

---------------

(1) Represents net principal balance of leases held by the Company in its portfolio as well as leases serviced by the Company pursuant to its securitization program.

     At December 31, 1996, the Company's outstanding net principal balance of leases acquired or originated under its Broker and Vendor programs was $10.5 million. Such leases had been outstanding for less than two months on a weighted average basis as of such date. Management analyzes the collectibility of leases acquired or originated pursuant to its Broker and Vendor programs based on its underwriting criteria, delinquency statistics, historical loss experience, current economic conditions and other relevant factors. While the Company owns the underlying equipment, it does not have any recourse or holdback reserves with respect to any leases acquired or originated pursuant to its Broker and Vendor programs. Management believes however, that the relatively short holding period between the time that leases are acquired or originated and the time that such leases are sold minimizes the Company's exposure to credit losses. Accordingly, management believes that an allowance for credit losses of $211,000 is adequate to cover estimated losses incurred on leases considered to be impaired as of December 31, 1996.

     The Company's allowance for credit losses and its valuation of the Trust Certificates retained in its securitization transactions are based on estimates and qualitative evaluations, and ultimate losses will vary from current estimates. These estimates are reviewed periodically and as adjustments, either positive or negative, become necessary, they are reported in earnings in the period in which they become known.

  Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period in which the change is enacted.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

  Goodwill and Other Intangible Assets

     Goodwill represents the excess of the cost over the fair value of identifiable net assets of businesses acquired and is amortized on a straight line basis over 20 years. The Company periodically assesses the recoverability of goodwill by evaluating whether the future cash flows expected to be generated from the businesses acquired are greater than the carrying amount of the related goodwill. If such future cash flows are not expected to exceed the carrying amount of the related goodwill, an impairment is deemed to have occurred and a write down would be recorded currently in earnings. At December 31, 1996, no impairment was deemed to have occurred. Other intangible assets consist of amounts paid for noncompete agreements which are amortized on a straight line basis over the term of the agreement. At December 31, 1996, accumulated amortization related to amounts recorded for goodwill and amounts paid pursuant to noncompete agreements was approximately $92,000.

  Furniture and Equipment

     Furniture and equipment are carried at cost, less accumulated depreciation. Such assets are depreciated using accelerated and straight line methods over the estimated useful lives of the respective assets.

  Cash and Cash Equivalents

     The Company considers all significant investments which mature within three months of the date of purchase to be cash equivalents.

  Interest Rate Management Activities

     Leases acquired and originated by the Company require payments to be made by the lessee at fixed rates for specified terms. The rates charged by the Company are based on interest rates prevailing in the market at the time of lease approval. Because the Company generally finances its acquisition or origination of leases through its warehouse credit facilities which bear interest at floating rates, the Company is exposed to risk of loss from adverse interest rate movements during the period from the date of acquisition or origination of the leases until the leases are securitized or otherwise sold. The Company seeks to minimize its exposure to adverse interest rate movements during this period through entering into amortizing swap transactions under which the notional amount of the contract changes monthly to match the anticipated amortization of the underlying leases. Settlements with counterparties are accrued at period-end and either increase or decrease interest expense reported in the statement of operations.

  Earnings Per Share

     Earnings per share amounts are calculated based on the net income (loss) allocated to common stockholders after preferred dividends divided by the weighted average number of shares of common stock and common stock equivalents outstanding during the period, adjusted for a 5.47 to 1 stock split (see Note
9). Common stock equivalents consist of shares subject to stock options and warrants and convertible preferred stock.

     The weighted average number of common shares used for computing earnings or loss per share was 5,470,000 for the period from June 3, 1994 (inception) through December 31, 1994, and 5,879,250 and 5,911,879 for the years ended December 31, 1995 and 1996, respectively,.

  Recent Accounting Pronouncement

     In June 1996, the Financial Accounting Standards Board adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Under SFAS No. 125, an entity will recognize the financial and servicing assets it controls and the liabilities it has incurred, derecognize financial assets when control has been surrendered and derecognize liabilities when extinguished. Additionally,

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

SFAS No. 125 requires that servicing assets and other retained interests in the transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interests, if any, based on relative fair values at the date of transfer. SFAS No. 125 is effective for transactions occurring after December 31, 1996, and earlier or retroactive application is not permitted. If SFAS No. 125 were effective for fiscal 1996 transactions, the effect would have been to record a servicing asset in conjunction with transactions conducted through the Company's securitization program, decrease the allocated cost attributable to the residual interest in securitized assets retained by the Company, and increase retained earnings as a result of recording a larger gain on sale of lease financing receivables through the Company's securitization program.

  Reclassifications

     Certain reclassifications have been made to the 1994 and 1995 amounts to conform with the 1996 presentation.

3. ACQUISITIONS

     On July 11, 1996, the Company acquired certain assets and liabilities of General Interlease Corporation ("GIC") for an aggregate purchase price of $2.64 million. Consideration for the acquisition was effected through the issuance of 56,718 shares of Series A Preferred Stock (see Note 8). GIC is located in Fort Lauderdale, Florida and primarily focuses on the lease broker and equipment vendor markets in the southeastern region of the United States.

     On October 31, 1996, the Company acquired the outstanding common stock of Corporate Capital Leasing Group, Inc. ("CCL") for an aggregate purchase price of $2.5 million. Consideration for the acquisition was effected through the issuance of 43,691 shares of Series B Preferred Stock, 21,845 of which are held pursuant to an escrow agreement between the former owner of CCL and the Company (See Note 8). The escrow agreement covers an aggregate period of approximately 39 months and provides that 7,281 shares of Series B Preferred Stock will be released from escrow per period if the CCL division of the Company meets or exceeds a targeted income amount determined in accordance with the escrow agreement. At December 31, 1996, no shares had been released from escrow and the CCL acquisition has been recorded at $1.25 million, such amount representing the number of shares not subject to the escrow agreement at such date. CCL is located in West Chester, Pennsylvania and primarily focuses on the broker market in the mid-Atlantic region of the United States.

     The above acquisitions have been accounted for using the purchase method of accounting. Under the purchase method of accounting, the results of acquired businesses are included in the Company's results from their respective acquisition dates. The allocations of the purchase price to the fair market value of the net assets acquired is based on preliminary estimates of fair market value and may be revised when additional information concerning asset and liability valuations is obtained.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

     The following table reflects, on an unaudited pro forma basis, the combined operations of the Company and the businesses acquired for the years ended December 31, 1995 and 1996 as if the acquisitions had taken place at the beginning of 1995 and 1996, respectively. Appropriate adjustments have been made to reflect the cost basis used in recording these acquisitions. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have resulted had the combinations been in effect on the dates referred to above, that have resulted since the dates of the acquisitions or that may result in the future (in thousands, except per share amounts):

                                                              YEAR ENDED      YEAR ENDED
                                                             DECEMBER 31,    DECEMBER 31,
                                                                 1995            1996
                                                             ------------    ------------
Revenues...................................................    $13,870         $14,314
Net income before income taxes.............................      2,812           2,325
Net income allocated to common stockholders................      1,800           1,120
Income per common and common equivalent share..............        .26             .19

4. LEASE FINANCING RECEIVABLES

     The Company's lease financing receivable balance at December 31, 1995 and 1996, consists of the following (in thousands):

                                                             DECEMBER 31,    DECEMBER 31,
                                                                 1995            1996
                                                             ------------    ------------
Minimum lease payments.....................................    $ 83,373        $ 75,945
Estimated unguaranteed residual value......................          --           1,044
Initial direct costs.......................................         733             895
Unearned income............................................     (16,364)        (16,089)
Allowance for credit losses................................        (420)           (525)
                                                               --------        --------
  Lease financing receivables, net.........................    $ 67,322        $ 61,270
                                                               ========        ========

     Future scheduled minimum payments on the Company's lease portfolio as of December 31, 1996, are as follows (in thousands):

1997........................................................  $15,735
1998........................................................   17,210
1999........................................................   15,904
2000........................................................   11,812
2001........................................................    9,079
Thereafter..................................................    6,205
                                                              -------
          Total minimum payments............................  $75,945
                                                              =======

     At December 31, 1996, the weighted average remaining life of leases in the Company's lease portfolio is 34 months and the implicit rate of interest is 10.23%. While contractual payments on the leases extend through 2004, management believes that substantially all currently outstanding leases will be sold within the next year through the Company's securitization program.

  Sales of Leases

     During the year ended December 31, 1996, leases with an aggregate principal balance of $152.0 million, net of unearned income, were sold through the Company's securitization program. Senior and subordinated certificates with an aggregate principal balance of $148.0 million were sold in such securitization transactions,

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES while the Trust Certificates were retained by the Company. Gains of $2.8 million were recognized upon sale of the senior and subordinated securities sold by the Company.

     The terms of the Company's securitization program generally provide for a revolving period during which additional leases are sold to the securitization trusts in amounts sufficient to maintain the collateral value, as calculated pursuant to the trust agreements, at levels consistent with such balance as of closing. Such additional leases are sold at prices equivalent to the present value of the scheduled monthly payments of the additional leases contributed, discounted at specified rates set forth in the Pooling and Servicing Agreement for the related transaction. Gains of $633,000 have been recognized in the accompanying financial statements relating to such additional sales of leases subsequent to closing.

     In December 1994, the Company purchased a portfolio of leases for $25.4 million. In February 1995, after receiving $2.4 million of collections, the Company sold the majority of the leases in such portfolio for total consideration of $27.7 million. The Company recorded a pretax gain on sale of portfolio leases of $3.3 million in connection with such sale, net of related closing expenses.

5. DEBT

     Debt consisted of the following as of December 31, 1995 and 1996 (in thousands):

                                                               1995       1996
                                                              -------    -------
Warehouse credit facilities --
  Prudential Securities Credit Corporation..................  $ 9,894    $40,142
  First Union National Bank of North Carolina...............   45,933     12,238
                                                              -------    -------
Total warehouse credit facilities...........................   55,827     52,380
Subordinated note payable...................................    9,000      9,000
                                                              -------    -------
                                                              $64,827    $61,380
                                                              =======    =======

  Warehouse Credit Facilities

     The Company finances the acquisition or origination of its leases primarily through its warehouse credit facilities. Funds borrowed through these facilities are repaid when the Company sells its receivables through its securitization program. Substantially all leases held by the Company are pledged as collateral for the warehouse credit facilities. As of December 31, 1996, borrowings under the Company's warehouse credit facilities bore interest at a weighted average interest rate, including the effect of interest rate swap agreements, of 6.76%.

     In May 1995, the Company's wholly owned subsidiary, First Sierra Receivables, Inc., entered into a $50.0 million revolving credit and term loan agreement with First Union National Bank of North Carolina (the "First Union Credit Facility"). The First Union Credit Facility was subsequently increased to $75.0 million. The First Union Credit Facility bore interest at a floating rate equal to the 30-day LIBOR plus 1.25% at December 31, 1996. The First Union Credit Facility also provides $25.0 million of financing available to fund the purchase of subordinated securities issued through the Company's securitization program, with any advances utilized for that purpose reducing the amount available under such facility. Such advances bear interest at a floating rate equal to the 30-day LIBOR plus 1.50%. The First Union Credit Facility is recourse to First Sierra Receivables, Inc., but non-recourse to First Sierra Financial, Inc. The First Union Credit Facility matures on May 1, 1997, if not previously renewed, at which time all amounts outstanding convert to a term loan which matures on the tenth day of the month following the date on which the last scheduled payment on the leases pledged is due. Under the terms of the First Union Credit Facility, the Company is required to maintain certain minimum financial ratios. As of December 31, 1996, the Company was in compliance with such requirements.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

     In September 1996, the Company entered into a $75.0 million warehouse facility with Prudential Securities Credit Corporation (the "Prudential Facility"). Borrowings under the Prudential Facility bear interest at a floating rate of 30-day LIBOR plus 0.95%. The Prudential Facility matures on March 31, 1997. In connection with the Prudential Facility, the Company received an engagement letter from Prudential Securities Incorporated ("Prudential Securities") under which Prudential Securities agreed to guarantee the purchase of the BB rated subordinated securities issued in connection with securitizations of leases acquired or originated by the Company which would reduce the total commitment under the Prudential Facility. The purchase price is based on a spread over the rate on comparable term U.S. Treasury securities as of the date of the securitization. The Company is required to maintain certain minimum financial ratios pursuant to the terms of the Prudential Facility. As of December 31, 1996, the Company was in compliance with such requirements.

     The Company is currently negotiating the renewal and/or restructuring of its existing warehouse credit facilities and believes such actions will be completed on terms at least as favorable as those under its existing agreements prior to their maturity.

     The Company currently is in negotiations with two lending institutions for an additional facility (the "Supplemental Warehouse Facility") that would provide the Company with up to $50.0 million of additional warehouse funding. Borrowings under the Supplemental Warehouse Facility are expected to bear interest at a floating rate equal to 30-day LIBOR plus 1.25%. The Supplemental Warehouse Facility would provide for the issuance of a letter of credit for the purpose of providing credit enhancement at securitization, which would allow the Company to issue one senior class of securities rated AAA/Aaa in an amount which would be at least 94.0% of the present value of the remaining scheduled payments due on the leases included in the securitization. This securitization structure would not require the Company to obtain credit ratings on the subordinated securities issued in the transaction and would allow the Company to enhance the level of cash proceeds realized at securitization. There can be no assurance that the Company will be able to complete the Supplemental Warehouse Facility.

  Subordinated Note Payable

     In 1994, the Company issued a $9.0 million, unsecured subordinated note due June 6, 2004 (the "Subordinated Note") to an entity controlled by one of the Company's stockholders. Interest on the Subordinated Note is payable monthly at a rate of 11.00%. The Company intends to utilize a portion of the proceeds of the Offering to repay the Subordinated Note. Upon completion of the Offering, the Company intends to enter into a new $5.0 million subordinated revolving credit facility with the same entity, with the commitment level thereunder decreasing by $1.0 million per year. Advances under the facility will bear interest at 11.00% per annum.

  Interest Rate Swap Agreements

     The Company is required pursuant to the terms of the First Union Credit Facility to enter into interest rate swap agreements in amounts equal to at least 60% of the amount of borrowings outstanding under such facility. At December 31, 1996 and 1995, the Company had entered into amortizing swap agreements with notional amounts of $33.9 million and $40.5 million, respectively. These agreements effectively modified amounts outstanding under the LIBOR-based revolving lines to fixed rate debt at rates ranging from 5.83% to 6.29% at December 31, 1996, and at rates ranging from 5.85% to 6.60% at December 31, 1995. The counterparties to the Company's swap agreements at December 31, 1996 were Prudential Global Funding, Inc., an affiliate of Prudential Securities Credit Corporation, and First Union National Bank of North Carolina.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

6. FURNITURE AND EQUIPMENT

     The following is a summary of furniture and equipment as of December 31, 1995 and 1996 (in thousands):

                                                                                        ESTIMATED
                                                            1995           1996        USEFUL LIFE
                                                         -----------    -----------    -----------
Furniture and fixtures.................................    $  104         $  406         7 years
Computer and office equipment..........................       237            885         5 years
Leasehold improvements and other.......................        26             57         3 years
                                                           ------         ------
                                                              367          1,348
Accumulated depreciation...............................      (105)          (299)
                                                           ------         ------
                                                           $  262         $1,049
                                                           ======         ======

7. INCOME TAXES

     The temporary differences which give rise to net deferred tax assets and liabilities are as follows at December 31, 1995 and 1996, respectively (in thousands):

                                                              1995       1996
                                                              ----      -------
Accruals and reserves not deductible until paid.............  $ --      $   111
Depreciation and amortization...............................    34           (6)
Cash to accrual adjustment..................................   180         (604)
Net operating loss carryforward.............................    --           59
Equipment lease securitization..............................   (57)      (1,074)
Other.......................................................    22          148
                                                              ----      -------
          Total deferred income tax assets/(liabilities)....  $179      $(1,366)
                                                              ====      =======

     The provision (benefit) for income taxes for the period from inception through December 31, 1994 and for the years ended December 31, 1995 and 1996 were as follows (in thousands):

                                                              1994     1995    1996
                                                              -----    ----    ----
Current --
  Federal...................................................  $  --    $376    $ --
  State.....................................................     --      49      --
                                                              -----    ----    ----
                                                              $  --    $425    $ --
                                                              =====    ====    ====
Deferred --
  Federal...................................................  $(285)   $111    $722
  State.....................................................    (38)     33      70
                                                              -----    ----    ----
                                                              $(323)   $144    $792
                                                              =====    ====    ====
          Total provision (benefit).........................  $(323)   $569    $792
                                                              =====    ====    ====

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

     Deferred income tax expense results principally from the use of different capital recovery and revenue and expense recognition methods for tax and financial accounting purposes. The sources of these temporary differences and related tax effects were as follows (in thousands):

                                                              1994     1995    1996
                                                              -----    ----    ----
Equipment lease securitizations.............................  $  --    $ --    $993
Accruals not deductible until paid..........................    (34)    (12)    111
Cash to accrual adjustment..................................   (145)     12     (56)
Net operating loss carryforward.............................   (144)    144     (59)
Other.......................................................     --      --    (197)
                                                              -----    ----    ----
          Total deferred provision (benefits)...............  $(323)   $144    $792
                                                              =====    ====    ====

     The following is a reconciliation between the effective income tax rate and the applicable statutory federal income tax rate for the period from inception through December 31, 1994 and for the years ended December 31, 1995 and 1996:

                                                              1994     1995    1996
                                                              -----    ----    ----
Federal statutory rate......................................    (34)%    34      34%
State income taxes, net of federal benefit..................   (4.5)    3.2     3.2
Non-deductible expenses and other...........................     --     3.6     2.2
                                                              -----    ----    ----
  Effective income tax rate.................................   38.5%   40.8%   39.4%
                                                              =====    ====    ====

8. REDEEMABLE PREFERRED STOCK

     As of December 31, 1996, the Company was authorized to issue 1,000,000 shares of preferred stock. The number of shares to be issued, classes designated, voting rights, dividend rates, liquidation and other rights, preferences and limitations may be set by the Company's Board of Directors without stockholder approval.

     At December 31, 1996, 56,718 shares of Series A Preferred Stock (the "Series A Preferred Stock") were issued and outstanding. Each share of the Series A Preferred Stock is convertible at the holder's option at any time into
5.47 shares of the Company's common stock. Holders of the Series A Preferred Stock are entitled to an annual, non-cumulative dividend of $1.86 per share. Each outstanding share of Series A Preferred Stock entitles the holder thereof to 5.47 votes on any matter submitted to a vote of the stockholders. If not previously converted, the Company is required to redeem all outstanding Series A Preferred Stock on December 31, 2001, at an aggregate redemption price of $2.6 million.

     At December 31, 1996, 43,691 shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock") were outstanding. Each share of Series B Preferred Stock is convertible, at the option of the holder, at any time into
5.47 shares of the Company's common stock. In addition, shares of Series B Preferred Stock will be automatically converted by the Company into Common Stock if the Company's common stock trades at or above $12.33 per share for twenty consecutive trading days in a public market and certain other conditions are met. Each share of the Series B Preferred Stock entitles the holder thereof to
5.47 votes on all matters submitted to a vote of stockholders. Holders of the Series B Preferred Stock are entitled to receive annual, cumulative dividends ranging from $1.14 to $2.29 per share based on criteria set forth in an escrow agreement between the Company and the holder of such stock (the "Escrow Agreement"). If not previously converted, the Series B Preferred Stock is mandatorily redeemable on December 31, 2001, at an aggregate redemption price ranging from $1.3 million to $2.5 million based on criteria set forth in the Escrow Agreement. At December 31, 1996, holders of the Series B Preferred Stock were entitled to receive dividends at the rate of $1.14 per share and the aggregate redemption value was $1.3 million.

     Concurrent with the issuance of the Series A Preferred Stock and the Series B Preferred Stock, irrevocable standby letters of credit, issued by a financial institution and guaranteed by an affiliate of the

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

Company, were given to the holders of the preferred stock and can be drawn upon if certain events occur, including the failure of the Company to pay dividends when due, the failure of the Company to redeem the shares on the designated mandatory redemption date or the occurrence of a liquidation, dissolution or winding up of the Company. As of December 31, 1996, letters of credit of approximately $5.1 million were outstanding.

     The Company may issue one or more series of preferred stock in the future in conjunction with its acquisition strategy or otherwise. Any such issuances may adversely affect, among other things, the voting power of holders of the Company's common stock and then outstanding preferred stock. The Series A Preferred Stock and the Series B Preferred Stock have been reflected as Redeemable Preferred Stock in the accompanying financial statements.

9. STOCKHOLDERS' EQUITY

  Common Stock

     In February 1997, the Company increased the authorized shares of common stock of the Company to 25.0 million shares. On February 27, 1997, the Board of Directors of the Company approved a stock split whereby 5.47 shares of common stock were issued for each outstanding share of common stock. All share and per share amounts included in the accompanying financial statements and footnotes have been restated to reflect the stock split.

     From June 1994 through January 1995, options to purchase common stock of the Company at the estimated fair value on the date of the grant were offered to certain key officers and a director of the Company in conjunction with the formation of the Company and pursuant to the employees' respective employment agreements. During the year ended December 31, 1996, such employees and the director exercised these options and acquired 854,736 shares of common stock of the Company for $146,941.

     In May 1996, the Company acquired 628,426 shares of its common stock from a stockholder for $360,000. Additionally, the Company had entered into a two year consulting agreement for $75,000 per year with such shareholder in conjunction with the formation of the Company. Such consulting agreement terminated in June 1996.

     Each of the stockholders of the Company is party to a stockholders agreement dated as of June 3, 1994 (the "Stockholders Agreement"), which contains provisions for, among other things, voting of shares, election of directors, restrictions on transfer of shares and certain demand and piggyback registration rights. The Stockholders Agreement is expected to be terminated prior to completion of the Offering. Upon completion of the Offering, the Company and the holders of 100% of the Common Stock outstanding prior to the Offering will enter into a Registration Rights Agreement providing such stockholders with certain demand and piggyback registration rights.

  Warrants

     In May 1995, the Company issued warrants to purchase a total of 198,397 shares of the Company's common stock at a price of $.0018 per share, which approximated the estimated fair value of the underlying stock to one of its lenders, First Union National Bank of North Carolina (see Note 5). The warrants are currently exercisable and have an expiration date of May 8, 2005. The Company has a right of first refusal to purchase the warrants should the holder thereof wish to dispose of such warrants. The Company has the option to purchase the warrants at the fair value of the Company's common stock upon the occurrence of certain events including an event of default under the First Union Credit Facility or May 8, 2001. At December 31, 1996, no warrants had been exercised.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

  Stock Options

     At December 31, 1996, the Company did not have any outstanding options, nor were there any stock option plans in place.

10. COMMITMENTS AND CONTINGENCIES

  Operating Leases

     The Company has entered into various operating lease agreements, primarily for office space. Rent expense under all operating leases for the period from inception through December 31, 1994 and for the years ended December 31, 1995 and 1996 was $19,000, $162,000 and $246,000, respectively. For the subsequent five years, minimum annual rental payments under noncancelable operating leases are as follows (in thousands):

1997....................................    $354
1998....................................     238
1999....................................     172
2000....................................      88
2001....................................      64
                                            ----
          Total minimum payments........    $916
                                            ====

  Concentration of Credit Risks

     The Company acquires or originates a majority of its leases from lease origination Sources operating in five states: Texas, Florida, New York, New Jersey and California. Although the Company's portfolio of leases includes lessees located throughout the United States, such lessees' ability to honor their contracts may be substantially dependent on economic conditions in these states. All such contracts are collateralized by the related equipment. The recourse and holdback provisions of the Private Label program mitigate, but do not eliminate, a significant portion of any economic risk not recoverable through the sale of the related equipment.

     On a pro forma basis after giving effect to the acquisitions of GIC, CCL, Heritage and Lease Pro, two of the Company's Private Label Sources accounted for 12.5% and 9.8%, respectively, of all equipment leases acquired or originated by the Company during 1996. No other Source accounted for more than 5% of the equipment leases acquired or originated by the Company during 1996. In the event that the Company's significant Private Label Sources were to substantially reduce the number of leases sold to the Company, and the Company was not able to replace the lost lease volume, such reduction could have a material adverse effect on the Company's financial condition and results of operations.

     Additionally, a substantial portion of the Company's leases are concentrated in certain industries, including, the medical industry, the dental industry and the veterinary industry. To the extent that the economic or regulatory conditions prevalent in such industries change, the lessees' ability to honor their lease obligations may be adversely impacted.

  Employee Benefit Plan

     The Company established a 401(k) defined contribution plan in October 1996 which is generally available to everyone who was employed by the Company as of October 1, 1996. Employees may generally contribute up to 15 percent of their salary each year; and the Company, at its discretion, may match up to 50% of the first 8% contributed by the employee. During the year ended December 31, 1996, the Company recognized $5,000 of expense related to the 401(k) plan. The Company does not offer any other post-employment or post-retirement benefits.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

  Employment Agreements

     The Company has entered into employment agreements with certain key members of management. The terms of such agreements provide for salaries and bonuses as set forth in the agreements and upon achieving certain performance objectives.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. Much of the information used to determine fair value is highly subjective and judgmental in nature and, therefore, may not be precise. Because the fair value is estimated as of the balance sheet date, the amounts which will actually be realized or paid upon settlement or maturity of the various instruments could be significantly different. The following table summarizes the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1995 and 1996 (in thousands):

                                                        1995                 1996
                                                 ------------------   ------------------
                                                 CARRYING    FAIR     CARRYING    FAIR
                                                  AMOUNT     VALUE     AMOUNT     VALUE
                                                 --------   -------   --------   -------
Financial assets --
  Lease financing receivables, net.............  $67,322    $71,724   $61,270    $64,417
  Investment in Trust Certificates.............       --         --     9,534      9,778
  Cash and cash equivalents....................      876        876     2,598      2,598
Financial liabilities --
  Warehouse credit facilities..................   55,827     55,827    52,380     52,380
  Subordinated note payable....................    9,000      9,000     9,000      9,000
Off balance sheet instruments --
  Interest rate swap agreements................       --        719        --         96

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value.

Lease Financing Receivables. The fair value was estimated by discounting expected future cash flows at a risk adjusted rate of return deemed to be appropriate for investors in such instruments. Expected cash flows take into consideration management's estimates of prepayments, defaults and recoveries.

Investment in Trust Certificates. The fair value was estimated by discounting expected future cash flows allocable to the holder of the Trust Certificate at a risk adjusted rate of return deemed to be appropriate for investors in such investment. Expected cash flows take into consideration management's estimates of prepayments, defaults and recoveries.

Cash and Cash Equivalents. The carrying amounts approximate fair value because of the short maturity and market interest rates of those instruments.

Warehouse Credit Facilities. The carrying amounts approximate fair value due to the floating rate nature of the credit facilities.

Subordinated Note Payable. The carrying amount of the subordinated note payable approximates its fair value based on estimated yields which would be required for similar types of debt instruments.

Interest Rate Swap Agreements. The fair value represents the payment the Company would have made to the swap counterparties to terminate the swap agreements on the indicated dates.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

12. SUBSEQUENT EVENTS:

     On February 4, 1997, the Company acquired certain assets and liabilities of Lease Pro, Incorporated ("Lease Pro") for approximately $900,000 in cash. Lease Pro is located in Atlanta, Georgia and has a significant presence in the national market for veterinary equipment financing.

     In February 1997, the Company signed a letter of intent to acquire the outstanding common stock of Heritage Credit Services, Inc. ("Heritage") in exchange for $6.4 million, consisting of $1.4 million in cash, the issuance of a $1.0 million subordinated note bearing interest at 9.00% per annum and 444,444 shares of Common Stock (assuming an initial public offering price of $9.00 per share). Such acquisition is contingent upon, and will close simultaneously with, the Offering. Heritage is located near Sacramento, California and is principally involved in the broker market on the U.S. west coast and has a significant vendor base in California.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following tables set forth the unaudited pro forma consolidated statement of operations of the Company for the year ended December 31, 1996, and the unaudited pro forma balance sheet of the Company as of December 31, 1996, after giving effect to the acquisitions made during 1996 (General Interlease Corporation ("GIC") and Corporate Capital Leasing Group, Inc. ("CCL")), the acquisition of Lease Pro, Inc. ("Lease Pro") which was completed in February 1997, and the acquisition of Heritage Credit Services, Inc. ("Heritage"), which is expected to be consummated concurrently with the closing of the Offering (collectively the "Acquisitions"). The unaudited pro forma financial statements present a subtotal column which reflects the effect of the Acquisitions. In addition, the unaudited pro forma financial statements reflect certain adjustments (the "Offering Adjustments") which give effect to transactions related to the sale of the Company's common stock offered hereby (the "Offering") and the application of the net proceeds therefrom. The "as adjusted" columns in the unaudited pro forma consolidated financial statements include the effects of the Acquisitions and the Offering Adjustments. The unaudited pro forma consolidated statement of operations assumes that these transactions occurred as of January 1, 1996 and the unaudited pro forma consolidated balance sheet assumes that the Lease Pro acquisition, the Heritage acquisition and the Offering occurred as of December 31, 1996. The pro forma adjustments assume that the cash, debt, common stock and/or preferred stock used as consideration to effect the Acquisitions was outstanding as of January 1, 1996.

     The following unaudited pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto, and the financial statements of Heritage and CCL and the related notes thereto included elsewhere herein. Such pro forma information is based on historical data with respect to the Company and the acquired businesses. The pro forma information is not necessarily indicative of the results that might have occurred had such transactions actually taken place as of January 1, 1996 and is not intended to be a projection of future results. The pro forma information presented herein is provided to comply with the requirements of the Securities and Exchange Commission ("Commission"). The information reflects the historical operations of each acquired entity, as adjusted to reflect certain adjustments, primarily relating to: (i) amortization of non-compete agreements and goodwill arising in connection with the Acquisitions, (ii) interest expense related to debt incurred to fund the Acquisitions and (iii) preferred stock dividends related to the Acquisitions.

     The unaudited pro forma consolidated statement of operations does not assume any additional profitability resulting from the application of the Company's revenue or yield enhancement measures or cost containment programs to the historical results of the acquired businesses, nor does it assume increases in corporate general and administrative expenses which may have resulted from the Company managing the acquired businesses for the year ended December 31, 1996. The unaudited pro forma consolidated financial statements are based on management's estimates, available information and certain assumptions that management deems appropriate. The pro forma information does not reflect any adjustments to reflect the manner in which the acquired entities are being or will be operated under the control of the Company.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                                          PRO FORMA (UNAUDITED)
                                                         -------------------------------------------------------
                                           HISTORICAL                                 OFFERING
                                          CONSOLIDATED   ACQUISITIONS     SUBTOTAL   ADJUSTMENTS     AS ADJUSTED
                                          ------------   ------------     --------   -----------     -----------
                 ASSETS
LEASE FINANCING RECEIVABLES, net........    $61,270        $20,077(A)     $ 81,347    $     --        $ 81,347
INVESTMENT IN TRUST CERTIFICATES........      9,534             --           9,534          --           9,534
CASH AND CASH EQUIVALENTS...............      2,598            251(A)        2,849          --             449
                                                            (2,400)(A)      (2,400)         --
GOODWILL AND OTHER INTANGIBLE ASSETS,
  net...................................      3,615          4,626(A)        8,241          --           8,241
FURNITURE AND EQUIPMENT, net............      1,049            404(A)        1,453          --           1,453
OTHER ASSETS............................      1,276          1,665(A)        2,941        (134)(B)       2,807
                                            -------        -------        --------    --------        --------
          Total Assets..................    $79,342        $24,623        $103,965    $   (134)       $103,831
                                            =======        =======        ========    ========        ========

  LIABILITIES AND STOCKHOLDERS' EQUITY
DEBT:
  Warehouse Credit Facilities...........    $52,380        $17,435(A)     $ 69,815    $ (7,134)(B)    $ 62,681
  Subordinated Notes Payable............      9,000          1,000(A)       10,000      (9,000)(B)       1,000
OTHER LIABILITIES:
  Holdback Reserve Payable..............      6,523             --           6,523          --           6,523
  Deferred Income Taxes.................      1,366             --           1,366          --           1,366
  Accounts Payable and Accrued
     Liabilities........................      3,929          2,188(A)        6,117          --           6,117
                                            -------        -------        --------    --------        --------
          Total Liabilities.............     73,198         20,623          93,821     (16,134)         77,687
COMMITMENTS AND CONTINGENCIES
REDEEMABLE PREFERRED STOCK..............      3,890             --           3,890          --           3,890
STOCKHOLDERS' EQUITY:
  Common Stock..........................         57              4(A)           61          20(B)           81
  Additional Paid-in Capital............        730          3,996(A)        4,726      15,980(B)       20,706
  Retained Earnings.....................      1,467                          1,467          --           1,467
                                            -------        -------        --------    --------        --------
          Total Stockholders' Equity....      2,254          4,000           6,254      16,000          22,254
                                            -------        -------        --------    --------        --------
          Total Liabilities and
            Stockholders' Equity........    $79,342        $24,623        $103,965    $   (134)       $103,831
                                            =======        =======        ========    ========        ========

See Accompanying Notes to Unaudited Pro Forma Consolidated Financial Statements.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                                 PRO FORMA UNAUDITED
                                            -------------------------------------------------------------
                                                                               OFFERING
                             FIRST SIERRA   ACQUISITIONS           SUBTOTAL   ADJUSTMENTS     AS ADJUSTED
                             ------------   ------------           --------   -----------     -----------
Interest Income............    $ 6,323        $ 2,593(AA)          $ 8,916      $    --         $ 8,916
Gain on Sale of Lease
  Financing Receivables....      3,456          3,275(AA)            6,731           --           6,731
Servicing Income...........      1,050                               1,050           --           1,050
Other Income...............        535          7,589(AA)            8,124           --           8,124
                               -------        -------              -------      -------         -------
          Total Revenues...     11,364         13,457               24,821           --          24,821
                               -------        -------              -------      -------         -------
Interest Expense...........      5,014          1,610(AA)(CC)        6,624       (1,500)(FF)      5,124
Salaries and Benefits......      1,987          3,426(AA)            5,413           --           5,413
Provision for Credit
  Losses...................        537            646(AA)            1,183           --           1,183
Depreciation and
  Amortization.............        286            571(AA)(BB)          857           --             857
Other General and
  Administrative...........      1,531          6,211(AA)            7,742           --           7,742
                               -------        -------              -------      -------         -------
          Total Expenses...      9,355         12,464               21,819       (1,500)         20,319
                               -------        -------              -------      -------         -------
Income Before Income
  Taxes....................      2,009            993                3,002        1,500           4,502
Provision for Income
  Taxes....................        792            397(AA)(EE)        1,189          600(GG)       1,789
                               -------        -------              -------      -------         -------
  Net Income (Loss)........      1,217            596                1,813          900           2,713
  Preferred Stock
     Dividends.............        (60)           (92)(DD)            (152)          --            (152)
                               -------        -------              -------      -------         -------
Net Income Allocable to
  Shareholders.............    $ 1,157        $   504              $ 1,661      $   900         $ 2,561
                               =======        =======              =======      =======         =======
Earnings per common
  share....................                                                                         .31
                                                                                                =======
Weighted average number of
  common and common
  equivalent shares........                                                                       8,356(HH)
                                                                                                =======

See Accompanying Notes to Unaudited Pro Forma Consolidated Financial Statements.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET ADJUSTMENTS

     The accompanying unaudited pro forma consolidated balance sheet as of December 31, 1996 gives effect to the Heritage and Lease Pro acquisitions and the Offering Adjustments. The estimated fair market values reflected below are based on preliminary estimates and assumptions and are subject to revision as more information becomes available. In management's opinion, the preliminary allocations are not expected to be materially different from the final allocations.

     (A) Reflects the Company's acquisition of Lease Pro which was completed in February 1997 and Heritage, which is deemed probable of completion as of the effective date of this Registration Statement, as if such acquisitions had occurred on December 31, 1996. Such acquisitions have or will be funded by an aggregate of $2.4 million in cash (including transaction costs), $1.0 million of debt and $4.0 million of the Company's common stock. In conjunction with both of these acquisitions, the key employees and former owners of the acquired businesses have entered or will enter into employment and non-compete agreements with the Company. The estimated fair market value of the assets and liabilities of these acquisitions are as follows:

              DESCRIPTION                  AMOUNT
              -----------                  ------
                                            (IN
                                          THOUSANDS)
Net assets acquired:
  Lease financing receivables, net......    20,077
  Cash and cash equivalents.............       251
  Goodwill and other intangible assets,
     net................................     4,626
  Furniture and equipment, net..........       404
  Other assets..........................     1,665
  Debt..................................   (17,435)
  Accounts payable and accrued
     liabilities........................    (2,188)
Consideration paid:
  Cash..................................    (2,400)
  Debt..................................    (1,000)
  Common Stock..........................    (4,000)
                                          --------
                                          $      0
                                          --------

     (B) Reflects the issuance of 2,000,000 shares of the Company's Common Stock, par value $0.01 per share, at a price of $9.00 per share, in the Offering, resulting in a combined increase to common stock and additional paid-in capital of $16.0 million, net of associated transaction costs of $2.0 million. Of such proceeds, $9.0 million will be used to repay the subordinated note in full, with the remaining available proceeds of $7.1 million being applied to reduce outstanding indebtedness under the warehouse facilities. Also reflects the removal of $134,000 of deferred costs attributable to the Offering which had been capitalized at December 31, 1996.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS ADJUSTMENTS

     The accompanying unaudited pro forma consolidated statement of operations for the year ended December 31, 1996 gives effect to the Acquisitions and the Offering Adjustments. The results of operations for Heritage and Lease Pro for the years ended September 30, 1996 and December 31, 1996, respectively, have been included in the unaudited pro forma consolidated statement of operations. In addition, the pre-acquisition results of operations for GIC for the period from January 1, 1996 to the date of acquisition of GIC by the Company, July 11, 1996, and CCL for the ten month period ended October 31, 1996 (the date of the acquisition of CCL by the Company) have been included in the unaudited pro forma consolidated statement of operations.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

     (i) Notes (AA)-(EE) represent adjustments made relating to the acquisitions which took place subsequent to January 1, 1996 and to the acquisition of Heritage, which is deemed probable of completion, as if they had occurred January 1, 1996.

          (AA) Reflects the combined results of operations, prior to acquisition, of the businesses acquired by the Company, subsequent to January 1, 1996, or deemed probable of acquisition, in transactions accounted for as purchases, as if the businesses had been acquired as of January 1, 1996.

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1996
                                                              -----------------
                                                               (IN THOUSANDS)
Interest income.............................................       $ 2,593
Gain on sale of lease financing receivables.................         3,275
Other income................................................         7,589
Interest expense............................................         1,334
Salaries and benefits.......................................         3,426
Provision for credit losses.................................           646
Depreciation and amortization...............................           186
Other general and administrative expenses...................         6,211
Provision (benefit) for income taxes........................          (103)

           (BB) Reflects adjustments for increased depreciation and amortization expense relative to the Company's new basis in the net assets of businesses acquired after January 1, 1996 or which are deemed probable of completion as of the date of this filing, as if such acquisitions had taken place as of January 1, 1996. Pro forma depreciation has been recorded using the depreciable lives and methods utilized by the Company. Pro forma amortization has been recorded using the contract lives to reflect the expense related to non-compete agreements and a 20 year life to amortize goodwill associated with such acquisitions (in thousands).

                        DESCRIPTION
                        -----------
Additional depreciation.....................................  $ 11
Additional amortization.....................................   374
                                                              ----
Total depreciation and amortization adjustment..............  $385
                                                              ====

          (CC) Reflects additional interest expense of $276,000 for the year ended December 31, 1996, which would have been incurred by the Company assuming the acquisitions made by the Company subsequent to January 1, 1996, or deemed probable of completion as of the date of this filing, had been made as of January 1, 1996.

          (DD) Reflects pro forma dividends on the Company's Series A and B Preferred Stock actually issued in connection with certain acquisitions completed subsequent to January 1, 1996 as if the related stock issuances had occurred on January 1, 1996. A total of $5.1 million of Series A and B Preferred Stock has been utilized to fund acquisitions subsequent to January 1, 1996, and such shares would have required additional preferred stock dividends of $92,000 for the year ended December 31, 1996, had such acquisitions been completed on January 1, 1996. The Series A and B Preferred Stock are common stock equivalents.

          (EE) Reflects an adjustment to the tax provision of $500,000 which has been made to reflect a normal effective tax rate for the Company of approximately 40% for federal and state taxes that the Company estimates it would have incurred on January 1, 1996. Management has not considered the use

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

     of any available net operating loss carryforwards in this unaudited pro forma consolidated statement of operations.

     (ii) Notes (FF)-(HH) represent the Offering Adjustments.

          (FF) Reflects the elimination of $1,500,000 of interest expense for 1996 related to the application of the estimated net proceeds of the Offering to retire the $9.0 million subordinated note, the elimination of pro forma interest expense relative to an aggregate of $3.9 million of debt which would have been incurred as of January 1, 1996, had the acquisitions described above been completed as of January 1, 1996, and the application of $3.1 million to reduce amounts outstanding under warehouse credit facilities.

          (GG) Reflects the provision of $600,000 of federal and state income taxes at an effective rate of 40% on Offering Adjustments consistent with management's assumption that this rate would be indicative of the Company's tax position assuming the Acquisitions and the Offering were completed as of the beginning of the period.

          (HH) Pro forma earnings per share is computed based on the weighted average number of common and common equivalent shares outstanding as if the Acquisitions and Offering had occurred as of January 1, 1996. Weighted average common and common equivalent shares are calculated as more fully discussed in Note 2 of the Company's Consolidated Financial Statements.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Stockholder
Corporate Capital Leasing Group, Inc.
West Chester, Pennsylvania

     We have audited the accompanying balance sheets of Corporate Capital Leasing Group, Inc. as of December 31, 1995 and October 31, 1996, and the related statements of income, stockholder's equity, and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporate Capital Leasing Group, Inc. as of December 31, 1995 and October 31, 1996, and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.

/s/ MacDADE ABBOTT LLP

Paoli, Pennsylvania
November 20, 1996

                     CORPORATE CAPITAL LEASING GROUP, INC.

                                 BALANCE SHEETS

                                                              DECEMBER 31,    OCTOBER 31,
                                                                  1995           1996
                                                              ------------    -----------
                           ASSETS
Current Assets
  Cash......................................................   $  637,921      $ 10,852
  Broker receivables........................................           --         9,696
  Residual receivable.......................................       12,215            --
  Commissions receivable....................................      139,823        60,787
  Leases funded.............................................      247,060       344,500
  Net investment in direct financial leases.................       13,022         4,528
                                                               ----------      --------
                                                                1,050,041       430,363
Non-current Assets
  Deposits..................................................        2,430         2,430
  Net investment in direct financing leases.................           --         2,098
Property and equipment, net of accumulated depreciation.....      137,161       105,090
                                                               ----------      --------
                                                               $1,189,632      $539,981
                                                               ==========      ========

            LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
  Note payable..............................................   $       --      $200,000
  Current maturities of long-term liabilities...............       64,029        63,673
  Accounts payable..........................................       42,203        46,046
  Accrued expenses..........................................       63,065        31,428
  Accrued compensation and related taxes....................       15,823        15,605
  Advance payments..........................................      102,677       151,877
                                                               ----------      --------
                                                                  287,797       508,629
Long-term Liabilities
  Notes payable.............................................       26,951            --
  Capital lease obligations.................................       56,759        30,671
                                                               ----------      --------
                                                                   83,710        30,671
Stockholder's Equity
  Common stock, $1 par value, authorized 1,000 shares;
     issued and outstanding 100 shares......................          100           100
  Additional paid-in capital................................       26,143        26,143
  Retained earnings (deficit)...............................      791,882       (25,652)
                                                               ----------      --------
                                                                  818,125           591
                                                               ----------      --------
                                                               $1,189,632      $539,891
                                                               ==========      ========

                       See notes to financial statements.

                     CORPORATE CAPITAL LEASING GROUP, INC.

                              STATEMENTS OF INCOME

                                                                FOR THE        FOR THE TEN
                                                               YEAR ENDED      MONTHS ENDED
                                                              DECEMBER 31,     OCTOBER 31,
                                                                  1995             1996
                                                              ------------     ------------
Gross Revenues..............................................    $4,853,621       $4,062,479
Cost of Leases..............................................     2,462,944        2,195,257
                                                                ----------       ----------
          Gross Profit......................................     2,390,677        1,867,222
Expenses
  Salaries and employee benefit.............................       743,438          587,363
  Depreciation..............................................        30,163           42,252
  Other selling, general and administrative.................       610,956          481,798
  Interest..................................................         4,655           11,683
                                                                ----------       ----------
                                                                 1,389,212        1,123,096
                                                                ----------       ----------
          Net income........................................    $1,001,465       $  744,126
                                                                ==========       ==========
Earnings per Share:
  Net income per share of common stock......................    $10,014.65       $ 7,441.26
                                                                ==========       ==========

                       See notes to financial statements.

                     CORPORATE CAPITAL LEASING GROUP, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                                                           ADDITIONAL    RETAINED
                                                  COMMON    PAID-IN      EARNINGS
                                                  STOCK     CAPITAL      (DEFICIT)      TOTAL
                                                  ------   ----------   -----------   ----------
Balance, January 1, 1995........................   $100     $26,143     $   216,334   $  242,577
Net income......................................     --          --       1,001,465    1,001,465
Cash dividends declared at $4,259.17 per
  share.........................................     --          --        (425,917)    (425,917)
                                                   ----     -------     -----------   ----------
Balance, December 31, 1995......................    100      26,143         791,882      818,125
Net income......................................     --          --         744,126      744,126
Cash dividends declared at $15,616.60 per
  share.........................................     --          --      (1,561,660)  (1,561,660)
                                                   ----     -------     -----------   ----------
Balance, October 31, 1996.......................   $100     $26,143     $   (25,652)  $      591
                                                   ====     =======     ===========   ==========

                       See notes to financial statements.

                     CORPORATE CAPITAL LEASING GROUP, INC.

                            STATEMENTS OF CASH FLOWS

                                                                FOR THE         FOR THE TEN
                                                               YEAR ENDED       MONTHS ENDED
                                                              DECEMBER 31,      OCTOBER 31,
                                                                  1995              1996
                                                              ------------      ------------
Cash Flows from Operating Activities
  Net income................................................   $1,001,465       $   744,126
  Adjustments to reconcile net income to net cash provided
     by operations
     Depreciation...........................................       30,163            42,252
     Amortization...........................................        4,545             2,074
     Changes in current assets and liabilities:
       Broker receivables...................................           --            (9,696)
       Commission receivable................................     (139,823)           79,036
       Accounts payable.....................................       41,722             3,843
       Accrued expenses.....................................       28,628           (31,637)
       Accrued compensation and related taxes...............        4,977              (218)
       Advance payments.....................................      (26,550)           49,200
                                                               ----------       -----------
Cash Provided by Operating Activities.......................      945,127           878,980
Cash Flows from Investing Activities
  Lease payments collected..................................       26,845            16,537
  Purchase of equipment for leases..........................     (104,802)          (97,440)
  Purchase of property and equipment........................      (59,037)          (10,181)
                                                               ----------       -----------
Cash Used in Investing Activities...........................     (136,994)          (91,084)
Cash Flows from Financing Activities
  Payment of notes payable..................................      (65,210)          (30,268)
  Proceeds from note payable................................           --           200,000
  Payment of capital lease obligations......................       (6,153)          (23,037)
  Dividends paid............................................     (425,917)       (1,561,660)
                                                               ----------       -----------
Cash Used in Financing Activities...........................     (497,280)       (1,414,965)
                                                               ----------       -----------
Net (decrease) increase in cash.............................      310,853          (627,069)
Cash, beginning of period...................................      327,068           637,921
                                                               ----------       -----------
Cash, end of period.........................................   $  637,921       $    10,852
                                                               ==========       ===========

                       See notes to financial statements.

                     CORPORATE CAPITAL LEASING GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                OCTOBER 31, 1996

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     Corporate Capital Leasing Group, Inc. (the "Company") was incorporated in the Commonwealth of Pennsylvania on December 20, 1990. The Company is an equipment leasing broker to a wide range of customers in various industries in North America.

  Revenue Recognition

     The Company's primary revenue is from brokers' fees. Revenue is recognized when the fee is earned.

  Property and Equipment

     Property and equipment are carried at cost and include expenditures for new facilities and those which substantially increase the life of existing property and equipment. Maintenance, repairs and minor renewals are expensed as incurred. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is credited or charged to income.

     The Company provides for depreciation of property and equipment at rates designed to allocate the cost over the estimated useful lives of the assets. Depreciation is computed principally on accelerated methods using lives of 3 to 7 years.

  Advance Payments

     Advance payments represent payments on deposits pending approval of lease commitment.

  Income Taxes

     The Company, with the consent of its shareholder, is taxed as an S Corporation under provisions of the Internal Revenue Code, and the Commonwealth of Pennsylvania tax laws. In lieu of Federal and state corporation income tax, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, Federal and state income taxes are not provided for in the financial statements.

  Fair Value of Financial Instruments

     The Financial Accounting Standards Board has issued FAS No. 107 Disclosures About Fair Value of Financial Instruments, which requires disclosure of the fair value of financial instruments. The fair value of the Company's assets and liabilities which qualify as financial instruments under FAS No. 107 approximate the carrying amounts presented in the balance sheet.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                     CORPORATE CAPITAL LEASING GROUP, INC.

NOTE B -- NET INVESTMENT IN DIRECT FINANCING LEASES

     The detail of the components of the net investment in direct financing leases are as follows:

                                                              DECEMBER 31,    OCTOBER 31,
                                                                  1995           1996
                                                              ------------    -----------
Total minimum lease payments receivable.....................    $ 18,282        $ 9,287
Less unearned income........................................      (5,260)        (2,661)
                                                                --------        -------
                                                                  13,022          6,626
Less current portion........................................     (13,022)        (4,528)
                                                                --------        -------
          Net investment in direct financing leases.........    $     --        $ 2,098
                                                                ========        =======

NOTE C -- FUTURE MINIMUM LEASE PAYMENTS RECEIVABLE

     The maturities of the future minimum lease payments receivable under direct financing leases are as follows:

Years ending:
  For the two month period ending December 31, 1996.........  $1,107
  December 31, 1997.........................................   6,263
  December 31, 1998.........................................   1,917
                                                              ------
                                                              $9,287
                                                              ======

NOTE D -- PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                              DECEMBER 31,    OCTOBER 31,
                                                                  1995           1996
                                                              ------------    -----------
Furniture and fixtures......................................    $ 73,870       $  74,938
Office equipment............................................     143,308         152,421
Accumulated depreciation....................................     (80,017)       (122,269)
                                                                --------       ---------
                                                                $137,161       $ 105,090
                                                                ========       =========

NOTE E -- LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                              DECEMBER 31,    OCTOBER 31,
                                                                  1995           1996
                                                              ------------    -----------
Note payable to bank secured by certain equipment with
  monthly payments of $391, including interest at 12.00% to
  June 1996.................................................    $  2,307       $     --
Note payable to an individual secured by certain equipment
  with monthly payments of $3,199, including interest at
  10.00% to
  July 1997.................................................      60,788         32,828
                                                                --------       --------
                                                                  63,095         32,828
Amounts classified as current liabilities...................     (36,144)       (32,828)
                                                                --------       --------
                                                                $ 26,951       $     --
                                                                ========       ========

                     CORPORATE CAPITAL LEASING GROUP, INC.

 Line of Credit

     The Company has a line of credit, payable on demand and guaranteed by the sole stockholder of the Company, totaling $500,000 for use as working capital. At December 31, 1995 and October 31, 1996, $500,000 and $300,000 was available, respectively. Interest is at the bank's prime lending rate plus 1.25% and was 9.75% at December 31, 1995 and October 31, 1996.

  Letter of Credit

     At October 31, 1996, the Company had a standby letter of credit in the amount of $57,200. Fees are charged based on credit issuance.

NOTE F -- LEASES

  Capital Leases

     The Company leases computer and office furniture under capital leases. The leased assets are capitalized using interest rates appropriate at the inception of each lease. Future minimum payments, by year and in the aggregate, are as follows:

For the two month period ending December 31, 1996...........   $  5,885
December 31, 1997...........................................     35,311
December 31, 1998...........................................     27,004
                                                               --------
Total minimum lease payments................................     68,200
Less amount representing interest...........................      6,684
                                                               --------
Present value of net minimum lease payments.................     61,516
Less current maturities.....................................    (30,845)
                                                               --------
Long-term obligation under capital lease....................   $ 30,671
                                                               ========

     At December 31, 1995 and October 31, 1996 equipment under capital leases was $90,797, and accumulated depreciation was $4,526 and $30,923, respectively.

  Operating Leases

     The Company leases office facilities under non-cancelable operating leases. Future minimum payments, by period and in the aggregate, under all non-cancelable operating leases with initial or remaining terms of one year or more consisted of the following:

For the two month period ending December 31, 1996...........    $13,500
October 31, 1997............................................    $67,500

NOTE G -- PENSION PLAN

     The Company has a Salary Reduction/Simplified Employee Pension Plan covering substantially all employees. Under the provision of the plan, the Company makes contributions based upon a percentage of each qualified participant's salary to their respective account. Employees become eligible for participation when they meet certain requirements, which include attainment of age 21 and one year of full time service. For the periods ended December 31, 1995 and October 31, 1996, the Company incurred pension expense of $23,491 and $-0-, respectively.

                     CORPORATE CAPITAL LEASING GROUP, INC.

NOTE H -- SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     Interest paid during the periods ended December 31, 1995 and October 31, 1996 was $15,541 and $10,829, respectively.

     Non-cash investing and financing activities consisted of capital lease obligations of $90,797 incurred in the acquisition of computer equipment and office furniture during the period ended December 31, 1995.

NOTE I -- LITIGATION

     The Company is a defendant in a complaint based on an alleged breach of contract for broker fees and other amounts. The range of potential loss as a result of this action cannot be presently determined. Management, with the advice of counsel, believes the Company has meritorious defenses and the likelihood of unfavorable outcome is remote.

NOTE J -- SUBSEQUENT EVENT

     Effective November 1, 1996, 100% of the Company's common stock was acquired by First Sierra Financial, Inc. of Houston, Texas.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Director and Shareholder of Heritage Credit Services, Inc.

     We have audited the accompanying balance sheets of Heritage Credit Services, Inc. (the "Company") as of September 30, 1995 and 1996 and the related statements of income and retained earnings, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, and significant estimates made, by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Credit Services, Inc. at September 30, 1995 and 1996, and the results of its operations and cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

                                            /s/  BDO SEIDMAN, LLP

                                            BDO SEIDMAN, LLP

November 27, 1996
Seattle, Washington

                         HERITAGE CREDIT SERVICES, INC.

                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                             SEPTEMBER 30,
                                                          --------------------      DECEMBER 31,
                                                           1995         1996            1996
                                                          -------      -------      ------------
                                                                                    (UNAUDITED)
ASSETS
  Cash and cash equivalents.............................  $   462      $   251         $ 1,181
  Net investment in leases and equipment financing
     agreements (Notes 2 and 3).........................   17,036       20,986          29,037
  Other receivables.....................................      390          743           1,069
  Furniture, equipment and vehicles, net of accumulated
     depreciation of $84, $141 and $155.................      205          245             282
  Restricted cash (Note 3)..............................      293          746             749
  Other assets..........................................      161          176             309
                                                          -------      -------         -------
          Total assets..................................  $18,547      $23,147         $32,627
                                                          =======      =======         =======
LIABILITIES
  Checks issued in excess of deposits...................  $   743      $   693         $ 1,336
  Accrued liabilities...................................       61          237             264
  Vendor payables.......................................      388          633           2,536
  Notes payable -- recourse (Note 3)....................    7,808        7,632           7,731
  Notes payable -- non-recourse (Note 3)................    6,857        9,803          16,818
  Security deposits.....................................      294          625             729
                                                          -------      -------         -------
          Total liabilities.............................   16,151       19,623          29,414
                                                          -------      -------         -------
SHAREHOLDER'S EQUITY
  Common stock, no par value, 100,000 shares authorized,
     7,975 shares issued and outstanding................       25           25              25
  Retained earnings.....................................    2,371        3,499           3,188
                                                          -------      -------         -------
          Total Shareholder's equity....................    2,396        3,524           3,213
                                                          -------      -------         -------
          Total Liabilities and shareholder's equity....  $18,547      $23,147         $32,627
                                                          =======      =======         =======

                See accompanying notes to financial statements.

                         HERITAGE CREDIT SERVICES, INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS
                             (DOLLARS IN THOUSANDS)

                                                                              THREE MONTHS
                                                                                 ENDED
                                          YEAR ENDED SEPTEMBER 30,            DECEMBER 31,
                                         --------------------------    --------------------------
                                          1994      1995      1996        1995           1996
                                         ------    ------    ------    -----------    -----------
                                                                       (UNAUDITED)    (UNAUDITED)
REVENUES
  Lease revenue from discounting.......  $1,931    $2,475    $2,543      $  649         $  844
  Equipment finance income.............     821     1,975     3,275         813            825
  Residual income......................     572       684       949         212            224
  Broker fee income....................     207       288       565         129            345
  Other income.........................     127       174       423         230             86
                                         ------    ------    ------      ------         ------
          Total revenues...............   3,658     5,596     7,755       2,033          2,324
                                         ------    ------    ------      ------         ------
Salaries and related expenses..........     609       900     1,262         266            352
Commission and broker fees.............   1,323     2,023     1,954         498            629
Provision for credit losses............     103       279       646         200            625
Depreciation and amortization..........      20        35        58          12             14
Other selling, general and
  administrative expenses..............     778     1,216     1,407         309            575
                                         ------    ------    ------      ------         ------
          Total expenses                  2,833     4,453     5,327       1,285          2,195
                                         ------    ------    ------      ------         ------
Earnings before interest and tax.......     825     1,143     2,428         748            129
Interest expense.......................     399     1,136     1,300         397            440
                                         ------    ------    ------      ------         ------
Earnings (loss) before income tax......     426         7     1,128         351           (311)
Income tax provision (benefit) (Note
  4)...................................      98      (255)        -           -              -
                                         ------    ------    ------      ------         ------
Net Income (loss)......................     328       262     1,128         351           (311)

RETAINED EARNINGS --
  Beginning of period..................   1,781     2,109     2,371       2,371          3,499
                                         ------    ------    ------      ------         ------
  End of period........................  $2,109    $2,371    $3,499      $2,722         $3,188
                                         ======    ======    ======      ======         ======

                See accompanying notes to financial statements.

                         HERITAGE CREDIT SERVICES, INC.

                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                       THREE MONTHS ENDED
                                                         YEAR ENDED SEPTEMBER 30,         DECEMBER 31,
                                                       -----------------------------   ------------------
                                                        1994       1995       1996      1995       1996
                                                       -------   --------   --------   -------   --------
                                                                                          (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)..................................  $   328   $    262   $  1,128   $   351   $   (311)
  Adjustments to reconcile net income to net cash
    provided (used) by operating activities:
    Lease revenue from discounting...................   (1,931)    (2,475)    (2,543)     (649)      (844)
    Amortization of initial direct costs.............      296      1,062      1,126       203        239
    Provision for credit losses......................      103        279        646       200        625
    Depreciation.....................................       20         35         58        12         14
    Deferred income tax provision (benefit)..........       98       (255)         -         -          -
    Change in operating assets and liabilities:
    Increase (decrease) in checks issued in excess of
      deposits.......................................      162        581        (50)       50        643
    Increase in restricted cash......................        -       (293)      (453)      (26)        (3)
    Other............................................      (68)       (68)       178        95          8
                                                       -------   --------   --------   -------   --------
Net Cash Provided by (Used) in Operating
  Activities.........................................     (992)      (872)        90       236        355
                                                       -------   --------   --------   -------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of equipment for lease....................  (22,383)   (37,811)   (36,762)   (8,982)   (12,048)
  Proceeds from discounting of leases................   16,005     23,262     24,229     4,578      4,432
  Lease payments received............................    4,743      9,850      8,378     1,010      2,272
  Initial direct costs incurred......................     (505)    (2,734)    (2,707)     (618)    (1,106)
  Purchase of furniture, equipment and vehicles......      (54)      (147)      (101)       (5)       (60)
  Other..............................................        -        (20)       (42)      (42)       (42)
                                                       -------   --------   --------   -------   --------
Net Cash Used in Investing Activities................   (2,194)    (7,600)    (7,005)   (4,059)    (6,552)
                                                       -------   --------   --------   -------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from borrowings on lines of credit........   17,921     37,841     32,673     8,670     22,337
  Repayments on lines of credit......................  (14,726)   (29,122)   (26,306)   (4,984)   (15,223)
  Decrease (increase) in security deposits...........       10         84        331       (46)       104
  Other..............................................       23        (36)         6        10        (91)
                                                       -------   --------   --------   -------   --------
Net Cash Provided by Financing Activities............    3,228      8,767      6,704     3,650      7,127
                                                       -------   --------   --------   -------   --------
Net Increase (Decrease) in Cash and Cash
  Equivalents........................................       42        295       (211)     (173)       930
Cash and Cash Equivalents, beginning of period.......      125        167        462       462        251
                                                       -------   --------   --------   -------   --------
Cash and Cash Equivalents, end of period.............  $   167   $    462   $    251   $   289   $  1,181
                                                       =======   ========   ========   =======   ========
SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid for interest.............................  $   399   $  1,136   $  1,280   $   397   $    433
                                                       =======   ========   ========   =======   ========

                See accompanying notes to financial statements.

                         HERITAGE CREDIT SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Heritage Credit Services, Inc. (the "Company"), incorporated in 1988, is a California corporation owned by an individual. The Company's operations consist primarily of obtaining and writing leases on various types of business equipment and providing equipment financing arrangements for commercial entities. The Company conducts its operations under the names Heritage Financial Services, Oakmont Financial Services and Heritage Software Finance, with the majority of business activities concentrated in the Western United States and Florida. The Company's headquarters is located in Rancho Cordova, California.

     Concentration of Credit and Financial Instrument Risk -- The Company controls its credit risk through credit standards, limits on exposure, and by monitoring the financial condition of its lessees. The Company uses a credit scoring system in evaluating the credit risk of applicants. The Company generally requires the leased assets to serve as collateral for the leases and requires all lessees to provide adequate collateral protection and liability insurance throughout the lease contract term. Additionally, the Company controls its credit exposure to any one client or industry through the sale of leases.

     Inherent to leasing is the residual value risk associated with lease contracts. The Company manages this residual risk through adherence to a residual valuation procedure at lease inception.

     Cash Equivalents -- The Company considers all short-term investments with an initial maturity of three months or less to be cash equivalents.

     Furniture, Equipment and Vehicles -- Furniture, equipment, and vehicles are stated at cost. Depreciation is computed using accelerated methods over estimated useful lives of the related assets ranging from three to seven years.

     Use of Estimates -- The financial statements are prepared in conformity with generally accepted accounting principles which requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the financial statement date, and of revenue and expenses during the reporting period. Actual results could differ from these estimates.

     Fair Value of Financial Instruments -- The Company's financial instruments include cash and cash equivalents, net investment in leases and equipment financing agreements, and notes payable. Amounts recorded for these instruments approximate fair value due to either their maturity or the nature of these instruments.

     Lease Accounting and Revenue Recognition -- The Company's leases are classified and accounted for as direct financing leases. Under this accounting method, the total minimum lease rentals to be received and the estimated residual value of equipment at lease end are recorded as assets. The excess of these assets over the related equipment cost is recorded as unearned revenue, which is recognized as equipment finance income over the lease term utilizing the interest method of accounting, such method resulting in a constant rate of return on the Company's net investment in the lease. The allowance method is used to account for uncollectible lease receivables.

     The Company has discounted certain of its lease transactions, which involves the assignment of minimum lease payments with a retention of residual value rights. Retained residual value property rights are recognized over the underlying lease contract term utilizing the interest method. The assignee typically has no recourse against the Company. Proceeds received from the assignee are not recorded as a liability of the Company, but rather as an offset to the assignment of minimum lease payments. The Company accounts for these discounted lease transactions, pursuant to which control of future economic benefits have been surrendered to the assignee, in accordance with Statement of Financial Accounting Standards No. 77, "Reporting by Transferors for Transfers of Receivables with Recourse," and records the difference between proceeds and the Company's net investment in the lease as lease revenue from discounting upon receipt.

                         HERITAGE CREDIT SERVICES, INC.

     The Company also engages in transactions involving the assignment of minimum lease payments, pursuant to which the Company does not surrender control of future economic benefits. These transactions are accounted for as borrowings. These transactions also involve the assignment of minimum lease payments with a retention of the residual value rights. The assignee typically has no recourse against the Company. Retained residual value property rights are recognized over the underlying lease contract term utilizing the interest method. These non-recourse borrowings and the related minimum lease payments receivable are recorded on the balance sheet.

     In some of the transactions involving the assignment of minimum lease payments, the assignee retains a portion of the proceeds in a reserve account as a credit enhancement. This cash is restricted as to withdrawal and has been presented as restricted cash in the accompanying balance sheet.

     The Company also is involved in transactions in which it serves as broker relating to leasing transactions. In these transactions the Company prepares required lease documentation and then refers the transaction to another leasing Company in exchange for a fee. During the years ended September 30, 1994, 1995 and 1996, the Company received approximately $207,000, $288,000 and $565,000 in commissions for brokering leases of approximately $2.5 million, $4.0 million and $5.0 million, respectively.

     Initial Direct Costs -- Initial direct costs of acquiring a lease are capitalized and amortized over the life of the lease utilizing the interest method.

     Income Taxes -- The Company accounts for income taxes utilizing the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in financial statements or tax returns. Deferred taxes are determined on the difference between the financial statement and tax bases of assets and liabilities as measured by applying current statutory tax rates to the period in which the differences are expected to reverse and by giving effect to available net operating loss carryforwards. The Company has established a valuation allowance against its deferred tax assets where there is uncertainty as to whether such benefits will be utilizable.

     Effects of Recently Issued Accounting Standards -- Recently issued accounting standards having relevant applicability to the Company consist primarily of Statement of Financial Accounting Standards No. 125 ("FASB No. 125") "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which is to be effective for transactions occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. In November 1996, an exposure draft was issued proposing to defer, for one year, the effective date of certain provisions of FASB No. 125. The Company does not expect the adoption of FASB No. 125 to have a material effect on the Company's financial condition or results of operation.

     Reclassifications -- Certain prior year financial statement amounts have been reclassified to conform with current year classifications.

     Interim Financial Statements -- The interim financial data as of and for the three months ended December 31, 1995 and 1996 is unaudited; however, in the opinion of Company management, the interim data includes all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of results for the interim periods. The 1996 interim period results of operations are not necessarily indicative of results for the entire year.

                         HERITAGE CREDIT SERVICES, INC.

NOTE 2: NET INVESTMENT IN LEASES AND EQUIPMENT FINANCING AGREEMENTS

     The Company's net investments in leases and equipment financing agreements have been pledged as collateral for certain recourse or non-recourse notes payable borrowings. The net investment in leases and equipment financing agreements presented on a basis by type of borrowing for which the investment is pledged as collateral, is summarized as follows (in thousands):

                                                     SEPTEMBER 30,
                                                  --------------------      DECEMBER 31,
                                                   1995         1996            1996
                                                  -------      -------      ------------
                                                                            (UNAUDITED)
Recourse
  Minimum lease and equipment financing
     receivables................................  $10,977      $ 9,990           $10,305
  Estimated residual value......................      356          292               126
  Unearned revenue..............................   (3,004)      (2,489)           (3,356)
                                                  -------      -------           -------
          Total Recourse........................    8,329        7,793             7,075
                                                  -------      -------           -------
Non-Recourse
  Minimum lease and equipment financing
     receivables................................    8,280       13,880            23,920
  Estimated residual value......................    2,627        3,007             3,319
  Unearned revenue..............................   (3,412)      (4,809)           (6,587)
                                                  -------      -------           -------
          Total Non-Recourse....................    7,495       12,078            20,652
                                                  -------      -------           -------
                                                   15,824       19,871            27,727
Allowance for uncollectible accounts............     (178)        (352)             (728)
Initial direct costs, net.......................    1,390        1,467             2,038
                                                  -------      -------           -------
                                                  $17,036      $20,986           $29,037
                                                  =======      =======           =======

     Accumulated amortization of initial direct costs was $1,141,000, and $1,834,000 at September 30, 1995 and 1996, respectively.

     Allowance for uncollectible accounts activity is summarized as follows (in thousands):

                                                                           THREE MONTHS
                                              YEAR ENDED SEPTEMBER 30,        ENDED
                                              -------------------------    DECEMBER 31,
                                              1994      1995      1996         1996
                                              -----    ------    ------    ------------
                                                                           (UNAUDITED)
BALANCE, beginning of year..................   $ 50     $  70     $ 178       $ 352
  Provision for credit losses...............    103       279       646         625
  Charge-offs...............................    (83)     (176)     (554)       (249)
  Recoveries................................      -         5        82          --
                                               ----     -----     -----       -----
BALANCE, end of year........................   $ 70     $ 178     $ 352       $ 728
                                               ====     =====     =====       =====

     At September 30, 1996, minimum lease payments receivables are as follows (in thousands):

                                                           YEAR ENDING
                                                          SEPTEMBER 30,
                                                          -------------
1997....................................................     $ 8,200
1998....................................................       7,002
1999....................................................       4,917
2000....................................................       2,836
2001....................................................         915
                                                             -------
                                                             $23,870
                                                             =======

                         HERITAGE CREDIT SERVICES, INC.

NOTE 3: NOTES PAYABLE

     Notes payable are collateralized by leased equipment, generally due as collateralized lease payments are scheduled to be received and, for certain recourse notes, guaranteed by the Company's shareholder. Notes payable for which the lender has recourse against the Company are summarized as follows (in thousands):

                                                    SEPTEMBER 30,
                                                  ------------------      DECEMBER 31,
                                                   1995        1996           1996
                                                  ------      ------      ------------
                                                                          (UNAUDITED)
Recourse:
  Notes payable with interest at rates ranging
     from prime (8.25% at September 30, 1996)
     plus 1.25% to prime plus 2.25%.............  $2,836      $4,591         $4,553
  Note payable drawn on a $10 million credit
     line; interest at the bank's reference rate
     (8.25% at September 30, 1996) plus 3.00%
     (increasing to 4.50% beginning 300 days
     after borrowing)...........................   2,437          16             --
  Notes payable with interest at 11.0%..........     839       1,346          1,231
  Notes payable with interest at rates ranging
     from 8.60% to 10.70%.......................     420         272            220
  Notes payable drawn on 6 separate warehouse
     lines of credit totaling $2.7 million;
     interest at prime plus .50% to 2.00%.......   1,243       1,403          1,727
  Other.........................................      33           4             --
                                                  ------      ------         ------
          Total Recourse Notes Payable..........  $7,808      $7,632         $7,731
                                                  ======      ======         ======

     Notes payable for which the lender has no recourse against the Company are summarized as follows (in thousands):

                                                     SEPTEMBER 30,
                                                   ------------------      DECEMBER 31,
                                                    1995        1996           1996
                                                   ------      ------      ------------
                                                                           (UNAUDITED)
Non-Recourse:
  Notes payable with interest at the two year
     T-bill rate plus 2.25% to 3.50% (rates
     ranging from 8.40% to 9.40%)................  $6,770      $   --        $    --
  Notes payable with interest at 8.25% and
     8.50%.......................................      87       9,803          5,672
  Notes payable with interest at 8.75%...........      --          --            648
  Lease-backed floating rate revolving note with
     interest at LIBOR plus .375%................      --          --         10,498
                                                   ------      ------        -------
          Total Non-Recourse Notes Payable.......  $6,857      $9,803        $16,818
                                                   ======      ======        =======

     The $10.0 million credit line is available through March 1997. The other credit lines are generally available from March through June 1997. Terms of certain credit agreements require, among other things, that the Company maintain certain financial ratios and net worth, as defined. The Company was in compliance with these restrictive covenants at September 30, 1996.

                         HERITAGE CREDIT SERVICES, INC.

     Annual principal payments (on both recourse and non-recourse debt) during future years are estimated as follows (in thousands):

 YEAR ENDING                                                NON-
SEPTEMBER 30,                                             RECOURSE      RECOURSE       TOTAL
-------------                                             --------      --------      -------
   1997.................................................    $3,124      $  3,696      $ 6,821
   1998.................................................     2,856         1,804        4,660
   1999.................................................     2,084         1,257        3,341
   2000.................................................     1,328           745        2,073
   2001.................................................       411           130          540
                                                            ------      --------      -------
                                                            $9,803      $  7,632      $17,435
                                                            ======      ========      =======

     Information concerning borrowings on both recourse and non-recourse debt is summarized as follows (in thousands):

                                                           YEAR ENDED SEPTEMBER 30,
                                                         ----------------------------
                                                          1994      1995       1996
                                                         ------    -------    -------
Average balance........................................  $4,222    $10,406    $13,305
Average interest rate..................................    9.50%      10.9%      9.80%
Maximum month-end balance..............................  $7,553    $14,665    $17,435

NOTE 4: INCOME TAXES

     The provision (benefit) for federal and state income taxes consists of the following (in thousands):

                                                              YEAR ENDED SEPTEMBER 30,
                                                              ------------------------
                                                              1994      1995     1996
                                                              -----    ------    -----
Deferred tax provision......................................   $168     $         $ --
Deferred tax benefit........................................    (70)     (255)      --
                                                               ----     -----     ----
                                                               $ 98     $(255)    $ --
                                                               ====     =====     ====

     During fiscal year 1995, the Company recorded a net deferred tax benefit of $255,000 due to the recognition of tax operating loss carryforwards in an amount sufficient to fully offset deferred tax liabilities recorded in prior years. As a result of the recognition of deferred tax assets relating to tax operating loss carryforwards, the Company recorded no net tax provision or benefit for income taxes during fiscal year 1996. The tax provision or benefit differs from that computed by applying the statutory corporate tax rate due primarily to the recognition of operating loss carryforwards to the extent not reduced by a valuation allowance.

                         HERITAGE CREDIT SERVICES, INC.

     Deferred tax assets relate primarily to operating loss carryforwards and deferred tax liabilities relate primarily to accounting for certain leases as true leases for tax which results in additional deductions, primarily depreciation, as compared to direct financing leases for financial reporting. Deferred tax assets and liabilities are comprised of the following (in thousands):

                                                                SEPTEMBER 30,
                                                              ------------------
                                                               1995        1996
                                                              ------      ------
Deferred tax liabilities:
  True lease deductions.....................................  $  914      $1,235
                                                              ------      ------
                                                                 914       1,235
                                                              ------      ------
Deferred tax assets:
  Net operating loss carryovers.............................   1,015       1,297
  Allowance for credit losses...............................      72         141
                                                              ------      ------
                                                               1,087       1,438
                                                              ------      ------
Valuation allowance.........................................    (173)       (203)
                                                              ------      ------
Total.......................................................  $   --      $   --
                                                              ======      ======

     Since September 30, 1996, the Company, for income tax purposes, has had net operating loss carryforwards approximating $3 million available to offset future taxable income. The loss carryforwards begin to expire in 2009.

NOTE 5: RELATED PARTY TRANSACTIONS

     The Company's shareholder is a 50% owner of another business in the equipment leasing industry. During the years ended September 30, 1994, 1995 and 1996, the Company paid broker fees to this related party of approximately $60,000, $163,000 and $109,000, respectively.

NOTE 6: LEASE COMMITMENT

     The Company occupies a facility pursuant to an operating lease agreement, providing for monthly rents of approximately $3,800. The Company occupies another facility under an operating lease agreement expiring December 31, 1998, providing for monthly rents of $1,150. In July 1996, the Company began occupying a third facility pursuant to an operating lease agreement, providing for monthly rents of $2,000. Rent expense for the years ended September 30, 1994, 1995 and 1996 approximated $51,000, $68,000 and $74,000, respectively. All leases are month to month and can be terminated with written notice.

NOTE 7: STOCK PURCHASE AND EMPLOYEE BENEFIT PLANS

     In February 1995, the Company adopted a stock purchase plan to offer selected employees an opportunity to acquire an interest in the Company by purchasing shares of stock. The plan provides for the direct award or sale of shares and for the grant of options to purchase shares. During the year ended September 30, 1995, the Company granted stock options for the purchase of 1,600 shares at an exercise price of $827 per share, an amount determined by the Company's Board of Directors to not be less than the estimated fair value per share at date of grant. Options have a term of 10 years, vesting 20% per year. There were no grants, exercises or cancellations of stock options during the year ended September 30, 1996.

     The Company maintains an employee benefit plan pursuant to Section 401(k) of the Internal Revenue Code. The Plan covers all eligible employees and has a salary deferral feature and an employer matching component. The matching contribution is discretionary and determined annually by the Company's Board of

                         HERITAGE CREDIT SERVICES, INC.

Directors. Company contributions for the years ended September 30, 1994, 1995 and 1996 approximated $21,000, $24,000 and $33,000, respectively.

NOTE 8: SUBSEQUENT EVENT

     The Company has entered into a financing arrangement providing for, among other things, the issuance of up to $25 million of lease backed notes and the related securitization of underlying lease collateral. In connection with the financing arrangement, in November 1996, the Company entered into an asset securitization transaction pursuant to which certain lease contracts and related assets were contributed, transferred and assigned by the Company to a newly formed subsidiary, Heritage Finance Corp. I ("HFC"). These lease assets were then together collateralized as a separate pool as security for non-recourse debt issued by HFC. Proceeds of the borrowing approximated $10.8 million and were utilized to pay approximately $10.5 million of non-recourse debt and to pay certain transactional expenses. The underlying collateral for such debt are lease contracts representing interests in lease receivables of approximately $13 million and related equipment. The initial interest rate on this borrowing is approximately 6.7%. The assets of HFC are not available to pay creditors of the Company and the Company has also pledged all of its interests in HFC as security for the borrowings.

NOTE 9: EVENT (UNAUDITED) SUBSEQUENT TO DATE OF REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     In February 1997, the Company's shareholder signed a letter of intent for the sale of all of the Company's issued and outstanding common stock to First Sierra Financial, Inc., subject to, among other things, the closing of an initial public offering by First Sierra Financial, Inc.

======================================================

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS
                             ---------------------

                                        PAGE
                                        ----
Available Information.................     2
Prospectus Summary....................     3
Risk Factors..........................     8
Use of Proceeds.......................    13
Dividend Policy.......................    14
Capitalization........................    15
Dilution..............................    16
Selected Consolidated Financial
  Data................................    17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    19
Business..............................    28
Management............................    40
Certain Transactions..................    44
Principal Stockholders................    45
Description of Capital Stock..........    47
Shares Eligible for Future Sale.......    51
Underwriting..........................    52
Legal Matters.........................    53
Experts...............................    53
Index to Consolidated Financial
  Statements..........................   F-1

                             ---------------------

       UNTIL             , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================

======================================================

                                     [LOGO]

                                2,000,000 SHARES

                                  FIRST SIERRA

                                FINANCIAL, INC.

                                  COMMON STOCK
                             ---------------------

                                   PROSPECTUS

                             ---------------------
                              FRIEDMAN, BILLINGS,
                               RAMSEY & CO., INC.
                                           , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses of the offering are estimated to be as follows:

Securities and Exchange Commission registration fee.........  $6,970
NASD filing fee.............................................   2,800
Nasdaq listing fee..........................................    *
Legal fees and expenses.....................................    *
Accounting fees and expenses................................    *
Blue Sky fees and expenses (including legal fees)...........    *
Printing expenses...........................................    *
Transfer Agent fees.........................................    *
Miscellaneous...............................................    *
                                                              ------
          TOTAL.............................................  $ *
                                                              ======

---------------

* To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company, a Delaware corporation, is empowered by Section 145 of the Delaware General Corporation Law (the "DGCL"), subject to the procedures and limitations stated therein, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or other enterprise, against reasonable expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually incurred by him in connection with such action, suit or proceeding, if such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Company is required by Section 145 to indemnify any person against reasonable expenses (including attorneys' fees) actually incurred by him in connection with an action, suit or proceeding in which he is a party because he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or other enterprise, if he has been successful, on the merits or otherwise, in the defense of the action, suit or proceeding.
Section 145 also allows a corporation to purchase and maintain insurance on behalf of any such person against any liability asserted against him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 145. In addition, Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.

     Article XI of the Company's Restated Certificate of Incorporation (the "Charter") provides that the Company shall indemnify and hold harmless any person who was, is, or is threatened to be made a party to a proceeding by reason of the fact that he or she (i) is or was a director or officer of the Company or (ii) while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent permitted under the DGCL. The right to indemnification under Article XI of the Charter is a contract right which includes, with respect to directors and officers, the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its disposition.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     On June 3, 1994, the Company sold an aggregate of 5,470,000 shares of Common Stock to the four stockholders of the Company for $0.18 per share in connection with the initial capitalization of the Company.

     On March 31, 1996, pursuant to employment agreements dated as of January 1995, the Company completed the previously committed sale of an aggregate of 707,369 shares of Common Stock to three employees of the Company for $0.17 per share.

     On April 15, 1996, the Company sold 147,367 shares of Common Stock to a stockholder of the Company for $0.18 per share.

     On June 28, 1996, the Company sold 56,718 shares of Series A Preferred Stock, valued at $46.55 per share, to the former owners of GIC as part of the consideration for the acquisition of GIC.

     On October 15, 1996, the Company sold 43,691 shares of Series B Preferred Stock, valued at $57.22 per share, to the former owner of CCL as part of the consideration for the acquisition of CCL.

     The Company relied on an exemption under Section 4(2) of the Securities Act in effecting each of the transactions described above.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

          *1.1           -- Form of Underwriting Agreement
           3.1           -- Restated Certificate of Incorporation of the Company
           3.2           -- Amended and Restated Bylaws of the Company
          *4.1           -- Specimen Common Stock certificate
          *5.1           -- Opinion of Vinson & Elkins L.L.P.
         *10.1           -- 1997 Stock Option Plan
         *10.2           -- Executive Incentive Compensation Plan
         *10.3           -- Registration Rights Agreement
          10.4           -- Asset Purchase Agreement dated June 28, 1996 between the
                            Company, First Sierra Acquisition, Inc. and General
                            Interlease Corporation and Eric Barash and Daniel Dengate
          10.5           -- Agreement and Plan of Reorganization dated October 15,
                            1996 among Valerie A. Hayes, Corporate Capital Leasing
                            Group, Inc., the Company and First Sierra Pennsylvania,
                            Inc.
          10.6           -- Asset Purchase Agreement, dated February 4, 1997, between
                            Lease Pro, Inc., Charles E. Lester and the Company
          10.7           -- First Amendment to Agreement and Plan of Reorganization
                            dated February 27, 1997 among Valerie A. Hayes, Corporate
                            Capital Leasing Group, Inc., the Company and First Sierra
                            Pennsylvania, Inc.
          10.8           -- Agreement and Plan of Merger between Oren M. Hall,
                            Charles E. Brazier, Greg E. McIntosh, Brent M. Hall,
                            Heritage Credit Services, Inc., the Company and First
                            Sierra California, Inc. dated as of February 1, 1997
          10.9           -- Form of Registration Rights Agreement between the Company and Oren M. Hall
         *10.10          -- Employment Agreement between Thomas J. Depping and the
                            Company
         *10.11          -- Employment Agreement between Sandy B. Ho and the Company
         *10.12          -- Employment Agreement between Robert H. Quinn, Jr. and the
                            Company
          11.1           -- Computation of Earnings per share

          21.1           -- Subsidiaries of the Company
          23.1           -- Consent of Arthur Andersen LLP
          23.2           -- Consent of BDO Seidman LLP
          23.3           -- Consent of MacDade Abbott LLP
          23.4           -- Consent of Vinson & Elkins L.L.P. (contained in Exhibit
                            5.1 hereto)
          23.5           -- Consent of Richard J. Campo, as about to be named a
                            director of the Company
          23.6           -- Consent of Norman J. Metcalfe, as about to be named a
                            director of the Company
          24.1           -- Powers of Attorney (included on the signature page to
                            this Registration Statement)
          27.1           -- Financial Data Schedule

---------------

* To be filed by amendment.

     (b) Consolidated Financial Statement Schedules

     All schedules are omitted because the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 28th day of February, 1997.

                                            FIRST SIERRA FINANCIAL, INC.

                                            By     /s/ THOMAS J. DEPPING
                                             -----------------------------------
                                                      Thomas J. Depping
                                                President and Chief Executive
                                                            Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas J. Depping and Sandy B. Ho, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any additional registration statement pursuant to Rule 462(b), and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                     DATE
                      ---------                                   -----                     ----

                /s/ THOMAS J. DEPPING                  President, Chief Executive     February 28, 1997
-----------------------------------------------------    Officer and Chairman of
                 (Thomas J. Depping)                     the Board of Directors
                                                         (principal executive
                                                         officer)

                   /s/ SANDY B. HO                     Executive Vice President and   February 28, 1997
-----------------------------------------------------    Chief Financial Officer
                    (Sandy B. Ho)                        (principal financial
                                                         officer)

                /s/ CRAIG M. SPENCER                   Senior Vice President and      February 28, 1997
-----------------------------------------------------    Chief Accounting Officer
                 (Craig M. Spencer)                      (principal accounting
                                                         officer)

             /s/ DAVID C. SHINDELDECKER                Director                       February 28, 1997
-----------------------------------------------------
              (David C. Shindeldecker)

                /s/ DAVID L. SOLOMON                   Director                       February 28, 1997
-----------------------------------------------------
                 (David L. Solomon)

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                                  DESCRIPTION
         ------                                  -----------
          *1.1           -- Form of Underwriting Agreement
           3.1           -- Restated Certificate of Incorporation of the Company
           3.2           -- Amended and Restated Bylaws of the Company
          *4.1           -- Specimen Common Stock certificate
          *5.1           -- Opinion of Vinson & Elkins L.L.P.
         *10.1           -- 1997 Stock Option Plan
         *10.2           -- Executive Incentive Compensation Plan
         *10.3           -- Registration Rights Agreement
          10.4           -- Asset Purchase Agreement dated June 28, 1996 between the
                            Company, First Sierra Acquisition, Inc. and General
                            Interlease Corporation and Eric Barash and Daniel Dengate
          10.5           -- Agreement and Plan of Reorganization dated October 15,
                            1996 among Valerie A. Hayes, Corporate Capital Leasing
                            Group, Inc., the Company and First Sierra Pennsylvania,
                            Inc.
          10.6           -- Asset Purchase Agreement, dated February 4, 1997, between
                            Lease Pro, Inc., Charles E. Lester and the Company
          10.7           -- First Amendment to Agreement and Plan of Reorganization
                            dated February 27, 1997 among Valerie A. Hayes, Corporate
                            Capital Leasing Group, Inc., the Company and First Sierra
                            Pennsylvania, Inc.
          10.8           -- Agreement and Plan of Merger between Oren M. Hall,
                            Charles E. Brazier, Greg E. McIntosh, Brent M. Hall,
                            Heritage Credit Services, Inc., the Company and First
                            Sierra California, Inc. dated as of February 1, 1997
          10.9           -- Form of Registration Rights Agreement between the Company and Oren M. Hall
         *10.10          -- Employment Agreement between Thomas J. Depping and the
                            Company
         *10.11          -- Employment Agreement between Sandy B. Ho and the Company
         *10.12          -- Employment Agreement between Robert H. Quinn, Jr. and the
                            Company
          11.1           -- Computation of Earnings per share
          21.1           -- Subsidiaries of the Company
          23.1           -- Consent of Arthur Andersen LLP
          23.2           -- Consent of BDO Seidman LLP
          23.3           -- Consent of MacDade Abbott LLP
          23.4           -- Consent of Vinson & Elkins L.L.P. (contained in Exhibit
                            5.1 hereto)
          23.5           -- Consent of Richard J. Campo, as about to be named a
                            director of the Company
          23.6           -- Consent of Norman J. Metcalfe, as about to be named a
                            director of the Company
          24.1           -- Powers of Attorney (included on the signature page to
                            this Registration Statement)
          27.1           -- Financial Data Schedule

---------------

* To be filed by amendment.